Exhibit 2.4

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

BY AND AMONG

PEL-DRG Dutch Holdco B.V.,

PIRAMAL ENTERPRISES LIMITED,

CLARIVATE ANALYTICS (US) HOLDINGS INC.

CLARIVATE ANALYTICS (CANADA) HOLDINGS CORP.

CAMELOT UK BIDCO LIMITED

CLARIVATE ANALYTICS (SINGAPORE) PTE. LTD.

and, for certain limited purposes set forth herein

CLARIVATE ANALYTICS PLC

Dated as of January 17, 2020

TABLE OF CONTENTS

EXHIBITS

A	Equity Interests
B	Working Capital Accounting Principles
C	Escrow Agreement
D	Voting Agreement
E	Indian Share Purchase Agreement

INDEX OF DEFINED TERMS

Defined Term	Page

2019 Audited Financial Statements	65
Accounting Principles	8
Acquired Business	1
Acquired Company	1
Acquisition	3
Acquisition Proposal	85
Adverse Recommendation Change	51
affiliate	85
Agreement	1
Allocation Schedule	3
Ancillary Agreements	85
Anti-Corruption Laws	34
Anti-Money Laundering Laws	35
Base Cash Consideration	3
Board of Directors	85
Bridge Facility	65
Business Contracts	22
Business Day	85
Canada Purchaser	1
Cash Consideration	85
Claim	85
Clients	55
Closing	4
Closing Cash	85
Closing Cash Consideration	3
Closing Date	4
Closing Indebtedness	86
Closing Statement	6
Closing Working Capital	86
COBRA	30
Code	23
Commitment Letter	65
Companies Act	52
Company	1
Company Board Recommendation	86
Company Intellectual Property	86
Company Registered Intellectual Property	18
Company Subsidiary	86
Confidential Information	86
Confidentiality Agreement	48
Consent	14
Continuing Employees	57
Contract	21
Counsel	55
Covered Person	86
Covered Tax	23
DAIPL	90

Defined Term	Page

Deferred Issuance Price	10
DRG Holdco	1
DRG Singapore	1
DRG U.K.	1
EGM	52
EGM Notice	52
End Date	69
Enforceability Exceptions	13
Environmental Laws	36
Environmental Permits	35
Equity Interests	1
ERISA	28
ERISA Affiliate	28
Exchange Act	86
Export Control Laws	35
Extent	84
Final Closing Cash Consideration	8
Financing	65
Financing Parties	65
Financing Sources	65
Financing Sources Provisions	82
Fraud	86
Governmental Entity	14
Hazardous Substance	36
HIPAA	33
HSR Act	14
Including	84
Income Tax	23
Incremental Stock Consideration	11
Indebtedness	87
Indemnification Cap	87
Indemnification Deductible	74
Indemnified Party	72
Indemnifying Party	72
Independent Expert	7
India Employee Transition	59
Indian Closing Cash Consideration	87
Indian Employee Benefit Plans	87
Indian Share Purchase Agreement	87
Initial Closing Cash Consideration	3
Initial Closing Statement	3
Initial Deferred Issuance Date	9
Intellectual Property	87
IRS	28
IT Assets	88
Judgment	14
Knowledge of Purchaser	88

v

Knowledge of Seller	88
Law	14
Leased Real Property	17
Leases	18
Liabilities	88
Licensed Intellectual Property	88
Liens	14
Lock-up Period	88
Losses	88
made available	89
Material Adverse Effect	89
Material Customers	90
Material Suppliers	90
Maximum Stock Consideration	90
MRG	1
New Plans	58
Notice of Objection	6
Objection Period	6
Operating Companies	90
Parent	1
Parent Common	90
Parent SEC Documents	90
Parent Stock Exchange	90
PEL	1
PEL Shareholder Approval	52
PEL Shareholders	52
Pending Claim	10
Pending Claim Amount	10
Per Claim Threshold	74
Permits	33
Permitted Liens	90
Permitted Transferees	12
person	91
Personal Data	91
Piramal Promotor Group	1
Post-Closing Tax Period	23
Pre-Closing Engagements	55
Pre-Closing Tax Period	23
Pre-Closing Tax Returns	78
Privacy and Cybersecurity Laws	33
Proceeding	91
Purchase Price Adjustment Escrow Account	6
Purchaser	1
Purchaser Disclosure Schedule	39
Purchaser Expense Reimbursement Payment	71
Purchaser Fundamental Representations	91
Purchaser Indemnifying Parties	72
Purchaser Indemnitees	71
Purchaser Material Adverse Effect	91
Purchaser Office	59

Purchaser Tax Act	24
Purchasers	1
Registration Statement	92
Related Party	37
Related Party Agreements	37
Representatives	92
Resolution Period	7
Resolved Amounts	10
Restricted Cash	92
Restriction Period	60
Restrictive Covenants	61
Sanctions	34
SEC	92
Securities Act	92
Seller	1
Seller Disclosure Schedule	13
Seller Fundamental Representations	92
Seller Indemnifying Parties	71
Seller Indemnifying Party	71
Seller Indemnitees	72
Seller Restricted Parties	60
Service Provider	28
Shelf Registration Statement	92
Singapore Purchaser	1
Special Resolution	52
Specified Tax Returns	78
Stock Consideration	10
Straddle Tax Period	24
Subscription Option	10
Subsequent Deferred Issuance Date	11
Subsequently Resolved Amount	10
subsidiary	93
Target Working Capital	8
Tax	24
Tax Return	24
Tax Sharing Agreement	24
Taxes	24
Taxing Authority	24
Third Party Claim	72
Trade Secrets	93
Transaction Expenses	93
Transfer	12
Transfer Taxes	25
U.K. Purchaser	1
U.S. Purchaser	1
VAT	94
Voting Agreement	2
WARN Act	31, 57
Willful Breach	94
Working Capital	8

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 17, 2020 by and among PEL-DRG Dutch Holdco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (the “Seller”), Piramal Enterprises Limited, a corporation organized under the laws of the Republic of India (“PEL”), Clarivate Analytics (US) Holdings Inc., a corporation organized pursuant to the laws of the State of Delaware (the “U.S. Purchaser”), Clarivate Analytics (Canada) Holdings Corp., a corporation organized pursuant to the laws of the Province of Ontario (the “Canada Purchaser”), Camelot UK Bidco Limited, a private company limited by shares incorporated under the laws of England and Wales (the “U.K. Purchaser”), Clarivate Analytics (Singapore) Pte. Ltd., a private company limited by shares incorporated in the Republic of Singapore (the “Singapore Purchaser”, and together with the U.S. Purchaser, the Canada Purchaser and the U.K. Purchaser, collectively the “Purchasers”, and each individually, a “Purchaser”), and, solely for the purposes of Section 2.03, Section 2.04, Article IV, Section 5.04, Section 5.06, and Section 5.16, Clarivate Analytics Plc, a corporation organized pursuant to the laws of Jersey (“Parent”).

INTRODUCTION

WHEREAS, the Operating Companies are currently engaged in the business of providing data, insights, analytics and market research products and services, including consulting services, to the healthcare industry including but not limited to pharma, biotech, medtech, medical device, payer and provider organizations, the content or subject matter of which is used in assessing and developing the commercial impact of scientific and technological innovations with respect to product development, including evaluating drug pricing and discovery, understanding diseases and markets, market access, health economics and outcomes, product lifecycle management and the accessibility to the payer and provider industries (the “Acquired Business”).

WHEREAS, the Seller is the direct and beneficial record owner of the issued and outstanding equity interests of Millennium Research Group Inc., a corporation incorporated under the laws of the Province of Ontario (“MRG”), DRG Singapore Pte. Ltd., a private company limited by shares incorporated in the Republic of Singapore (“DRG Singapore”), Decision Resources Group UK Limited, a private company limited by shares incorporated under the laws of England and Wales (“DRG U.K.”), and DRG Holdco Inc., a Delaware limited liability company (“DRG Holdco”, and together with MRG, DRG Singapore and DRG U.K., each individually, an “Acquired Company,” and collectively, the “Acquired Companies” and, such interests, the “Equity Interests”), as set forth opposite its name on Exhibit A attached hereto, which Acquired Companies, together with their affiliates and the other Operating Companies, operate the Acquired Business;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchasers’ and Parent’s willingness to enter into this Agreement the members of the Piramal promoter group (the “Piramal Promotor Group”) are entering into a Voting Agreement with Purchaser in the form attached hereto as Exhibit D (the “Voting Agreement”); and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Purchasers desire to acquire from the Seller all of the Equity Interests and the Seller desires to sell to the Purchasers the Equity Interests;

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article I

Purchase and Sale

SECTION 1.01.     Purchase and Sale.

(a)           Upon the terms and subject to the conditions of this Agreement, at the Closing and in exchange for payment and delivery of the Cash Consideration to the Seller:

(i)            the Seller shall sell, transfer, assign and deliver to the U.S. Purchaser (or an affiliate thereof designated by the U.S. Purchaser), and the U.S. Purchaser (or such designated affiliate) shall purchase, acquire and accept from the Seller, the Equity Interests of DRG Holdco, free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws);

(ii)           the Seller shall sell, transfer, assign and deliver to the Canada Purchaser (or an affiliate thereof designated by the Canada Purchaser), and the Canada Purchaser (or such designated affiliate) shall purchase, acquire and accept from the Seller, the Equity Interests of MRG, free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws);

(iii)          the Seller shall sell, transfer, assign and deliver to the Singapore Purchaser (or an affiliate thereof designated by the Singapore Purchaser), and the Singapore Purchaser (or such designated affiliate) shall purchase, acquire and accept from the Seller, the Equity Interests of DRG Singapore, free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws); and

(iv)          the Seller shall sell, transfer, assign and deliver to the U.K. Purchaser (or an affiliate thereof designated by the U.K. Purchaser), and the U.K. Purchaser (or such designated affiliate) shall purchase, acquire and accept from the Seller, the Equity Interests of DRG U.K., free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws).

(b)           The aggregate amount payable in cash at Closing shall be equal to the Initial Closing Cash Consideration and shall be payable as set forth in Section 2.02(b) and subject to adjustment as set forth in Section 2.03. The purchase and sale of the Equity Interests and the transactions contemplated by this Agreement and the other Ancillary Agreements are referred to in this Agreement as the “Acquisition”.

(c)           At least three Business Days prior to the Closing Date, the Seller shall prepare and deliver to Parent its reasonable and good faith estimate of the Closing Cash Consideration (the “Initial Closing Cash Consideration”), together with reasonable supporting detail and documentation as to each of the calculations contained therein, including Seller’s reasonable and good faith estimates of each of Closing Cash, Closing Indebtedness, the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital and Transaction Expenses (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be calculated in accordance with the Accounting Principles and prepared in a manner consistent with the definitions of the terms Closing Cash, Closing Indebtedness, Working Capital and Transaction Expenses. The Seller shall (i) provide or cause to be provided to Parent access upon reasonable notice during normal business hours to the properties, books, contracts, personnel and records of the Operating Companies, and its accountant’s work papers relevant to the preparation of the Initial Closing Statement for the sole purpose of reviewing the Initial Closing Statement and (ii) provide Parent with a reasonable opportunity to review and to propose comments to the Initial Closing Statement, which comments the Seller shall consider in good faith; provided, that the Seller’s good faith determination thereof shall in all events control.

(d)           For purposes of this Agreement, the “Closing Cash Consideration” means an amount equal to (i) $900,000,000 (the, “Base Cash Consideration”, plus (ii) Closing Cash, minus (iii) Closing Indebtedness, minus (iv) the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital, minus (v) Transaction Expenses. Notwithstanding any provision to the contrary in this Agreement, for purposes of determining the Initial Closing Cash Consideration and the Final Closing Cash Consideration, and the components thereof, such amounts shall not take into account any actions taken by Purchasers, any affiliate of any Purchaser, the Seller or the Operating Companies in connection with the sale and purchase of the Equity Interests following the consummation of the Closing.

(e)           Parent shall prepare, reasonably and in good faith, an allocation of the Initial Closing Cash Consideration and the Deferred Cash Consideration among the Equity Interests of the Operating Companies (the “Allocation Schedule”) and provide the Allocation Schedule to the Seller no less than ten Business Days prior to the Closing Date; provided that the amount allocated to DAIPL shall not exceed $20 million. If the Seller does not agree with such allocation, Parent and the Seller shall use their reasonable best efforts to resolve such disagreement and reach agreement on a revised Allocation Schedule. If the Seller and Parent have not reached agreement on a revised Allocation Schedule within seven Business Days after the delivery of the Allocation Schedule by Parent to the Seller, Parent and the Seller agree that the final Allocation Schedule shall be the Allocation Schedule initially prepared by Parent. If the Final Closing Cash Consideration differs from the Initial Closing Cash Consideration (or any adjustment is made with respect to the Final Closing Cash Consideration pursuant to this Agreement), such difference shall be allocated among the Equity Interests of the Operating Companies in a manner similar to that described in the preceding two sentences. The parties agree to be bound by the allocations made pursuant to this Section 1.01(e) in the preparation, filing and audit of any Tax Return.

Article II

Closing

SECTION 2.01.     Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, at 10:00 a.m., New York City time, on the third Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VI (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted, waiver of all such conditions) or at such other place, time and date as may be agreed by the Seller and Parent; provided that in no event shall Parent or the Purchasers be required to effect the Closing prior to February 16, 2020, unless otherwise consented to in writing by Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed to be effective as of 12:01 AM (New York time) on the Closing Date.

SECTION 2.02.     Transactions to be Effected at the Closing.

(a)           At the Closing, the Seller shall (as applicable) deliver or cause to be delivered to the applicable Purchaser in accordance with Section 1.01(a), or one of such Purchaser’s affiliates designated by such Purchaser prior to the Closing:

(i)            (A) a duly executed transfer of the Equity Interests of DRG U.K. in favor of the U.K. Purchaser together with the relevant share certificate(s) in the name of the Seller or indemnities in respect of any lost share certificates in form and substance reasonably satisfactory to the U.K. Purchaser; (B) an irrevocable power of attorney, in form and substance reasonably satisfactory to the U.K. Purchaser, duly executed by the Seller in favor of the U.K. Purchaser to secure its interest in the Equity Interests of DRG U.K. pending registration of the transfer in DRG U.K.’s register of members; (C) signed minutes, in form and substance reasonably satisfactory to the U.K. Purchaser, of the board meeting held by DRG U.K. approving (x) the registration of the transfer of the Equity Interests of DRG U.K. (subject only to the transfers being duly stamped), and (y) acceptance of any resignations of any directors of DRG U.K. as referred to in the following clause (vi);

(ii)           (A) a share certificate(s) in respect of the Equity Interests of DRG Singapore issued in the name of the Seller, together with (x) valid share transfer form(s) in respect of such Equity Interests of DRG Singapore, duly executed by the Seller in favour of the Singapore Purchaser and (y) a working sheet signed by a director or secretary of DRG Singapore computing the net asset value per share of DRG Singapore and/or such other document(s) as may be prescribed from time to time by the stamp duty branch of the Inland Revenue Authority of Singapore for the purpose of assessing the stamp duty payable on a transfer of such Equity Interests and (B) a certified true copy of the resolutions passed by DRG Singapore’s board of directors approving and authorizing (I) the transfer of the Equity Interests of DRG Singapore to the Singapore Purchaser, (II) the issue of the new share certificate(s) in respect of the Equity Interests of DRG Singapore in the name of the Singapore Purchaser, (III) the cancellation of the old share certificate(s) in respect of the Equity Interests of DRG Singapore issued in the name of the Seller, (IV) the entry of the name of the Singapore Purchaser into the electronic register of members of DRG Singapore as maintained by the Accounting and Corporate Regulatory Authority as the holder of the Equity Interests of DRG Singapore, (V) if requested by the Purchaser in writing at least five (5) Business Days prior to Closing, the resignation of each director as a director of DRG Singapore, (VI) if requested by the Purchaser in writing at least five (5) Business Days prior to Closing, the resignation of each officer as an officer of DRG Singapore, and (VII) the making of such other entries into other corporate records of DRG Singapore as may be necessary in connection with the foregoing;

(iii)         such other evidence of the assignment and transfer of the Equity Interests, free and clear of all Liens (other than any applicable transfer restrictions arising under generally applicable securities Laws), to Purchasers by the Seller, effective as of the Closing, in form and substance reasonably satisfactory to Purchasers;

(iv)         documentation evidencing the PEL Shareholder Approval;

(v)          a counterpart of each Ancillary Agreement duly executed by the Seller or PEL, as applicable;

(vi)         a counterpart of the Indian Share Purchase Agreement duly executed by PEL and PEL Consumer Products Limited;

(vii)        if requested by the Purchasers in writing at least five (5) Business Days prior to the Closing, resignation letters from the directors and officers or evidence of removal of such directors or officers of any Operating Company from their capacity as such, effective as of the Closing; and

(viii)       (A) a certification for DRG Holdco, satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), that DRG Holdco is not, nor has it been within the period described in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and (B) an accompanying notice to the Internal Revenue Service satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2).

(b)           At the Closing:

(i)            Purchasers shall pay, or cause to be paid, to the Seller, by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller (such designation to be made at least two Business Days prior to the Closing Date), an amount equal to (A) the Initial Closing Cash Consideration, minus (B) the Escrow Amount, minus (C) the India Closing Cash Consideration;

(ii)           Purchasers shall pay, or cause to be paid, to the persons designated by the Seller, on behalf of the Operating Companies, by wire transfer of immediately available funds to the accounts and in the amounts designated in writing by the Seller (such designation to be made at least two Business Days prior to the Closing Date), of the amounts payable in respect of Transaction Expenses;

(iii)         Purchasers shall deliver, by wire transfer of immediately available funds, the Purchase Price Adjustment Escrow Amount to the Escrow Agent for deposit into an escrow account (the “Purchase Price Adjustment Escrow Account”) established pursuant to the terms of the Escrow Agreement; and

(iv)         Purchasers shall provide a counterpart of each Ancillary Agreement duly executed by such Purchaser; and

(v)          Purchasers shall provide a counterpart of the Indian Share Purchase Agreement duly executed by Parent, the U.S. Purchaser and the Singapore Purchaser.

(vi)         Purchasers shall procure the repayment by wire transfer of immediately available funds to the accounts designated in writing by the Seller (such designation to be made at least two Business Days prior to the Closing Date), of the amounts required to repay any Closing Indebtedness for borrowed money, including any Closing Indebtedness identified on Section 2.02(b) of the Seller Disclosure Schedule, as specified in the applicable Payoff Letters delivered in accordance with Section 5.15.

(c)           Five (5) Business Days after any given Deferred Issuance Date, solely to the extent the Seller has elected to exercise its Subscription Option pursuant to the terms of Section 2.05, as promptly as practicable following receipt by Parent of a Subscription Price paid by the Seller pursuant to Section 2.05, then Purchasers shall pay, or cause to be paid, to the Seller, by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller (such designation to be made at least two Business Days prior to the applicable Deferred Issuance Date), an amount equal to the Subscription Price paid to Parent in connection with the immediately preceding Deferred Issuance Date (the “Deferred Cash Consideration”).

SECTION 2.03.     Post-Closing Cash Consideration Adjustment. (a) Within 60 days after the Closing Date, Parent shall prepare and deliver to the Seller a statement (the “Closing Statement”), setting forth Parent’s calculation of the Closing Cash Consideration, together with reasonable supporting detail and documentation as to each of the calculations contained therein, including Closing Cash, Closing Indebtedness, the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital and Transaction Expenses. The Closing Statement shall be calculated in accordance with the Accounting Principles and prepared in a manner consistent with the definitions of the terms Closing Cash, Closing Indebtedness, Working Capital and Transaction Expenses.

(i)            Unless the Seller notifies Parent in writing within 30 days (such 30-day period, the “Objection Period”) after Parent’s delivery of the Closing Statement of any good faith objection to the computation of the Closing Cash Consideration set forth therein (a “Notice of Objection”), the Closing Statement shall become final and binding. Any Notice of Objection shall contain (i) any item on the Closing Statement that the Seller disputes and the grounds for such dispute, together with reasonable supporting detail and documentation, and (ii) the Seller’s estimate of the correct amount of such item; provided that (x) the Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Closing Statement unless they are inconsistent with the Accounting Principles and (y) the Seller shall be deemed to have agreed with all other items and amounts on the Closing Statement.

(ii)           If the Seller provides the Notice of Objection to Parent within the Objection Period, the Seller, Parent shall, during the 30-day period following Parent’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt in good faith to resolve the Seller’s objections. Parent shall not be entitled to raise any issues beyond those contained in the Notice of Objection. During the Resolution Period, Parent and their respective Representatives shall, in accordance with Section 2.03(c), be permitted to review the working papers of the Seller, the Seller and their respective accountants relating to the Notice of Objection and the basis therefor. If the Seller and Parent are unable to resolve all such objections within the Resolution Period, the matters remaining in dispute shall be submitted to a nationally recognized independent accounting firm to be mutually agreed upon by the Seller and Parent (such agreed firm being the “Independent Expert”). The Independent Expert shall be engaged pursuant to an engagement letter among the Seller and Parent and the Independent Expert. The Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute and not to otherwise investigate any matter independently. The Seller and Parent each agree to furnish to the Independent Expert such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination. The parties hereto agree that (i) no party hereto or any of their respective Representatives shall have ex parte communications with the Independent Expert and (ii) the Independent Expert shall not be entitled to hold any hearings or take or order the taking of depositions or other testimony. The Seller and Parent shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 30 days from the date that information related to the unresolved objections was presented to the Independent Expert by the Seller and Parent. The Independent Expert shall make such final determination based solely on the terms and conditions of this Agreement regarding the appropriate amount of each of the line items that remain in dispute as indicated in the Notice of Objection which the Seller and Parent have submitted to the Independent Expert. With respect to each disputed line item, such decision, if not in accordance with the position of either the Seller or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Parent in the Closing Statement or the Seller in the Notice of Objection with respect to such disputed line item. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction there over. The fees and expenses of the Independent Expert shall be borne by the Seller, on the one hand, and Parent, on the other hand, proportionately so that the Seller’s share of such fees and expenses shall be in the same proportion that the aggregate amount that is unsuccessfully disputed by the Seller bears to the total amount initially disputed by the Seller. Without limiting any of the rights or remedies of any Purchaser Indemnitee pursuant to Article VIII or Article IX, after the final determination of the Closing Cash Consideration, (x) PEL and the Seller shall have no further right to make any claims against Parent, the Purchasers or any of their respective affiliates and (y) Parent and the Purchasers shall have no further right to make any claims against PEL, the Seller or any of their respective affiliates, in respect of any element of the Cash Consideration or any payment made pursuant to Section 2.03(a)(iii). For the avoidance of doubt, no amount shall be taken into account and no adjustment shall be made to either the Initial Closing Cash Consideration, the Closing Cash Consideration, the Indian Closing Cash Consideration or the Final Closing Cash Consideration with respect to any amount by which Closing Working Capital exceeds the Target Working Capital.

(iii)         Within five Business Days after the Closing Cash Consideration has been finally determined in accordance with Section 2.03(a) (the “Final Closing Cash Consideration”):

(x) if the Final Closing Cash Consideration is greater than the Initial Closing Cash Consideration, then (A) the applicable Purchasers shall pay, or cause the Operating Companies to pay, to the Seller the amount of the difference and (B) the Parent and the Seller shall cause the Escrow Agent to pay to the Seller all of the Purchase Price Adjustment Escrow Funds; and

(y) if the Initial Closing Cash Consideration is greater than the Final Closing Cash Consideration, then Parent and the Seller shall cause the Escrow Agent to (A) pay Purchasers, in accordance with the allocation pursuant to Section 1.01(e), from the Purchase Price Adjustment Escrow Funds, the amount of such difference, and (B) pay to the Seller the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than such difference; provided that if the difference between the Initial Closing Cash Consideration and the Final Closing Cash Consideration is greater than the Purchase Price Adjustment Escrow Funds, then, without limiting the foregoing, PEL and the Seller shall be jointly and severally liable to pay, and shall pay to Purchasers, in accordance with the allocation pursuant to Section 1.01(e), the amount of such excess.

(iv)         Any payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Seller, as the case may be (such designation to be made at least three Business Days prior to the date on which such payment is due); and

(b)           The term “Target Working Capital” means $2,510,000. The term “Working Capital” means the net working capital of the Operating Companies, calculated as of 11:59 p.m. (New York time) on the day before the Closing Date using the same accounting line items used in the sample calculation of the Working Capital set forth on Exhibit B attached hereto, and calculated in accordance with GAAP consistent with the accounting principles, practices, methodologies and policies applied by the Operating Companies in preparation of the corresponding line items of the Most Recent Balance Sheet and such sample calculation (the “Accounting Principles”) (it being understood that in the event of an inconsistency between GAAP and the Accounting Principles, the Accounting Principles shall prevail unless such inconsistency is the result of errors in the Most Recent Balance Sheet).

(c)           Following the Closing and until the date the Closing Statement has become final and binding pursuant to Section 2.03(a), and without limitation of the provisions of Section 5.02(b), solely for purposes of determining the Closing Cash Consideration pursuant to this Section 2.03, Purchaser agrees that it shall (i) provide or cause to be provided to the Seller access upon reasonable notice during normal business hours to the properties, books, contracts, personnel and records of the Operating Companies, and Purchaser’s and its accountant’s work papers, in each case relevant to the preparation of the Closing Statement and the adjustments contemplated by this Section 2.03, (ii) provide the Seller, upon the Seller’s request, with copies of any such books, contracts, records and work papers and (iii) cause its personnel and the Continuing Employees (to the extent then employed by Purchaser or its subsidiaries) to reasonably cooperate with the Seller and respond to the Seller’s requests for information promptly with respect thereto.

SECTION 2.04.     Withholding Rights.

(a)           Notwithstanding anything to the contrary hereunder, but subject to Section 2.04(b), each of the Purchasers, Parent, each of the Operating Companies, and the Escrow Agent shall be entitled to deduct and withhold from any amount payable to Seller or any of its affiliates pursuant to this Agreement (including the Cash Consideration and the Stock Consideration) all Taxes that any of the Purchasers, Parent, any of the Operating Companies, or the Escrow Agent is required to deduct and withhold with respect to any such amount under any applicable Tax Law; provided, however, that Purchasers, Parent or the Operating Companies (as applicable) shall (i) notify the Seller at least five (5) Business Days prior to making any deduction or withholding (which notice shall include a statement of the amounts such party intends to deduct or withhold in respect of making such payment and the applicable provision of Law requiring it to withhold or deduct), (ii) provide the Seller with a reasonable opportunity to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding and (iii) cooperate in good faith with the Seller to reduce or eliminate such deduction or withholding. Amounts withheld in accordance with this Section 2.04 and timely remitted to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(b)           If any Purchaser or any of its affiliates assigns its respective rights, interests or obligations under this Agreement pursuant to Section 10.01, then, to the extent that as a result of such assignment, any amount payable to Seller hereunder is subject to any deduction or withholding on account of Taxes that would not have been required to have been deducted or withheld in the absence of such assignment (such Taxes that would not otherwise have been required to be deducted or withheld in the absence of such assignment, “Specified Withholding Taxes”), the amount payable to Seller pursuant to this Agreement shall, after the deduction or withholding of such Specified Withholding Taxes, be equal to the amount that would have been paid to Seller in the absence of such Specified Withholding Taxes.

SECTION 2.05.     Stock Consideration.

(a)           On the one (1) year anniversary of the Closing Date (such date, the “Initial Deferred Issuance Date”), the PEL shall have the option (the “Subscription Option”), exercisable no later than thirty (30) days prior to the Deferred Issuance Date in accordance with this Section 2.05, to subscribe for an amount of Parent Common Stock equal to (i) the Maximum Stock Consideration, minus (ii) a number of shares of Parent Common Stock, rounded to the nearest whole share in order to eliminate fractions, equal to the quotient of (x) the dollar amount of any outstanding and unpaid indemnifiable Losses of the Purchaser Indemnitees finally determined in accordance with the terms of this Agreement (the “Resolved Amounts”), and any then pending claims with respect to indemnifiable Losses of the Purchaser Indemnitees pursuant to Article VIII or Article IX (each a “Pending Claim” and the dollar amount in respect thereof, a “Pending Claim Amount”) (and, for the avoidance of doubt, subject to the limitations set forth therein), divided by (y) the Deferred Issuance Price (such number of shares of Parent Common Stock, the “Stock Consideration”); provided that in no event shall the Stock Consideration be less than zero. Within five Business Days of the final determination of the Stock Consideration pursuant to this Section 2.05(a), Parent shall issue, allot and deliver to the PEL the amount of the Stock Consideration and the PEL shall purchase, acquire and accept from Parent, the Stock Consideration, free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws), in exchange for payment and delivery by the PEL of an amount, by wire transfer of immediately available funds, equal to the Deferred Issuance Price multiplied by the Stock Consideration (such aggregate amount, the “Subscription Price”).

(i)            Following each issuance of Stock Consideration or any Incremental Stock Consideration, as applicable, the Maximum Available Stock Consideration shall be reduced by the number of shares of Parent Common Stock constituting the Stock Consideration or Incremental Stock Consideration so issued.

(ii)          At each time a Resolved Amount or Subsequently Resolved Amount, as the case may be, has been finally determined, a number of shares of Parent Common Stock, rounded to the nearest whole share in order to eliminate fractions, equal to the quotient of (i) the aggregate dollar amount of any Resolved Amounts and/or Subsequently Resolved Amounts, as the case may be, divided by (ii) the Deferred Issuance Price, shall no longer comprise a portion of the Maximum Stock Consideration and the Maximum Available Stock Consideration shall be reduced by such number of shares of Parent Common Stock.

(iii)         For purposes of this Agreement, the “Deferred Issuance Price” means an amount per share of Parent Common Stock equal to the 60-day volume weighted average price of shares of Parent Common Stock as reported as the “Bloomberg-defined VWAP Calculation” on Bloomberg L.P. on the one (1) year anniversary of the Closing Date, as confirmed in writing by a broker-dealer registered as such with the SEC.

(b)           If PEL has exercised the Subscription Option in accordance with Section 2.05(a), and if following the Initial Deferred Issuance Date or each Subsequent Deferred Issuance Date thereafter there remain any shares of Parent Common Stock constituting the Maximum Available Stock Consideration, and any Pending Claim becomes a Resolved Amount (a “Subsequently Resolved Amount”), following the required reduction of the Maximum Available Stock Consideration, the number of shares of Parent Common Stock constituting the Maximum Available Stock Consideration that exceeds the number of shares of Parent Common Stock equal to the quotient of (x) the dollar amount of any Pending Claims which have not become Subsequently Resolved Claims and (y) the Deferred Issuance Price, within five Business Days of the applicable Subsequent Deferred Issuance Date, Parent shall issue, allot and deliver to a number of shares of Parent Common Stock, rounded to the nearest whole share in order to eliminate fractions, equal to such excess (any such amounts, “Incremental Stock Consideration), and the Seller shall purchase, acquire and accept from Parent, such Incremental Stock Consideration, free and clear of all Liens (other than any generally applicable transfer restrictions arising under applicable securities Laws), in exchange for payment and delivery by the Seller of an amount, by wire transfer of immediately available funds, equal to the Deferred Issuance Price multiplied by the corresponding Incremental Stock Consideration (which amount shall constitute the “Subscription Price” for such Incremental Stock Consideration for all purposes hereof). In no event shall the aggregate amount of the Stock Consideration and any Incremental Stock Consideration exceed the Maximum Stock Consideration. For purposes of this Agreement, the “Subsequent Deferred Issuance Date” means the Initial Deferred Issuance Date and the last day of any given quarter thereafter.

(c)           For the avoidance of doubt, if at any time there remain no further shares of Parent Common Stock comprising the Maximum Available Stock Consideration by virtue of the operation of Section 2.05(a) and Section 2.05(b) (whether as a result of issuances to PEL or in satisfaction of Resolved Amounts), but there remains any Pending Claims or any amounts with respect to Resolved Amounts of Subsequently Resolved Claims that have not been satisfied by the reduction in the number of shares of Parent Common Stock comprising the Maximum Available Stock Consideration, subject to the limitations set forth in Article VIII and Article IX, any applicable Purchaser Indemnitee shall be entitled to recover any such amounts directly from PEL or Seller in accordance with Article VIII or Article IX

(d)           If, between the date of this Agreement and any applicable Deferred Issuance Date, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares solely by reason of any subdivision, stock split, reverse stock split, or any similar event, then the Stock Consideration and the Deferred Issuance Price (if then applicable) shall be equitably adjusted, without duplication, to proportionally reflect such subdivision, stock split, reverse stock split, or similar event; provided that nothing in this Section 2.05(c) shall be construed to require any adjustment to the Stock Consideration or the Deferred Issuance Price as a result of any issuance of Parent Common Stock after the date hereof other than solely as a result of any subdivision, stock split, reverse stock split or similar event.

SECTION 2.06.     Lock-Up and Subsequent Transfers.

(a)           During the Lock-up Period, PEL shall not directly or indirectly through another person, offer, sell, contract to sell or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), including establishing or increasing a put equivalent position, or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Parent Common Stock or any securities convertible into, or exercisable or exchangeable for Parent Common Stock, or publicly announce an intention to effect any such transaction (collectively, “Transfer”); provided that such prohibition shall not apply to Transfers to any affiliate of PEL(a, “Permitted Transferees”) who agrees in writing with Parent to be bound by the provisions of this Section 2.06 to the same extent as PEL. With respect to any Transfers to Permitted Transferees made in accordance with the preceding sentence, in the event such Permitted Transferee no longer qualifies as an affiliate of PEL prior to the expiration of the Lock-up Period, PEL and such Permitted Transferee understand and agree that promptly upon such event, the Parent Common Stock so transferred shall be transferred back to PEL.

(b)           Following the Lock-up Period, and notwithstanding anything to the contrary contained herein:

(i)            PEL shall not Transfer any Parent Common Stock on any single trading day in an amount (when aggregated with all Transfers of Parent Common Stock on such day by PEL and its Affiliates) greater than 5% of the average daily trading volume of the Parent Common Stock during any sixty (60) consecutive calendar day period ending within ten (10) calendar days preceding the date of such Transfer, as confirmed in writing by a broker-dealer registered as such with the SEC; provided, that such prohibition shall not apply to Transfers to Permitted Transferees in accordance with the proviso to Section 2.06(a).

(ii)           PEL covenants and agrees that it shall notify Parent prior to the Transfer of Parent Common Stock to any third party (including a Permitted Transferee and also including any Transfer pursuant to a Shelf Registration Statement) at least two (2) and no more than five (5) Business Days in advance thereof, specifying the number of shares of Parent Common Stock to be Transferred, the manner of Transfer and, if known, the identity of such third party, and if any broker-dealer is expected to be involved in such Transfer, such broker-dealer must be acceptable to Parent, which acceptance shall not be unreasonably withheld, conditioned or delayed (it being understood that BofA Securities, Inc. shall be deemed acceptable).

(c)           Parent covenants and agrees that it shall use its reasonable best efforts to (i) file a supplemental listing application with the Parent Stock Exchange to effectuate the listing of a number of shares of Parent Common Stock equal to the Maximum Stock Consideration and use its reasonable best efforts to cause the Parent Stock Exchange to authorize, if and when issued, the listing of such shares prior to the issuance thereof and (ii) file a Shelf Registration Statement to register the resale of a number of shares of Parent Common Stock equal to the Maximum Stock Consideration and use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act prior to the issuance of such shares and stay effective for a period of three years after the date of the filing of such Shelf Registration Statement (or such earlier date on which PEL no longer holds any shares of Parent Common Stock received under this Agreement), provided that PEL’s use of such Shelf Registration Statement shall be subject to Section 2.06(b).

Article III

Representations and Warranties of The SELLER

Except as set forth in the corresponding section of the disclosure schedule of the Seller (the “Seller Disclosure Schedule”), which Seller Disclosure Schedule shall be organized into sections corresponding to the Sections (or, if applicable, subsections) of this Article III (provided that any disclosure in a Section or subsection of the Seller Disclosure Schedule shall apply to any other Sections or subsections of the Seller Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure to a reasonable person that such disclosure would apply to or qualify such other Section or subsection of the Seller Disclosure Schedule), the Seller and PEL (solely in respect to itself with respect to its representations and warranties set forth in Sections 3.01 through 3.03) hereby represent and warrant to Parent and the Purchasers as of the date hereof and as of the Closing Date (except with respect to any representations and warranties expressly relating to a specific date, in which case as of such specific date) as follows:

SECTION 3.01.     Organization. Each of the Seller and PEL is duly organized and validly existing under the laws of the jurisdiction of its incorporation and, to the extent legally applicable, in good standing under the laws of its jurisdiction of incorporation.

SECTION 3.02.     Authority; Execution and Delivery; Enforceability.

(a)           Each of the Seller and PEL has the requisite power, authority and full legal right to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each of the Seller and PEL has taken all corporate or limited liability action, as applicable, required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each of the Seller and PEL is qualified or otherwise authorized to do business under the laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except as would not reasonably be expected to be material to the Operating Companies taken as a whole. Each of the Seller and PEL has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by the other parties hereto) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will from and as of the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

(b)           No stockholder or equityholder approval other than the PEL Shareholder Approval is required on behalf of the Seller or PEL for the execution, delivery or performance of this Agreement or any Ancillary Agreement. The Board of Directors has adopted resolutions pursuant to which the Company Board Recommendation has been adopted.

SECTION 3.03.     Non-Contravention and Approvals. (a) The execution and delivery by each of the Seller and PEL of this Agreement does not, and neither the execution and delivery by each of the Seller and PEL of each Ancillary Agreement to which it will be a party nor the consummation by each of the Seller and PEL of the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements will, to the extent applicable, (i) conflict with or violate its organizational documents, (ii) conflict with, or result in any breach of, or constitute a default under, require notice pursuant to, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any benefit to which any Operating Company is entitled to under, any provision of any Contract, franchise, permit or other authorization, right, restriction or obligation to which any Operating Company is a party or by which any Operating Company or any of its respective properties are bound, (iii) conflict with or violate any judgment, order, ruling, injunction, award, determination, writ or decree (“Judgment”) or federal, national, foreign, supranational, state, provincial or local or administrative or judicial statute, law, administrative policies or guidance, judgment, injunction, determination, order, common law, ordinance, rule, code or regulation (“Law”) applicable to the Seller, PEL or any Operating Company, or (iv) result in the creation of any mortgage, lien, pledge, option, charge, hypothecation, preference, priority, security interest, security agreement, easement, restriction, proxy, voting agreement, restriction on transfer (other than any applicable transfer restrictions arising under generally applicable securities Laws) or other encumbrances or restrictions of any kind or nature whatsoever (collectively, “Liens”) (other than Permitted Liens or Liens arising from any act of any Purchaser or its affiliates) upon the Equity Interests or the properties or assets of any Operating Company, except, in the case of clauses (ii), (iii) and (iv), any such items that, individually or in the aggregate, would not reasonably be expected to (x) be material to the Operating Companies taken as a whole or (y) prevent or materially impede or delay the consummation by the Seller of the Acquisition and the other transactions contemplated by this Agreement.

(b)           No consent, waiver, approval, permit, license, qualification, Judgment, act or authorization (“Consent”) of, or making by PEL, the Seller or any Operating Company of any registration, declaration, notification, or filing with, any government or political subdivision, whether federal, state, provincial, municipal, local or foreign or any governmental agency, commission, department, board, bureau, authority, instrumentality or regulatory body of any such government or political subdivision, or any federal, state, local or foreign court, arbitrator, or tribunal (a “Governmental Entity”) is required to be obtained or made by PEL, the Seller or any Operating Company in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) those that may be required solely by reason of Purchasers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (iii) those set forth in Section 3.03(b) of the Seller Disclosure Schedule and (iv) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to (x) be material to the Operating Companies taken as a whole or (y) prevent or materially impede or delay the consummation by PEL or the Seller of the Acquisition and the other transactions contemplated by this Agreement.

SECTION 3.04.     The Operating Companies. (a) Each of the Operating Companies is an entity duly organized, validly existing and in good standing (or the equivalent, if any, in the applicable jurisdiction) under the laws of the jurisdiction of its incorporation, formation or organization. Each of the Operating Companies is duly qualified and, where applicable, in good standing to do business as a foreign or extra-provincial corporation in each jurisdiction in which such qualification is necessary (such jurisdictions are set forth on Section 3.04 of the Seller Disclosure Schedule), except such jurisdictions where the failure to be so qualified or, where applicable, in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies taken as a whole. Prior to the date hereof, complete and correct copies of the organizational documents of each of the Operating Companies have been made available to Purchaser, and each as so made available is currently in full force and effect.

(b)           Except as set forth on Section 3.04(b) of the Seller Disclosure Schedule, the Equity Interests constitute all of the issued and outstanding equity or other similar interests of the Acquired Companies. All of the Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable. None of the Equity Interests have been issued in violation of any preemptive rights, subscription rights, purchase option, call option, rights of first refusal or first offer or any similar right under any Contract, Law or the applicable Acquired Company’s organizational documents. Exhibit A to this Agreement sets forth the jurisdiction of organization and authorized and outstanding capital stock and other equity interests of each of the Acquired Companies, and except as set forth on Section 3.04(b) of the Seller Disclosure Schedule, all such Equity Interests of the Acquired Companies owned by the Seller. Except as set forth on Exhibit A, there are no outstanding (i) equity or debt securities or other similar interests of any class or type of or in any of the Acquired Companies or (ii) options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible, exercisable or exchangeable securities, “phantom” equity rights, stock appreciation rights, equity-based performance units, or similar agreements or commitments or undertakings of any kind pursuant to which any of the Acquired Companies is or may become obligated to (A) issue, deliver, transfer, sell or otherwise dispose of, or pay any amount relating to, any of its securities, or any securities convertible into or exercisable or exchangeable for its securities or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Acquired Companies.

(c)           Section 3.04(c) of the Seller Disclosure Schedule sets forth the authorized and issued equity interests of each of the Company Subsidiaries. Other than the Company Subsidiaries, the Acquired Companies do not own any equity or debt interests in any other person. Except as set forth on Section 3.04(c) of the Seller Disclosure Schedule, the Acquired Companies own, directly or indirectly, all of the issued and outstanding membership interests of the Company Subsidiaries, and except for such membership interests, there are no outstanding (i) equity or debt securities or other similar interests of any class or type of or in any of the Company Subsidiaries or (ii) options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible, exercisable or exchangeable securities, “phantom” equity rights, stock appreciation rights, equity-based performance units, or similar agreements or commitments or undertakings relating to any equity interests in the Company Subsidiaries pursuant to which the Seller, the Acquired Companies or any of their respective affiliates is or may become obligated to (A) issue, deliver, transfer, sell or otherwise dispose of, or pay any amount relating to, any of its securities, or any securities convertible into or exercisable or exchangeable for its securities or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Company Subsidiaries.

SECTION 3.05.     Financial Statements. Section 3.05 of the Seller Disclosure Statement sets forth the true and complete copies of (a) the audited combined balance sheets and statements of comprehensive loss of the Operating Companies, excluding DRG Holdco Inc. and Piramal IPP Holdings LLC, as of  and for the years ended December 31, 2018 and December 31, 2017, (the “Decision Resources Combined Audited Financial Statements”), (ii) the unaudited combined balance sheet and statement of comprehensive loss of the Operating Companies, excluding DRG Holdco Inc. and Piramal IPP Holdings LLC as of and for the year ended December 31, 2019 (the “Decision Resources Combined Unaudited 2019 Financial Statements”), (iii) the audited separate parent company audited balance sheets and statements of loss as of and for the years ended December 31, 2018 and 2017 for DRG Holdco Inc.  (the “DRG Holdco Inc. Audited Financial Statements”, with the Decision Resources Combined Audited Financial statements being collectively, the “2018 and 2017 Audited Financial Statements”), the (iv) unaudited separate parent company balance sheet and statement of loss as of and for the year ended December 31, 2019 for  DRG Holdco Inc.  (the “DRG Holdco Inc. Unaudited 2019 Financial Statements”), (v) the unaudited balance sheets as of December 31, 2019, December 31, 2018 and December 31, 2017 for Piramal IPP Holdings LLC (the “Piramal IPP Holdings LLC Unaudited Balance Sheets”, with the Decision Resources Combined Unaudited 2019 Financial Statements and the DRG Holdco Inc. Unaudited 2019 Financial Statements being collectively the “Unaudited Financial Statements” and the 2018 and 2017 Audited Financial Statements and Unaudited Financial Statements being called the “Financial Statements” and the balance sheets as of December 31, 2019 for the Operating Companies being the “Most Recent Balance Sheet Date”.  With the exception of what is listed on Section 3.05 of the Seller Disclosure Letter, the Financial Statements (i) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied, and fairly present, in all material respects, the consolidated financial position and results of operations and cash flows of the Operating Companies as of the dates thereof and for the periods indicated thereby, subject in the case of the Unaudited Financial Statements to the absence of footnotes and to year-end adjustments which are not individually, or in the aggregate, anticipated to be material and (ii) were derived from the books and records of the Operating Companies. When delivered pursuant to Section 5.18(a), the 2019 Audited Financial Statements (x) shall have been prepared in accordance with GAAP consistently applied, and shall fairly present, in all material respects, the combined financial position and results of operations and cash flows of the Operating Companies as of the date thereof and for the period indicated thereby and (y) will have been derived from the books and records of the Operating Companies.  The books and records of the Operating Companies have been, and are being, maintained in all material respects in accordance with GAAP. There are no statements of income/(loss) for Piramal IPP Holdings LLC for the years ended December 31, 2017, December 31, 2018 and December 31, 2019 as there have been no transactions for Piramal IPP Holdings LLC.

SECTION 3.06.     No Undisclosed Liabilities. There are no liabilities of the Operating Companies other than:

(a)           liabilities that are specifically provided for in the Most Recent Balance Sheet or the notes thereto;

(b)           liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date (it being understood that in no event shall any liability resulting from tortious conduct, litigation, infringement, violation of Law or breach of contract be deemed to have been incurred in the ordinary course of business);

(c)           the Transaction Expenses and other liabilities incurred in connection with the negotiation, execution and performance of this Agreement or any of the Ancillary Agreements;

(d)           liabilities set forth in Section 3.06 of the Seller Disclosure Schedule; and

(e)           liabilities the existence of which would not, individually or in the aggregate, be material to the Operating Companies.

SECTION 3.07.     Absence of Changes. Since the Most Recent Balance Sheet Date until the date hereof, (a) except for matters relating to the sale of the Operating Companies, the business of the Operating Companies has been conducted in the ordinary course in a manner substantially consistent with past practice and there has not been action taken by PEL, the Seller, any Operating Company or any of their respective affiliates that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of Section 5.01 (other than the provisions of Sections 5.01(iv), 5.01(v), 5.01(vi), 5.01(vii) and 5.01(xxiv)), and (b) there has not been a Material Adverse Effect.

SECTION 3.08.     Title to Equity Interests. The Seller has good and valid title to the Equity Interests set forth opposite its name on Exhibit A, in each case free and clear of any Liens (other than any applicable transfer restrictions arising under applicable. securities Laws), is the record and the beneficial owner of all such Equity Interests, and, except as set forth on Section 3.08 of the Seller Disclosure Schedule, such Equity Interests represent all of the outstanding Equity Interests in the Acquired Companies. Except for this Agreement, the Voting Agreement, the Indian Share Purchase Agreement, and those agreements that are to be terminated in connection with the Closing pursuant to this Agreement, the Equity Interests are not subject to any voting trust agreement, shareholder agreement or other Contract restricting or otherwise relating to the voting, dividend, ownership, or transfer rights relating to the Equity Interests.

SECTION 3.09.     Real Property.

(a)           Section 3.09(a) of the Seller Disclosure Schedule sets forth all material real property and interests in real property leased by any Operating Company (each, a “Leased Real Property”), including the owner thereof, as well as a true and complete list of all lease and sublease agreements, and all amendments, extensions, renewals and guaranties with respect thereto, pursuant to which any Operating Company holds a property interest in each Leased Real Property (the “Leases”). True and correct copies of the Leases have been delivered or made available to Purchaser. With respect to each Leased Real Property: (i) such Operating Company has valid leasehold estates or, as the case may be, valid leasehold interests, in all its respective Leased Real Property and (ii) none of the Operating Companies or, to the Knowledge of Seller, any other party to a Lease, is in material breach or material default under such Lease (except any such items that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies taken as a whole).

(b)           There is no real property or interest in real property, owned in fee by the Operating Companies, nor has there been in the last three (3) years. None of the Operating Companies is party to any agreement or option to purchase any real property or interest therein.

(c)           The Leased Real Property comprises all of the material real property used in the business and operations of the Operating Companies. To the Knowledge of Seller, there has been no condemnation, expropriation or other Proceeding in eminent domain pending or threatened in writing affecting any Leased Real Property or any portion thereof or interest therein in the last three (3) years.

(d)           Except as set forth on Section 3.09(a) of the Seller Disclosure Schedule, no Operating Company has entered into a sublease or option granting any person the right to use or occupy any Leased Real Property, or any portion thereof or interest therein.

SECTION 3.10.     Intellectual Property.

(a)           Section 3.10(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all (i) issued and unexpired patents and pending patent applications, registered trademarks and pending trademark registration applications, registered copyrights and Internet domain name registrations, in each case that are owned by any Operating Company (the “Company Registered Intellectual Property”) and (ii) software included in the Company Intellectual Property. The Operating Companies are the sole and exclusive owners of all Company Intellectual Property and hold all right, title and interest in and to all Company Intellectual Property other than as a result of non-exclusive licenses granted in the ordinary course of the Acquired Business, in each case, free and clear of all Liens, except for Permitted Liens. None of the Company Registered Intellectual Property has been adjudged invalid or unenforceable, in whole or in part during the past three (3) years, and to the Knowledge of Seller, all Company Registered Intellectual Property (other than applications) that is actively being used in the Acquired Business is valid, enforceable and subsisting. The Operating Companies have taken all actions necessary to maintain and protect the Company Registered Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use, during the past three (3) years.

(b)           The Operating Companies own, or otherwise have the valid and enforceable right to use, all Intellectual Property that is used or held for use in, or otherwise necessary for, the operation of the Acquired Business as currently conducted. To the Knowledge of Seller, the Operating Companies have not infringed, misappropriated or otherwise violated, and are not infringing, misappropriating or otherwise violating, any Intellectual Property of any third party and no Operating Company has received written notice thereof during the past three (3) years. No Proceeding is pending or threatened in writing, as of the date of this Agreement, against any Operating Company by any third party (i) claiming infringement, misappropriation or violation by any Operating Company of Intellectual Property owned by such third party or (ii) challenging or seeking to deny or restrict, the rights of the Operating Companies in any of the Company Intellectual Property or the Licensed Intellectual Property. The consummation of the transactions contemplated by this Agreement will not (A) impair, alter, encumber or result in the loss of any of the Operating Companies’ rights in any Company Intellectual Property or Licensed Intellectual Property or (B) encumber any of the Intellectual Property licensed or owned by Purchaser or any of its affiliates. There exist no material restrictions on the disclosure, use, license or transfer of the Company Intellectual Property or Licensed Intellectual Property.

(c)           The Operating Companies have taken commercially reasonable actions intended to maintain and protect the confidentiality of any material Trade Secrets included in the Company Intellectual Property. No Trade Secrets that are material to the business or operation of the Operating Companies have been disclosed during the past three (3) years other than to employees, representatives and agents of the Operating Companies, all of whom are bound by written confidentiality agreements.

(d)           All employees, consultants, and any other persons who engage in or previously have engaged in the creation of any Intellectual Property for or on behalf of the Operating Companies during the past three (3) years have executed an invention assignment contract whereby such employees, consultants and independent contractors presently assign to the applicable Operating Company any and all of their right, title and interest in and to such Intellectual Property and, to the Knowledge of Seller, no such contract has been breached or violated during the past three (3) years.

(e)            Except as set forth in Section 3.10(e) of the Seller Disclosure Schedule, to the Knowledge of Seller, no third party has infringed, misappropriated or otherwise violated in the past three (3) years, or is infringing, misappropriating or otherwise violating, any Company Intellectual Property or Licensed Intellectual Property that is material to the operations of the Acquired Business as currently conducted.

(f)            None of the software included in the Operating Companies’ products or distributed by, or otherwise used in the Acquired Business (i) contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command; (ii) contains any software code that is licensed under any terms or conditions that require that any Operating Company proprietary software be (A) made available or distributed in source code form; (B) licensed for the purpose of making derivative works; (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (D) redistributable at no charge; or (E) is subject to any agreement with any person under which the Operating Companies have deposited, or could be required to deposit, into escrow the source code of such software and no such source code has been released to any person, or is entitled to be released to any person, by any escrow agent. The consummation of the transactions contemplated by this Agreement will not trigger the release of any source code of any such software.

(g)           The IT Assets operate and perform in a manner that permits the Operating Companies to conduct their business as currently conducted. The Operating Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, (iii) business continuity procedures and (iv) encryption and other security protocol technology. There has been no breach, or unauthorized use, access, interruption, modification or corruption, of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby) during the past three (3) years.

SECTION 3.11.     Data Privacy.

(a)           Except as set forth in Section 3.11(a) of the Seller Disclosure Schedule, the Operating Companies have in the past three (3) years complied in all material respects, and are currently in compliance in all material respects, with all (i) applicable Laws and regulations, including all Privacy and Cybersecurity Laws and the General Data Protection Regulation (EU) 2016/679, (ii) restrictions and requirements contained in any Contract to which any Operating Company is bound, in each case to the extent relating to privacy, data protection or the collection, use, storage, processing, destruction, transmission, transfer, disclosure or protection of any Personal Data by or on behalf of the Operating Companies and (iii) written rules, policies and procedures relating to (i) and (ii), including a publicly posted privacy policy and comprehensive information security program that includes appropriate written information security policies and procedures (“Data Privacy and Security Policies” and, together with (i) and (ii), the “Privacy Requirements”). The Operating Companies have implemented Data Privacy and Security Policies that comply with all applicable Privacy Requirements. During the past three (3) years no Claims have been asserted, and none are pending or threatened in writing, and, to the Knowledge of Seller, no investigations have been initiated or threatened in writing, in each case against the Operating Companies by any person alleging a violation of any person's privacy, personal or confidentiality rights or any of the Privacy Requirements.

(b)           The Operating Companies have not for the past three (3) years been required pursuant to any Privacy Requirement to make, or otherwise made, any disclosures to any person, required as a result of violation of any Privacy Requirement or any material damage to or loss, unauthorized access, acquisition, use, alteration, disclosure, destruction or other misuse of Personal Data. No disclosures made or otherwise contained in any Data Privacy and Security Policies have been in violation of any Privacy Requirement in any material respect. The Operating Companies have provided all necessary notifications to, and have obtained all appropriate consent from, all persons as required under the Privacy Requirements. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement, will violate any of the Privacy Requirements in any material respect.

(c)           The Operating Companies have for the past three (3) years taken commercially reasonable steps consistent with current industry standards to ensure that all Personal Data in its possession or control is protected against material damage, loss and unauthorized access, acquisition, use, modification, disclosure or other misuse. During the past three (3) years, there has been no material damage to or loss, unauthorized access, acquisition, use, alteration, disclosure, destruction or other misuse of Personal Data in the possession or control of any Operating Company or any of their vendors or contractors with regard to any Personal Data obtained by, from or on behalf of the Operating Companies, nor has there been any unauthorized intrusion or material breach of security into the IT Assets or any other systems in which Personal Data is stored by or on behalf of the Operating Companies. The Operating Companies contractually require all third parties, including vendors, contractors, and any other persons providing services to the Operating Companies that have access to, receive or otherwise process Personal Data from or on behalf of the Operating Companies, to comply with all applicable Privacy Requirements, and to take commercially reasonable steps to ensure that all such Personal Data in such third parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, alteration, disclosure, destruction or other misuse.

SECTION 3.12.     Contracts. (a) Section 3.12(a) of the Seller Disclosure Schedule sets forth a true and complete list of each of the following unexpired leases, subleases, licenses, bonds, debentures, notes, mortgages, indentures, guarantees, other agreements or contracts or other legally binding instruments (each, a “Contract”) (or groups of related Contracts) to which any Operating Company is a party as of the date hereof:

(i)             that is with (A) any vendor or supplier to whom any Operating Company is reasonably expected to make annual payments in excess of $500,000, and that is not terminable by the Operating Company on 60 days’ notice or less without premium or penalty or (B) any licensor or other provider of any “real world” data or database rights (in each case, excluding, in each case, sales orders and purchase orders issued in the ordinary course of business);

(ii)            that is with any customer from whom any Operating Company is reasonably expected to receive, in the aggregate, annual payments in excess of $1,800,000 (excluding, in each case, sales orders and purchase orders issued in the ordinary course of business);

(iii)          with respect to a joint venture, partnership, profit sharing or other similar agreement;

(iv)          which limits or purports to limit the ability of the Operating Companies to compete in any line of business or with any person or in any geographic area or during any period of time, or grants “most favored nation” pricing terms or status, any right of first offer or refusal or any exclusive dealing arrangement or any minimum purchase, “take or pay” or “requirements” terms to any other person;

(v)            that grants a Lien (other than a Permitted Lien) on any material asset of any Operating Company;

(vi)           that is a Lease;

(vii)          that provides for the sale or acquisition of any asset or property in excess of $1,000,000 (whether by asset purchase, stock purchase, merger or otherwise) by any Operating Company (other than the disposition of inventory in the ordinary course of business);

(viii)         that is with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency, or other person engaged in sales, distribution, or promotional activities or any other Contract providing for commissions or for the sale or distribution of the products or services of any Operating Company, in each case, that (A) is with a sales representative, distributor, dealer, broker, agency or other person engaged in sales, distribution or promotional activities on behalf of the Operating Companies outside of the United States or (B) has resulted in or that any Operating Company reasonably expects to result in annual expenditures of more than $500,000;

(ix)           under which (A) any person directly or indirectly guarantees any liabilities or obligations of any Operating Company or (B) any Operating Company guarantees any liabilities or obligations of any other person;

(x)            that provides for the engagement of any current or former Service Provider or retention agreement and is reasonably expected to involve ongoing payments of more than $325,000 in total compensation per year;

(xi)           that (A) grants a license, or a covenant not to be sued, to any Operating Company under any Intellectual Property owned by a third party (except for licenses to unmodified, off-the-shelf software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $25,000 or less) or (B) that grants a license, or a covenant not to be sued, to any third party under any Company Intellectual Property (other than non-exclusive licenses, granted in the ordinary course of business);

(xii)          which provides for the incurrence by any Operating Company of any Indebtedness;

(xiii)         that is a collective bargaining agreement or other agreement with any labor organization;

(xiv)         providing for a settlement, conciliation or similar arrangement in connection with any Proceeding or threatened Proceeding, which provides for any non-monetary remedies or pursuant to which any Operating Company is required to make any payments after the Closing;

(xv)         (xv) obligating any Operating Company to make capital expenditures in excess of $500,000.

(b)          All Contracts set forth or required to be set forth in Section 3.12(a) of the Seller Disclosure Schedule (such Contracts, the “Business Contracts”) are valid, binding and in full force and effect with respect to the Operating Company party thereto, and, to the Knowledge of Seller, any other party thereto, subject, as to enforcement, to the Enforceability Exceptions. None of the Operating Companies is in material breach or material default under any Business Contract, and, to the Knowledge of Seller, no other party to any Business Contract is in material breach or material default thereunder. Prior to the date hereof, complete and correct copies of all Business Contracts have been made available to Purchaser.

SECTION 3.13.     Taxes. (a) For purposes of this Agreement:

“Code” means the Internal Revenue Code of 1986, as amended.

“Covered Tax” means, without duplication, any finally determined liabilities for (A)  any Tax of any Operating Company in respect of a Pre-Closing Tax Period, (B) any Tax by any Operating Company as a result of being or having been before the Closing a member of an affiliated, consolidated, combined, unitary or similar group, (C) any Tax by any Operating Company as a result of being party to any Tax Sharing Agreement prior to the Closing, (D) any Tax of any Operating Company resulting from a breach by the Seller or any of its affiliates (including, for the avoidance of doubt, the Sellers as such term is defined in the Indian Share Purchase Agreement) of any representation, covenant or agreement contained herein or in the Indian Share Purchase Agreement, (E) any Tax or other Liability of any Purchaser or any of its affiliates imposed by any Taxing Authority attributable to any assertion by such Taxing Authority that any Purchaser or any of its affiliates was obligated to deduct or withhold any Tax from any payment made (i) to the Seller under this Agreement or (ii) to the Sellers (as such term is defined in the Indian Share Purchase Agreement) pursuant to the Indian Share Purchase Agreement, which Tax was in fact not so deducted or withheld (including associated reporting obligations), including any interest, penalties and additions thereto, but excluding any such deduction or withholding on account of Specified Withholding Taxes as described in Section 2.04(b), (F) any Tax resulting from the application of Section 280G of the Code to any payment made pursuant to this Agreement or the Indian Share Purchase Agreement or to any payment made as a result of, or in connection with, any transaction contemplated by this Agreement or the Indian Share Purchase Agreement, and (G) any Tax of any Operating Company in any Post-Closing Tax Period attributable to any deferred revenue, prepaid amount, advance payment, or similar item received in a Pre-Closing Tax Period but which is includible in income for Tax purposes in a Post-Closing Tax Period, other than, in the case of each of clauses (A) through (G), any such liabilities (x) to the extent arising as a result of a Purchaser Tax Act, (y) to the extent arising as a result of any election by any Purchaser under Sections 336 or 338 of the Code or (z) to the extent such liabilities are reflected in the calculation of Closing Working Capital or Closing Indebtedness.

“Income Tax” means all Taxes imposed on or measured by income and all other Taxes reported on a Tax Return that includes such Taxes.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Tax Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Tax Period that ends on the Closing Date.

“Purchaser Tax Act” means, with respect to any Purchaser, any of its affiliates, or any transferee of such Purchaser or any of its affiliates, (i) any action with respect to the Operating Companies on the Closing Date, but after the Closing, including the distribution of any dividend or the effectuation of any redemption, that gives rise to any Tax liability, or reduces any Tax Asset, of Seller or any of its affiliates (including the Operating Companies prior to the Closing), (ii) any election or deemed election under Sections 336(e) or 338 of the Code or any comparable election under applicable U.S. state or local Law with respect to any Operating Company that is treated as a U.S. corporation for U.S. federal income Tax purposes, or (iii) any Tax election with respect to any Operating Company with an effect that is retroactive to a Pre-Closing Tax Period or Straddle Tax Period, any voluntary agreement with respect to the Operating Companies with any Taxing Authority relating to any Pre-Closing Tax Period, or any amendment of any Tax Return of any Operating Company relating to any Pre-Closing Tax Period or Straddle Tax Period, in each case that results in any increased Tax liability or reduction in any Tax Asset of Seller or any of its affiliates (including the Operating Companies) in respect of any Pre-Closing Tax Period.

“Straddle Tax Period” means any taxable period that begins on or before and ends after the Closing Date.

“Tax” or “Taxes” means all federal, state, provincial, local, and non-U.S. taxes, charges, fees, levies, imposts, duties, tariffs or other assessments or charges of whatever kind, including taxes or other charges based upon, measured by, or otherwise related to income, franchise, property, escheat, abandoned or unclaimed property, sales, goods and services or harmonized sales taxes, use, excise, employment, unemployment, payroll, social security, national insurance, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind whatsoever, including any interest, penalties and additions thereto.

“Taxing Authority” means any Governmental Entity responsible for the collection or administration of Taxes.

“Tax Asset” means any net operating loss, net capital loss, carryforward of disallowed amounts of disqualified interest, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute that could be carried forward or back to reduce Income Taxes.

“Tax Grant” means any Tax exemption, Tax holiday, reduced Tax rate or other Tax benefit granted by a Taxing Authority with respect to any Operating Company that is not generally available without specific application therefor.

“Tax Return” means any report, return, document or declaration filed or required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Tax Sharing Agreement” means any Tax sharing, allocation, grouping or indemnification agreement, provision or arrangement (other than pursuant to any ordinary-course commercial contract the primary purpose of which does not relate to Taxes) (including, for the avoidance of doubt, (i) any agreement or arrangement, as a result of which liability of any Operating Company to a Taxing Authority is determined or taken into account with reference to the activities of any other person and (ii) any grouping arrangement for value added tax purposes or any arrangement for the allocation or surrender of UK Tax losses), other than any such agreement, provision or arrangement that is solely between one or more Operating Companies (or their respective predecessors).

“Transfer Taxes” means all sales, use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar fees and Taxes (for the avoidance of doubt, not including any Income Taxes or withholding Taxes).

(b)           Each of the Operating Companies has timely filed all Income Tax and all other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns of the Operating Companies are complete and correct in all material respects. All material Taxes due and owing by the Operating Companies have been paid. None of the Operating Companies is currently the beneficiary of any extension of time (other than extensions of time automatically granted) within which to file any material Tax Return. There are no material Liens (other than Permitted Liens) for Taxes upon any of the assets of any Operating Company.

(c)           Each of the Operating Companies is in material compliance with applicable Law relating to the payment and withholding of any material amount of Taxes and has complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(d)           No written claim has been made by a Taxing Authority in a jurisdiction where any Operating Company does not file Tax Returns that such Operating Company is or may be subject to taxation by that jurisdiction.

(e)           None of the Operating Companies has received from any Taxing Authority any (i) written notice indicating an intent to open an audit or other review or (ii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against any Operating Company. No material claim, audit, action, suit, proceeding, examination or, to the Knowledge of Seller, investigation is now pending with respect to the Operating Companies in respect of any Tax.

(f)            None of the Operating Companies is a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or any analogous provision of state, local or non-U.S. Law.

(g)           The Tax Returns of the Operating Companies filed through the Taxable periods ending on or before December 31, 2015 are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Seller has made available to Purchasers copies of all Taxes relating to Income Taxes filed with respect to the Operating Companies for taxable periods ending on or after December 31, 2016 and all material examination reports and statements of deficiency assessed against or agreed to by any Operating Company with respect to such taxable periods.

(h)           No Operating Company (i) is a party to or bound by any Tax Sharing Agreement, (ii) has been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, other than a group consisting solely of the Operating Companies, or (iii) has any liability for Taxes of any person (other than an Operating Company) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or as a transferee or successor.

(i)            Section 3.13(i) of the Seller Disclosure Schedule sets forth with respect to each Operating Company the entity classification for U.S. federal Income Tax purposes as of the Closing Date. No Operating Company is, or has been during the three years preceding the Closing Date, resident for Tax purposes in any country other than the country in which it is organized.

(j)            Each of the Operating Companies is in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Operating Companies. All related party transactions involving the Operating Companies are at arm's length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local or non-U.S. Law.

(k)           None of the Operating Companies has (i) received a tax opinion with respect to any material transaction related to any period with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has not expired or (ii) entered into a closing agreement with respect to Taxes with any Taxing Authority or received any private letter ruling from the Internal Revenue Service or any similar ruling from any other Taxing Authority. There are no requests for rulings or determinations in respect of any Tax or Tax Asset pending between the Operating Companies and any Taxing Authority.

(l)            None of the Operating Companies owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(m)          During the two-year period ending on the date hereof, none of the Operating Companies was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(n)           No Operating Company will be required to include a material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) closing agreement or settlement with a Taxing Authority executed before the Closing; (ii) prepaid amounts or advanced billings received before the Closing; (iii) installment sale or open transaction disposition made before the Closing; (iv) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) relating to an item reported for a taxable year ending on or before the Closing Date or (v) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or non-U.S. Law). No Operating Company has made any election under Section 965(h) of the Code.

(o)           The Operating Companies have complied in all material respects with the conditions stipulated in each Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission, and the transactions contemplated by this Agreement will not adversely affect the eligibility of any Operating Company for any existing Tax Grant.

(p)           The country (or countries) of the Seller’s Tax residence and, if applicable for determining tax residence, place of effective management since its formation are set forth on Section 3.13(p) of the Disclosure Schedule, and the Seller has not been a tax resident of, or had its place of effective management, in any other country (or countries) under the Tax Law of any such other country. The Seller has not received any written communication from any Taxing Authority of any country (or countries) listed on Section 3.13(p) alleging Tax residence or place of effective management in such country.

(q)           (i) Seller is not required, and has not been required since its formation, to file any Tax Return with any Indian Taxing Authority, (ii) no claim, demand, audit, action, suit, proceeding, examination, litigation or, to the Knowledge of Seller, investigation is now pending or, to the Knowledge of Seller, has been threatened against or with respect to the Seller by any Indian Taxing Authority, (iii) the Seller does not have, and has never had, any business in India and (iv) the Seller has not been assessed and is not assessable to Tax in India.

(r)           There are no past or outstanding proceedings related to any Taxes pending against the Sellers (as such term is defined in the Indian Share Purchase Agreement) which: (i) affect the validity and marketability of the Equity Interests (as such term is defined in the Indian Share Purchase Agreement) under Section 281 of the Indian Income-tax Act, 1961 (‘IT Act’), (ii) affect the ability of such Sellers to sell such Equity Interests to Purchasers (as such term is defined in the Indian Share Purchase Agreement) in accordance with the terms of the Indian Share Purchase Agreement or (iii) could render the transfer of such Equity Interests by such Sellers as void under Section 281 of the IT Act.

(s)           Notwithstanding anything else in this Agreement to the contrary, (i) the representations set forth in this Section 3.13 and those portions of Section 3.15 as specifically relate to Taxes represent the only representations of the Operating Companies hereunder relating to Tax matters and (ii) other than with respect to representations (i), (n) and (o) of this Sections 3.13, no representation or warranty is made or given in this Agreement with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax Asset or with respect to any other Tax matter of any Operating Company after the Closing.

SECTION 3.14.      Litigation. As of the date hereof, there are not any Proceedings pending or, to the Knowledge of Seller, threatened in writing against any Operating Company that, individually or in the aggregate, would reasonably be expected to be material to the Operating Companies taken as a whole. None of the Operating Companies is party or subject to or in default in any material respect under any Judgment. This Section 3.14 does not relate to (a) Tax matters, which are the subject of Section 3.13 and Section 3.15 or (b) environmental matters, which are the subject of Section 3.18.

SECTION 3.15.     Employees and Company Benefit Plans.

(a)          For purposes of this Agreement:

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, (1) a member of any “controlled group” (within the meaning of Section 414(b) of the Code) of which that entity is also a member, (2) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that entity, or (3) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that entity is also a member or (4) any person that at any relevant time would be treated as a single employer under Section 414 of the Code with that entity.

“Service Provider” means any director, officer, employee (whether temporary, part-time or full-time), worker, agency worker or individual independent contractor of any Operating Company.

(b)          Section 3.15(b) of the Seller Disclosure Schedule contains a complete and correct list, as of the date hereof, of all Company Benefit Plans and specifies whether such Company Benefit Plan is an International Plan. For purposes of this Agreement, “Company Benefit Plan” shall mean all “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), all retirement, supplemental retirement (including compensation, pension, health, medical or other insurance benefits), pension, deferred compensation, long-term compensation, medical, dental, disability or sick leave, life, severance, termination, change-in-control, retention, transaction bonus, vacation, relocation or expatriate benefits, incentive bonus, profit sharing, fringe benefit, perquisites, employee assistance, workers compensation, equity or equity-based compensation, or benefits or stock or equity purchase plan or program and each other compensation or benefit plan, program, policy or arrangement, in each case, whether or not written, (i) that is sponsored, maintained or contributed to or required to be contributed to by the Operating Companies for the current or future benefit of any current or former Service Provider, (ii) under or with respect to which any Operating Company has any direct or indirect liabilities or obligations (whether current or contingent), other than any such plan, program, or arrangement that is mandated by a Governmental Entity or by applicable Law that is sponsored or maintained by a Governmental Entity and not by any of the Operating Companies or (iii) that is required pursuant to the Indian Employee Benefit Plans. Prior to the date of this Agreement, complete and correct copies of the following have been provided to Purchaser, to the extent applicable: (i) the plan and trust (or other funding arrangement) documents, if any, including all amendments thereto, for each material Company Benefit Plan; (ii) the most recent determination or opinion letter issued by the IRS for each Company Benefit Plan intended to be qualified under ERISA or Section 401(a) of the Code; (iii) the most recent annual report (Form 5500 series), if any, filed with the Internal Revenue Service (“IRS”) or the Department of Labor with respect to each Company Benefit Plan; (iv) the most recent summary plan description (and all summaries of material modification thereto) provided with respect to each Company Benefit Plan; (v) the most recently prepared actuarial report and financial statement in connection with each Company Benefit Plan, (vi) all material documents and correspondence with respect to any Company Benefit Plan received from or provided to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”) or any other Governmental Entity within the last three (3) years, and (vii) all current employee handbooks and material policies.

(c)           No Company Benefit Plan is, and the Operating Companies and their respective ERISA Affiliates do not currently, and within the past six (6) years have not, sponsored, maintained, contributed to or have been required to contribute to or have or reasonably expect to have any direct or indirect liabilities in respect of (i) a pension plan (within the meaning of Section 3(2) of ERISA) that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), or (iii) a “multiple employer plan” (within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code).

(d)           To the extent that any International Plan is required to obtain approval from or any other determination by a Governmental Entity, such approval or determination, as applicable, has been obtained. The assets of each International Plan that is an employee pension benefit plan as defined in Section 3(2) of ERISA (whether or not subject to ERISA) or otherwise provides retirement, medical or life insurance benefits following retirement or other termination of service or employment are at least equal to the liabilities of such International Plan (determined based on reasonable actuarial assumptions), or if such International Plan is unfunded, liabilities with respect to such International Plan have been properly accrued in accordance with the accounting standards applicable to the Operating Company that sponsors, maintains or contributes to such International Plan.

(e)           Each Company Benefit Plan has been established, operated, funded and administered in all material respects both in accordance with its terms and in compliance with applicable Law (including ERISA and the Code). During the past three (3) years none of the Operating Companies has, and to the Knowledge of Seller no other person has, engaged in a non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty, as determined under ERISA, with respect to any Company Benefit Plan that could reasonably be expected to subject the Operating Companies to either a material civil penalty assessed pursuant to Section 502(i) of ERISA or a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code. To the Knowledge of Seller, during the past three (3) years no events have occurred with respect to any Company Benefit Plan that would reasonably be expected to result in the assessment of any excise Tax against any of the Operating Companies. No Proceeding (excluding routine claims for benefits) is pending or threatened in writing against or with respect to any Company Benefit Plan before any arbitrator or Governmental Entity (including, without limitation, the IRS, the Department of Labor or the PBGC). Each Company Benefit Plan intended to be qualified under Section 401 of the Code is so qualified and has a current favorable determination or opinion letter from the IRS, and no circumstance exists with respect to any such Company Benefit Plan which would reasonably be expected to cause the loss of such qualification or exemption. Each trust created under any such Company Benefit Plan is exempt from Taxes under Section 501(a) of the Code and has been so exempt since its creation.

(f)           Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event which standing alone would not itself trigger such entitlement or acceleration, will (i) entitle any current or former Service Provider to any benefit or compensation, (ii) accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting of any benefit or compensation to any such current or former Service Provider, (iii) increase the amount of compensation or benefits due to any such current or former Service Provider or (iv) limit or restrict the right of the Operating Companies or, after the Closing, Purchaser, to merge, amend or terminate any Company Benefit Plan. None of the Operating Companies is party to any agreement that could result, upon the consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event which standing alone would not itself trigger such payment, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)          No Company Benefit Plan provides or promises, and none of the Operating Companies has any current or projected liability for or obligation to provide, post-employment or post-termination medical, life insurance or other welfare benefits (whether insured or self-insured), except to the extent required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or any similar state or local Law (“COBRA”). The Operating Companies and their respective ERISA Affiliates have complied during the past three (3) years and are in compliance with the requirements of COBRA.

(h)           Each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been operated in compliance in all material respects with, and the Operating Companies have complied in all material respects in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code during the past three (3) years.

(i)            None of the Operating Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(j)            There has been no amendment to, written interpretation of or announcement (whether or not written) by any of the Operating Companies relating to, or change in employee participation or coverage under, any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(k)          Each of the Operating Companies is in compliance, in all material respects, with all Laws governing the employment of labor, including all contractual commitments and all such laws relating to wages, hours, working time, pension, collective bargaining, discrimination, civil rights, affirmative action, disability, immigration compliance, sexual harassment, work authorization, information privacy and security, safety and health, unemployment insurance and workers’ compensation, including the following United States Laws: the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act (29 U.S.C. 201, et seq.), the Americans with Disabilities Act, the Occupational Safety and Health Act, as amended, the Family Medical and Leave Act (29 U.S.C. 2601, et seq.), as amended, the National Labor Relations Act of 1935, as amended, Executive Order 11246 and any other executive orders or regulations governing affirmative action and equal employment opportunities, EEO and VETS-100 reporting obligations, the Immigration Nationality Act (8 U.S.C. 1324a, et seq.), as amended, the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”), and all similar applicable Laws to the extent such Laws apply to Operating Companies. During the past three (3) years none of the Operating Companies has incurred any liability or obligation under the WARN Act that remains unsatisfied or taken any action that would reasonably be expected to cause Purchaser or any of its affiliates to have any material liability or other obligation following the Closing Date under the WARN Act. To the extent required by applicable Law, each of the Operating Companies has calculated all holiday pay due to any current or former Service Provider employed or engaged in the United Kingdom by reference to bonus, commission or other variable remuneration.

(l)           None of the Operating Companies is, or at any time during the past three (3) years has been, a party to or bound by a collective bargaining agreement nor is any such collective bargaining agreement currently being negotiated. To the Knowledge of Seller, there is no, and during the past three (3) years has not been any, organizational campaign, petition or other unionization activity by any labor union or similar organization seeking recognition of any collective bargaining unit relating to any Service Provider. During the past three (3) years none of the Operating Companies has experienced any strike, slowdown, jurisdictional dispute, work stoppage, lockout or similar organized labor activity, or any threats thereof, by or with respect to any Service Providers. There are no, and during the past three (3) years there have not been any, Proceedings pending against any Operating Company before the National Labor Relations Board or any other Governmental Entity and there are no current union representation questions involving Service Providers.

(m)         To the Knowledge of Seller, each Service Provider who is an employee of an Operating Company working in the United States is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States. Each of the Operating Companies has in its files a Form I-9 that, to the Knowledge of Seller, was completed in accordance with applicable Law for each of its employees for whom such form is required under applicable Law. To the extent required by applicable Law, each of the Operating Companies has carried out the specified checks on Service Providers working in the United Kingdom and their original documents which would enable it to establish a statutory defense under s.8 Asylum and Immigration Act 1996 or s.15 Immigration, Asylum and Nationality Act 2006 as appropriate.

(n)          Each of the Operating Companies has made available to Purchaser all material written personnel policies, rules and procedures applicable to Service Providers that have been adopted by any Operating Company.

(o)         The following materials have been provided to the Purchasers pursuant to the documents listed on Section 3.15(o)(i) of the Seller Disclosure Schedule (such documents, collectively, the “Employee Census”): (i) a true and complete list, as of the date of this Agreement, of each employee of the Operating Companies and (ii) materials that set forth for each employee of the Operating Companies, as applicable and to the extent permitted by Law, name (or other individual identifier if inclusion of name is prohibited by applicable Law), position, hire date, business unit, work location, whether full- or part-time or fixed term, leave status (and, if on leave, the nature of the leave and expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus or other incentive compensation received and current target bonus percentage or other target incentive compensation opportunity. The following materials have been provided to the Purchasers pursuant to the documents listed on Section 3.15(o)(ii) of the Seller Disclosure Schedule (such documents, collectively, the “Contractor Census”): (i) a true and complete list, as of the date of this Agreement, of each individual independent contractor of the Operating Companies, and (ii) materials that set forth for each individual independent contractor, as applicable and to the extent permitted by Law, name (or other individual identifier if inclusion of name is prohibited by applicable Law), hire date, business unit, work location and pay rate. Ten (10) days prior to the Closing Date, the Operating Companies shall provide Purchaser with accurate and complete revised versions of the Employee Census and the Contractor Census, updated as of such date.

(p)           No Key Employee has indicated to any of the Operating Companies that he or she intends to resign as a result of the transactions contemplated by this Agreement or otherwise within the one year period after the Closing Date.

(q)           During the past three (3) years there has not been any Proceeding related to, or any material allegation of or relating to, sex-based discrimination, sexual harassment or sexual misconduct, or, to the Knowledge of Seller, breach of any policy of any of the Operating Companies relating to the foregoing, in each case, involving any of the Operating Companies or any current or former Service Providers, nor has there been, to the Knowledge of Seller, any settlements or similar out-of-court or pre-litigation arrangements relating to any such matters, nor is any such Proceeding pending or threatened in writing.

(r)            Each of the Operating Companies has been in material compliance with the provisions of the Indian Employee Benefit Plans.

(s)           As to each of DRG U.K., Sigmatic Limited, Sharp Insight Limited and DRG UK Holdco Limited, none has:

(i)            in the twelve (12) months preceding the date of this Agreement given notice of redundancies to the relevant Secretary of State or started consultations with a trade union under Part IV Chapter II Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply with its obligations under Part IV Chapter II of that Act; or

(ii)            in the twelve (12) months preceding the date of this Agreement been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006), or provided indemnity protection to any third party in relation to any relevant transfer taking place within that timeframe, or failed to comply with an obligation imposed by those Regulations, and in each case no such notice of redundancies and no such relevant transfer is pending or anticipated.

SECTION 3.16.     Compliance with Laws.

(a)           Each of the Operating Companies is in compliance in all material respects with all applicable Laws and Judgments, including all applicable Privacy and Cybersecurity Laws, and possesses all material permits, privileges, immunities, certificates of authority or qualification, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted other than any such non-compliance which, or the failure to obtain any such licenses, franchises, approvals or authorizations the lack of which, in any such case, individually or in the aggregate, would not be reasonably expected to be material to the Operating Companies taken as a whole. For the purpose of this Agreement the term “Privacy and Cybersecurity Laws” means the following, as amended, and together with any and all rules and regulations promulgated thereunder: (i) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovered and Reinvestment Act of 2009); (iii) 42 C.F.R. Part 2; and (iv) applicable state Laws regarding patient privacy and the security, use and disclosure of healthcare information.

(b)           During the past three (3) years none of the Operating Companies has (i) received any written communication from a Governmental Entity that alleges the conduct of the business of any Operating Company is not in such compliance or threatening to revoke any Permit owned or held by any Operating Company; nor (ii) provided a written response to any prior or current customer of the Operating Companies regarding such a written communication from a Governmental Entity with respect to any Privacy and Cybersecurity Law.

(c)           Neither the Operating Companies, nor any equity owners, director, officer, manager, managing employee (as such term is 42 U.S.C. § 1320a-5(b)), nor other personnel (whether employees or independent contractors) of the Operating Companies, is currently or has been during the past three (3) years threatened in writing to be: (i) debarred, excluded or suspended from participating in any governmental health program; (ii) subject to civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegations of violation of any governmental health program requirement or Privacy and Cybersecurity Law; or (iii) listed on the General Services Administration prohibited list of parties excluded from federal procurement programs and non-procurement programs.

(d)           During the past three (3) years each of the Operating Companies has complied in all material respects with Privacy and Cybersecurity Laws applicable to the operation of the Operating Companies’ business and in the past three (3) years, has had privacy and security policies, notices, procedures, and safeguards that materially comply with such applicable Privacy and Cybersecurity Laws. During the past three (3) years the Operating Companies have not received written notice of, and there is no action at law or in equity pending or threatened in writing, or the Knowledge of Seller any investigation pending in any such case with respect any alleged “breach” as defined in HIPAA by the Operating Companies or their workforce. During the past three (3) years no breach by the Operating Companies or their workforce or successful “security incident” has occurred with respect to “protected health information” (as such terms are defined by HIPAA) in the possession or under the control of the Operating Companies or a business associate of such companies. The Operating Companies have undertaken all necessary risk analyses of all areas of each of the Operating Companies business and operations required by applicable Privacy and Cybersecurity Laws and have implemented appropriate corrective action plans to address all material vulnerabilities in their HIPAA safeguards and controls identified through such analyses. The Operating Companies have a written, signed, and HIPAA-compliant business associate agreement, when required by HIPAA and requested by the person, with each person that is a “covered entity” or “business associate” as such terms are defined in HIPAA. The Operating Companies have maintained for the past three (3) years a compliance program, including written policies and procedures that address each of the Operating Companies’ HIPAA compliance efforts, to the extent applicable. This Section 3.16 does not relate to matters with respect to (i) Tax matters, which are the subject of Section 3.13 and Section 3.15, (ii) employee and employee benefit matters, which are the subject of Section 3.15, (iii) anti-corruption Sanctions and Anti-Money Laundering matters, which are the subject of Section 3.17, (iv) other than the Privacy and Cybersecurity Laws, privacy, data protection and collection and use of personal information and user information matters, which are the subject of Section 3.11 or (v) environmental matters, which are the subject of Section 3.18.

SECTION 3.17.     Anti-Corruption Compliance; Sanctions; Anti-Money Laundering.

(a)          Except for such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies taken as a whole, each of the Operating Companies, and, to the Knowledge of Seller, their respective officers, directors, employees or agents (a) is not making, any bribe, influence payment, kickback or other unlawful payment; (b) is not using any funds for any unlawful contributions, unlawful gifts, or unlawful entertainment; (c) is not making any direct or indirect unlawful payments to any government official or other officer or employee of a Government Entity; and (d) is not violating the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010 or any other applicable anti-corruption law (collectively, the “Anti-Corruption Laws”).

(b)          Except for such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies, taken as a whole, neither the Seller nor the Seller’s subsidiaries or affiliates, directors, officers, employees, nor, to the Knowledge of Seller, any of their agents or representatives is: (A) the subject of any sanctions administered by the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of comprehensive Sanctions (currently, Crimea, Cuba, Iran, North Korea, and Syria).

(c)          Except for such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies, taken as a whole, or as disclosed on Section 3.17(c) of the Seller Disclosure Schedule, for the past three (3) years, none of the Operating Companies nor any of their respective subsidiaries or affiliates has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions, where any such dealing or transaction is or was at the time of the dealing or transaction prohibited by applicable Sanctions.

(d)          Except for such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies, taken as a whole, or as disclosed on Section 3.17(d) of the Seller Disclosure Schedule, the Operating Companies are, and for the past three (3) years have been in compliance with, and have not been penalized for, or threatened in writing to be charged with, or given notice of any violation of and, to the Knowledge of Seller, have not been under investigation by any Governmental Entity with respect to, any applicable export control laws and regulations of the United States (including, without limitation, the U.S. Export Administration Act (collectively, the “Export Control Laws”) or Sanctions.

(e)          The Operating Companies have in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws, applicable Sanctions, applicable Export Control Laws, and Anti-Money Laundering Laws.

(f)          The operations of the Operating Companies are, and during the past three (3) years have been, conducted at all times in compliance in all material respects with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator against any Operating Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or threatened in writing.

SECTION 3.18.     Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Operating Companies, taken as a whole: (a) the Operating Companies are and have been in compliance with applicable Environmental Laws during the past three (3) years; (b) each of the Operating Companies possess, and are and have been in compliance with, all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Law (“Environmental Permits”) during the past three (3) years; (c) during the past three (3) years none of the Operating Companies has received from any Governmental Entity any written notice concerning Environmental Law, Hazardous Substance or Environmental Permit which has not been resolved; (d) there are no Judgments outstanding or any Proceedings pending or threatened in writing, concerning the Operating Companies and related to any Environmental Law, Hazardous Substance or Environmental Permit; and (e) during the past three (3) years, Seller has not nor, to the Knowledge of Seller, has any other person discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released any Hazardous Substance at, on, under, to, in or from any property or facility now or previously owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case the Operating Companies (or any of their respective predecessors.)

“Environmental Laws” means all applicable Laws, Judgments and Permits relating to pollution or protection of the environment or natural resources, worker health and safety or Hazardous Substances.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, or any substance or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing material, mold and any substance or material regulated under any applicable Law pertaining to the environment.

SECTION 3.19.     Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Seller or any of its affiliates that might be entitled to any fee or commission in connection with the Acquisition or for which Purchaser or any of its affiliates (including, following the Closing, the Operating Companies) would have any liability.

SECTION 3.20.     Title and Condition of Assets. Each of the Operating Companies has good and valid title to or, in the case of property held under lease, license or other Contract (including real property), a valid leasehold interest in, all material properties and assets used by it, including all Leased Real Property, located on its premises or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens (except for Permitted Liens). All of the Operating Companies’ buildings (including all components of such buildings, structures and other improvements), equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased), in each case that are material to the Acquired Business, are in good condition and repair (ordinary wear and tear excepted) and are fit for use in the ordinary course of business of the Operating Companies as currently conducted.

SECTION 3.21.     Material Customers and Material Suppliers.  Section 3.21 of the Seller Disclosure Schedule lists each of the Material Customers and Material Suppliers and the aggregate dollar revenues received by the Operating Companies from each such Material Customer or aggregate dollar amount of purchases by the Operating Company from such Material Supplier, for the fiscal year ended December 31, 2019. No such Material Customer or Material Supplier has cancelled or threatened in writing to cancel, terminate or materially reduce or cease its relationship with the Operating Companies as of the date hereof.

SECTION 3.22.     Intercompany Contracts and Arrangements. Except as set forth on Section 3.22 of the Seller Disclosure Schedule, (a) there are no intercompany accounts, Contracts, services, support, or other arrangements between the Operating Companies, on the one hand, and PEL, the Seller, or any of their respective affiliates or its or their affiliates’ officers, directors, managers, equityholders, members, or shareholders (each, a “Related Party”), on the other hand, and (b) no Related Party is, or has been in the past three (3) years, a party to any Contract, commitment or transaction with any Operating Company or otherwise involved, directly or indirectly, in any material business arrangement or other material relationship with any Operating Company (collectively, “Related Party Agreements”), (c) has any interest in any material property or right, tangible or intangible, used by any Operating Company, (d) owes any material amount to any Operating Company, (e) is the beneficiary of any management or other fees paid by any Operating Company or (f) has any claim or cause of action against any Operating Company, other than claims for accrued compensation, benefits or expense reimbursement arising in the ordinary course of employment.

SECTION 3.23.     Sufficiency of Assets. Except as set forth on Section 3.23 of the Seller Disclosure Schedule, on the Closing Date, the Operating Companies will, taking into account all rights of the Purchasers and the Operating Companies pursuant to this Agreement and the Indian Share Purchase Agreement, hold all of the property, personnel and assets reasonably necessary to conduct the respective businesses of the Operating Companies immediately following the Closing in all material respects as conducted as of the date hereof, and other than the property, personnel and assets held by the Operating Companies, no other property, personnel or assets are employed or utilized in connection with the operation and conduct of the respective businesses of the Operating Companies as conducted as of the date hereof.

SECTION 3.24.     Powers of Attorney. None of the Operating Companies has granted a power of attorney to any person which has not been or will not have been terminated prior to the Closing, other than ministerial, de minimis powers of attorney which are revocable on demand by the Operating Companies without liability.

SECTION 3.25.     Insurance. Section 3.25 of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of all material policies of insurance coverage held by the Operating Companies or with respect to which the Operating Companies, or their respective business or assets, are insured or otherwise a beneficiary of coverage.  All of such insurance policies (a) are in full force and effect as of the date of this Agreement and will be in full force and effect as of the Closing Date and (b) during the past three (3) years all applicable premiums due thereunder have been timely paid in all material respects, and the Seller and each of the Operating Companies, as applicable, is not in default in any material respect with respect to its obligations under such policies. There are no material claims under existing policies of insurance or to which coverage has been denied or disputed by the underwriters of such policies during the past three (3) years or in respect of which such underwriters have reserved their rights during the past three (3) years. During the past three (3) years none of the Operating Companies has received in writing any threatened termination of, premium increase with respect to, or material alteration of coverage under, any insurance policy. To the Knowledge of Seller, during the past three (3) years no event or circumstance has occurred that, with notice or lapse of time or both, would permit termination or modification of such policy or bond. Notice has been provided by the Seller to the relevant insurers with respect to all known material incidents that have occurred during the past three (3) years.

SECTION 3.26.     Investment Intent; Accredited Investor . PEL shall, to the extent PEL exercises its Subscription Option, be acquiring the Parent Common Stock comprising the Stock Consideration for its own account and not with a view to its sale or distribution in violation of the Securities Act, any applicable state blue sky laws, or any other applicable securities laws. PEL has made, independently and without reliance on Parent (except to the extent that PEL has relied on the representations and warranties in this Agreement), its own analysis of the Parent Common Stock comprising the Stock Consideration and PEL has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. PEL is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

SECTION 3.27.     Independent Evaluation. (a) PEL is a sophisticated, experienced, and knowledgeable investor. In entering into this Agreement, PEL has relied solely upon Parent’s representations and warranties set forth herein and on PEL’s own expertise in legal, tax and other professional counsel concerning the transactions contemplated by this Agreement, the Parent Common Stock comprising the Stock Consideration, and the value thereof. Parent acknowledges and affirms that (i) it has completed, and shall have completed at the time PEL exercises its Subscription Option pursuant to the terms hereof, such independent investigation, verification, analysis, and evaluation of the Parent Common Stock comprising the Stock Consideration and has made all such reviews and inspections of the Parent Common Stock comprising the Stock Consideration as it has deemed necessary or appropriate to enter into this Agreement, and (ii) on the date hereof and at the time PEL exercises the Subscription Option, PEL shall have completed, or caused to be completed, its independent investigation, verification, analysis, and evaluation of the Parent Common Stock comprising the Stock Consideration and made all such reviews and inspections of the Parent Common Stock comprising the Stock Consideration as PEL has deemed necessary or appropriate to consummate the transaction. (b) PEL understands and acknowledges that neither the SEC nor any federal, state, or foreign agency has passed upon the Parent Common Stock comprising the Stock Consideration or made any finding or determination as to the fairness of an investment in the Parent Common Stock comprising the Stock Consideration or the accuracy or adequacy of the disclosures made to the Seller.

SECTION 3.28.     Disclaimer. EXCEPT AS SET FORTH IN THIS ARTICLE III (AS MAY BE MODIFIED BY THE SELLER DISCLOSURE SCHEDULES) OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 6.02(c), NONE OF PEL, THE SELLER, THE OPERATING COMPANIES, AFFILIATES OF THE FOREGOING OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER, THE OPERATING COMPANIES, RESULTS OF OPERATIONS OR FINANCIAL CONDITION OF THE OPERATING COMPANIES, INCLUDING ANY REPRESENTATIONS AND WARRANTIES AS TO THE FUTURE SALES, REVENUE, PROFITABILITY OR SUCCESS OF THE BUSINESS, OR ANY REPRESENTATIONS OR WARRANTIES ARISING FROM STATUTE OR OTHERWISE IN LAW, FROM A COURSE OF DEALING OR A USAGE OF TRADE. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

Article IV

REPRESENTATIONS AND WARRANTIES OF parent and PURCHASERs

Except as set forth in (a) the corresponding section of the disclosure schedule of the Purchasers (the “Purchaser Disclosure Schedule”), which Purchaser Disclosure Schedule shall be organized into sections corresponding to the Sections (or, if applicable, subsections) of this Article IV (provided that any disclosure in a Section or subsection of the Purchaser Disclosure Schedule shall only apply to any other Sections or subsections of the Purchaser Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such disclosure would apply to or qualify such other Section or subsection of the Purchaser Disclosure Schedule) and (b) the Parent SEC Documents publicly filed with the SEC (including the exhibits and schedules thereto) since May 13, 2019 and prior to the date hereof (excluding any disclosures contained in any part of any Parent SEC Document entitled “Risk Factors,” set forth in any “Forward-Looking Statements” disclaimer or that are similarly cautionary, non-specific, forward-looking or predictive in nature, but other than statements of historical fact set forth therein), each of Parent (solely in respect to itself with respect to its representations and warranties set forth herein) and the Purchasers hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date (except with respect to any representations and warranties expressly relating to a specific date, in which case as of such specific date) as follows:

SECTION 4.01.     Organization. Each of Parent and the Purchasers is a legal entity duly organized and validly existing under the laws of the jurisdiction of its organization and, to the extent legally applicable, in good standing under the laws of its jurisdiction of incorporation, formation or organization.

SECTION 4.02.     Authority; Execution and Delivery; Enforceability. Each of Parent and the Purchasers has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each of Parent and the Purchasers has taken all corporate action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each of Parent and the Purchasers has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by the Seller and PEL) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will from and as of the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

SECTION 4.03.     Non-Contravention and Approvals. (a) The execution and delivery by Parent and the Purchasers of this Agreement does not, and neither the execution and delivery by Parent and the Purchasers of each Ancillary Agreement to which it will be a party nor the consummation by Parent or the Purchasers of the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements will, (i) conflict with or violate its organizational documents, (ii) conflict with, or result in any breach of, or constitute a default under, require notice pursuant to, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any benefit to which Parent or the Purchasers is entitled to under, any provision of any Contract, franchise, permit or other authorization, right, restriction or obligation to which Parent or the Purchasers is a party or by which any of its properties are bound, (iii) conflict with or violate any Judgment or Law applicable to Parent or any Purchaser, or (iv) result in the creation of any Lien upon any of the properties or assets of Parent or any Purchaser, except, in the case of clauses (ii), (iii) and (iv), any such items that, individually or in the aggregate, would not reasonably be expected to (x) be material to the Parent or the Purchasers, (y) prevent or materially impede or delay the consummation by Parent or the Purchasers of the Acquisition and the other transactions contemplated by this Agreement or (z) have a material adverse effect on the ability of Parent or the Purchasers to perform its obligations under this Agreement and the Ancillary Agreements.

(b)          No Consent of, or making by Parent or the Purchasers of any registration, declaration, notification or filing with, any Governmental Entity is required to be obtained or made by Parent or the Purchasers in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act, (ii) those that may be required solely by reason of the Seller’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (iii) those set forth in Section 4.03(b) of the Purchaser Disclosure Schedule and (iv) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to (x) be material to the Parent or the Purchasers, (y) prevent or materially impede or delay the consummation by Parent or the Purchasers of the Acquisition and the other transactions contemplated by this Agreement or (z) have a material adverse effect on the ability of Parent or the Purchasers to perform its respective obligations under this Agreement and the Ancillary Agreements.

SECTION 4.04.     Litigation. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially impede or delay the consummation by Parent or the Purchasers of the Acquisition and the other transactions contemplated by this Agreement or (y) have a material adverse effect on the ability of Parent or the Purchasers to perform its respective obligations under this Agreement and the Ancillary Agreements. Neither Parent, Purchaser nor any of their respective subsidiaries is party to or subject to the provisions of or in default in any material respect under any Judgment of any Governmental Entity which would reasonably be expected to (x) prevent or materially impede or delay the consummation by Parent or Purchaser of the Acquisition and the other transactions contemplated by this Agreement or (y) have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements.

SECTION 4.05.     Availability of Funds. (a) The Purchasers will, at the Closing, have cash available or lines of credit or borrowing facilities immediately available or other sources of immediately available funds sufficient to enable it to make payment of the Closing Cash Consideration if and when due and (b) the Parent Common Stock to be delivered pursuant to this Agreement will, when and if issued pursuant to Section 2.05, be (i) duly authorized and validly issued and when the Subscription Price is paid therefore, fully paid and non-assessable and (ii) free and clear of all Liens (other than Liens arising under any applicable transfer restrictions arising under generally applicable securities Laws, as expressly contemplated by this Agreement or any Ancillary Agreement or as a result of actions taken by or on behalf of PEL, the Seller or any of their affiliates).

SECTION 4.06.     Securities Act. The Equity Interests are being acquired for the purposes of investment and not with a view to any public distribution thereof in violation of applicable federal, state or provincial securities laws. Each Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment.

SECTION 4.07.     Brokers and Finders. Other than Evercore Inc., there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Parent, the Purchasers or any of their respective affiliates that might be entitled to any fee or commission in connection with the Acquisition.

SECTION 4.08.     Capital Structure. As of December 31, 2019, the authorized capital stock of Parent consists of an unlimited number of no par value shares of any class. All of the outstanding shares of Parent’s capital stock have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement and except as disclosed in the Parent SEC Documents (as defined below), (i) Parent does not have any shares of capital stock issued or outstanding other than the shares that were outstanding on December 31, 2019 or have become outstanding after December 31, 2019 but were reserved for issuance as set forth above in this Section 4.08 as of January 16, 2020 and (ii) there are no preemptive or other outstanding rights, options, restricted stock, phantom stock rights, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither Parent nor any of its subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

SECTION 4.09.     SEC Reports and Parent Financial Statements.

(a)          Parent and each of its subsidiaries have timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since May 13, 2019 (all such documents and reports filed or furnished by Parent or any of its subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), (i) the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) (i) present fairly, in all material respects, the consolidated financial position of Parent and its consolidated results of operations for the fiscal periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the Exchange Act, the Securities Act and the SEC and (iv) have been prepared from, and are in accordance with, the books and records of Parent and its subsidiaries. The books and records of Parent and its subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c)          There are no liabilities of Parent or any of its subsidiaries required by GAAP to be reflected on Parent’s consolidated balance sheet, except for (A) liabilities that are reflected or reserved against in the Parent Financial Statements, (B) liabilities incurred in connection with the negotiation, execution and performance of this Agreement or any of the Ancillary Agreements and (C) liabilities incurred in the ordinary course of business since September 30, 2019.

SECTION 4.10.     Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially impede or delay the consummation by Parent of the Acquisition and the other transactions contemplated by this Agreement or (y) have a material adverse effect on the ability of Parent to perform its obligations under this Agreement and the Ancillary Agreements, Parent and its subsidiaries are in compliance with all applicable Laws.

SECTION 4.11.     Board Approval. The board of directors of Parent, by resolutions duly adopted (and not thereafter modified or rescinded) at a meeting duly called and held, has approved this Agreement and the transactions contemplated hereby. No vote of Parent’s stockholders is required in order to consummate the transactions contemplated by this Agreement.

SECTION 4.12.     Seller’s Representations; Independent Investigation.

(a)          Purchaser acknowledges and agrees that, other than the representations and warranties of PEL and the Seller specifically contained in Article III of this Agreement, there are no representations or warranties of the Seller or any other person either expressed, statutory or implied with respect to PEL, the Seller or any Operating Company, including with respect to any of its rights or assets, or the transactions contemplated hereby. Purchaser, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Purchaser, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that PEL, the Seller and their respective affiliates (including, before and after the Closing, the Operating Companies) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person. Without limiting the generality of the foregoing, except as expressly provided in this Agreement or any of the Ancillary Agreements, Purchaser acknowledges and agrees that none of PEL, the Seller, their respective affiliates or their respective Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any right or asset of any Operating Company, (ii) the operation of any Operating Company or its business by Purchaser after the Closing or (iii) the probable success or profitability of any Operating Company or its business after the Closing.

(b)          Except as expressly set forth in this Agreement or any of the Ancillary Agreements, including any representation or warranty in Article III, Purchaser acknowledges and agrees that no person, including the Purchaser Indemnitees, shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) or right to indemnification pursuant to Article VIII (or otherwise) with respect to any information, documents or materials made available or otherwise furnished to or for Purchaser, its affiliates or their respective Representatives by PEL, the Seller, any of their respective affiliates (including the Operating Companies), or any of their respective Representatives, including any financial projections or other statements regarding future performance, the DRG Market Landscape & Strategic Vision presentation dated December 2019 regarding, among other things the business of the Acquired provided to Purchaser, its affiliates or their respective Representatives and any other information, documents or material, whether oral or written, made available to Purchaser, its affiliates or their respective Representatives in any “data room,” management presentation, “break-out” discussions, responses to questions submitted on behalf of Purchaser, its affiliates or their respective Representatives or otherwise furnished to Purchaser, its affiliates or their respective Representatives in any form in expectation of the transactions contemplated hereby.

Article V

Covenants

SECTION 5.01.     Conduct of Business.

(a)          Except for matters (i) set forth in Section 5.01 of the Seller Disclosure Schedule, (ii) consented to by the Purchasers in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as expressly contemplated by the terms of this Agreement, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, PEL and the Seller shall cause each of the Operating Companies to (w) conduct its business in the ordinary course, (x) use commercially reasonable efforts to preserve intact its respective businesses, operations, permits, rights, goodwill, relations with customers, suppliers and others with which it does business and keep available the services of its executive officers and employees, (y) continue to make capital expenditures in the ordinary course of business consistent with past practice and (z) not take any of the following actions with respect to the Acquired Business or the Operating Companies:

(i)             adopt, amend, terminate or propose any change to the organizational documents of any of the Operating Companies;

(ii)            (A) issue, pledge, dispose of, transfer or sell, or authorize the issuance, pledge, disposal, transfer or sale of, any equity interests, notes, bonds or other securities of any of the Operating Companies (or any option, warrant or other right to acquire the same), (B) redeem, repurchase or otherwise acquire any of the equity interests, notes, bonds or other securities of any of the Operating Companies or (C) split, combine, consolidate or reclassify any equity interests, notes, bonds or other securities of any of the Operating Companies or (D) grant any new, or accelerate the vesting or payment of any equity or equity-based right in the Operating Companies held by any current or former Service Provider (in each case whether by merger, consolidation or otherwise);

(iii)           enter into any agreement arrangement or understanding with respect to the voting of any securities of the Operating Companies (including the Equity Interests);

(iv)           grant, or promise to make or grant, any increase in compensation or benefits to current or former Service Providers, other than (A) vesting of accrued benefits under the Company Benefit Plans in the ordinary course of business, (B) as required by applicable Laws or the terms of an existing Company Benefit Plan or written employment Contract listed on Section 3.14(b) of the Seller Disclosure Schedule or (C) with respect to current Service Providers who are not Key Employees, in the ordinary course of business, individual increases in base salary or wage rates not to exceed 3.5% in the aggregate to the extent such increases are made at the same time such increases have been historically made;

(v)            except as required by Law, any Company Benefit Plan listed on Section 3.15(b) of the Seller Disclosure Schedule or as otherwise contemplated by this Agreement, grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, consulting, deferred compensation, bonus or change in control agreement with (or amend or otherwise modify any such agreement), any current or former Service Provider, except for the payment of annual incentive bonuses at the same time such annual incentives bonuses have historically been made in the ordinary course of business consistent with past practice (including, with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative);

(vi)           hire any individual who would be a Key Employee, terminate the employment or service of any Service Provider other than for cause (except for terminations of Service Providers who are not Key Employees in the ordinary course of business consistent with past practice) or take any action (or fail to take any action) that provides a Key Employee with the right to resign with “good reason” or term of similar meaning;

(vii)          enter into, terminate, alter the prior interpretation of or make any material changes to any Company Benefit Plans, other than as required by applicable Laws;

(viii)        (A) acquire (by merger, consolidation or otherwise), directly or indirectly, any stock or securities, the properties, interests, businesses or assets, of any person except for supplies, goods or products in the ordinary course of business consistent with past practice, (B) acquire any material assets outside the ordinary course of business, or (C) merge or consolidate any Operating Company with any other person;

(ix)           sell, transfer, lease, license, encumber, sublease, sublicense, terminate, abandon or permit to lapse, transfer or otherwise dispose of, or agree to sell, transfer, lease, license, encumber, sublease, sublicense, modify, terminate, abandon or permit to lapse, transfer or otherwise dispose of, any assets of any Operating Company having a value in excess of $500,000, other than sales of obsolete equipment or inventory in the ordinary course of business or grants of non-exclusive licenses in the ordinary course of business;

(x)            create or incur any Lien on the assets of any Operating Company, other than a Permitted Lien or non-exclusive licenses granted by any Operating Company to any customer in the ordinary course of business;

(xi)           make any loans, advances, guarantees or capital contributions to or investments in any person, other than in the ordinary course of business;

(xii)          incur or otherwise become liable for any Indebtedness (except for such Indebtedness that will be repaid at or prior to the Closing), or issue or sell any debt securities or warrants or other rights to acquire any debt security of any Operating Company;

(xiii)          change the cash management practices or policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits of any Operating Company;

(xiv)          change any material method of accounting or accounting practice or policy used by any Operating Company, other than such changes as are required by GAAP, a Governmental Entity or applicable Law;

(xv)           make any new commitment for any capital expenditures, other than in the ordinary course of business, in excess of $500,000 in the aggregate;

(xvi)          enter into, amend, waive, modify or terminate any Contract, or enter into any transaction not in effect as of the date hereof, between any Operating Company, on the one hand, and the Seller or any Related Party (other than the Operating Companies), on the other hand;

(xvii)         transfer any liabilities or obligations from PEL, the Seller or any of their respective affiliates (other than the Operating Companies) to any Operating Company or transfer any assets from any Operating Company, on the one hand, to PEL, the Seller or any of their respective affiliates (other than the Operating Companies), on the other hand;

(xviii)        enter into, materially amend, waive or terminate any Business Contract (or any Contract which would be a Business Contract if entered into as of the date hereof);

(xix)          compromise or settle any (A) Proceeding resulting in any non-monetary remedy or (B) Proceeding resulting in monetary damages in excess of $150,000 individually or $300,000 in the aggregate, in each case net of any amounts recovered under insurance policies and to be paid after the Closing;

(xx)           declare and pay any non-cash dividends or distributions;

(xxi)          (A) abandon, permit to lapse, assign, sell, license, transfer or otherwise dispose of, create or incur any Lien (except for Permitted Liens) on, or fail to pay any maintenance fee associated with, any Company Intellectual Property or Licensed Intellectual Property, other than non-exclusive licenses of Company Intellectual Property or Licensed Intellectual Property granted in the ordinary course of business or (B) otherwise fail to take any action necessary to maintain, enforce or protect any Company Intellectual Property, other than in the ordinary course of business;

(xxii)         except to the extent required by applicable Law, make or change any material Tax election, settle any material Tax claim or assessment, prepare or file any material Tax Return in a manner inconsistent with past practice, adopt or change any Tax accounting method, change any annual Tax accounting period, file any amended Tax Return, surrender any right to claim a Tax refund, offset or other reduction in any material Tax liability, enter into any closing agreement, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted) or, if it would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset, take or omit to take any other action outside of the ordinary course of business;

(xxiii)        completely or partially liquidate or dissolve any Operating Company’s assets, operations or businesses or effect a recapitalization or reorganization of any Operating Company; or

(xxiv)        between 11:59 p.m. (New York time) on the day immediately before the Closing Date and the actual time of the Closing, not make (x) any payments, (y) incur any costs, fees or expenses, or (z) incur any Indebtedness, in each case, to the extent any of the foregoing, as applicable, would have been included, or would have increased, reduced or otherwise modified any amount that would have been taken into account, in the calculation of the Initial Closing Cash Consideration if made, incurred or otherwise in existence as of 11:59 p.m. (New York time) on the Closing Date;

(xxv)         authorize, or agree or commit to do any of the foregoing.

(b)          Nothing contained in this Agreement is intended to give Purchasers or their respective affiliates, directly or indirectly, the right to control or direct any Operating Company or its operations prior to the Closing, and nothing contained in this Agreement is intended to give PEL, the Seller or any of their respective affiliates, directly or indirectly, the right to control or direct any Purchaser’s operations. Prior to the Closing, each Purchaser, on the one hand, and PEL, the Seller and its affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its affiliates’ respective operations.

SECTION 5.02.     Access to Information. (a) Prior to the Closing, the Seller and PEL shall, and shall cause the Operating Companies to, afford to Purchaser and its accountants, counsel and other authorized Representatives reasonable access, upon reasonable prior notice during normal business hours, to the properties, books, records, contracts, and employees of the Operating Companies; provided, however, that the reasonableness of such access and requests shall be determined by taking in account, among other considerations, the competitive positions of the parties; provided, further, however, that such access does not interfere or disrupt the normal operations of the Seller or PEL or any of their respective affiliates (including the Operating Companies). Nothing contained in this Section 5.02, subject to the last sentence of Section 5.02(a), shall obligate the Seller or PEL or any of their respective affiliates (including the Operating Companies) to, in the Seller’s and PEL’s, as applicable, absolute and sole discretion, (i) breach any duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), Law or any Contract with any other person, (ii) waive any privileges, including the attorney-client privilege, (iii) share any information which constitutes Trade Secrets or other sensitive information, or (iv) cause significant competitive harm to the Operating Companies or their respective businesses if the transactions contemplated hereby are not consummated; provided, however, that PEL and the Seller shall use commercially reasonable efforts to provide any such information in a manner so as to avoid such harmful effect or circumstance contemplated by clauses (i) through (iv) above. Prior to the Closing, when accessing any properties of the Seller or PEL or any of their respective affiliates (including the Operating Companies) pursuant to and in accordance with this Section 5.02(a), Purchasers shall, and shall cause their respective affiliates and Representatives to, comply with all safety and security requirements for such property applicable to employees or Representatives of the Seller and communicated to them. Prior to the Closing, Purchaser shall have no right to perform or cause any third party to perform any invasive environmental sampling (including any Phase II assessment) of any real property currently owned, leased or operated by the Operating Companies. All requests for information made pursuant to this Section 5.02(a) shall be directed to the person or persons set forth on Section 5.02(a) of the Seller Disclosure Schedule, and Purchaser shall not directly or indirectly contact any officer, director, employee, agent or Representative of PEL, the Seller, any of the Operating Companies or any of their respective affiliates without the prior approval of such designated person(s). Neither the auditors and independent accountants of the Seller or PEL or their respective affiliates (including the Operating Companies) nor the auditors and independent accountants of Purchaser and its affiliates shall be obligated to make any work papers available to any person under this Agreement, including pursuant to Section 2.03, unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.  If so reasonably requested by the Seller and PEL, the Purchasers shall, and shall cause its affiliates (as applicable) to, enter into a customary joint defense agreement with the Seller, PEL or their respective affiliates with respect to any information to be provided to Purchaser pursuant to this Section 5.02(a).

(b)          Other than in connection with any Proceeding between Parent, any Purchaser and any of their respective affiliates, on the one hand, and the Seller, PEL and any of their respective affiliates, on the other hand, after the Closing Date, the Purchasers, PEL and the Seller shall grant to the other such access to financial records and other information in their or any Operating Company’s possession related to the conduct of business of the Operating Companies prior to Closing and such cooperation and assistance in each case as shall be reasonably required to enable them to complete their legal, regulatory and financial reporting requirements and for any other reasonable business purpose related to the transactions contemplated hereby, including in respect of litigation and insurance matters other than Proceedings between Parent, any Purchaser and any of their respective affiliates, on the one hand, and the Seller, PEL and any of their respective affiliates, on the other hand. Purchasers and the Seller shall have the right to make copies of such information for such purposes subject to the terms of this Agreement. Purchasers, on the one hand, and PEL and the Seller, on the other hand, shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.02(b), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(c)          Each party hereto acknowledges and agrees that prior to making any records available to the other parties hereto pursuant to this Section 5.02, the disclosing party or its affiliates may redact any portions thereof that relate solely to the such party or any of its affiliates (other than, in the case of the Seller and PEL, the Operating Companies).

SECTION 5.03.     Confidentiality.

(a)          The Purchasers acknowledge that the information provided to the Purchasers and their respective affiliates in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement, including pursuant to Section 5.02(a) and Section 5.02(b), and this Agreement and the Ancillary Agreements are subject to the terms of the confidentiality agreement between Decision Resources Group, Inc. and Clarivate Analytics (US) LLC, dated November 21, 2019 (the “Confidentiality Agreement”). Without the prior written consent of the Operating Companies (which may be withheld in their sole discretion), prior to the Closing, Purchasers shall not, and shall cause their respective affiliates or their respective Representatives not to, contact or discuss such information, any Operating Company or the Acquisition with any customer or vendor of the Operating Companies. Effective upon the Closing, the Confidentiality Agreement shall terminate; provided, however, that Purchasers shall, and shall cause their respective affiliates to, subject to Section 5.14(a), treat as confidential and shall safeguard any and all other information provided to it or any of its affiliates by the Seller, any of its affiliates or their respective Representatives concerning the Seller or any of its affiliates (other than information relating solely to the Operating Companies) to the same degree as if such information were subject to the terms of the Confidentiality Agreement, without regard to any time period therein.

(b)          Without limiting Section 5.14, following the Closing, the Seller shall, and shall cause its affiliates to, treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data about the Operating Companies to the same degree as if such information were subject to the terms of the Confidentiality Agreement, without regard to any time period therein.

SECTION 5.04.     Efforts; Regulatory and Other Authorizations; Notices and Consents. (a) From and after the date hereof, each party hereto shall, and shall cause its affiliates to, (i) use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Entity as such Governmental Entity may reasonably request in connection herewith. Each party hereto, as applicable, agrees to, and to cause its affiliates to, file promptly (but in no event later than five (5) Business Days after the date of this Agreement) any Notification and Report Forms and related material required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement and to use reasonable best efforts to obtain an early termination of the applicable waiting period, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be reasonably requested pursuant to the HSR Act.

(b)          Parent and the Purchasers shall have decision making authority with respect to the appropriate course of action in obtaining any consents, approvals, permits, waiting period expirations or authorizations that may be required in connection with the transactions contemplated by this Agreement, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the transactions contemplated by this Agreement; provided, that Parent and the Purchasers shall consult with the Seller and consider its input in good faith.

(c)          Without limiting the generality of Parent’s and Purchasers’ undertaking pursuant to Section 5.04(a), Parent and Purchasers agree to, and to cause their respective affiliates to, use their reasonable best efforts (and to take any and all reasonable steps necessary or advisable to avoid or eliminate any impediment under any antitrust, competition or trade regulation Law that may be asserted by any antitrust or competition Governmental Entity or any other person) so as to enable the parties hereto to close the transactions contemplated hereby as promptly as reasonably practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, terminating any existing relationships and contractual rights and obligations, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby; provided, that notwithstanding anything to the contrary in this Agreement, neither Parent, nor any Purchaser nor any of their affiliates shall be required to take or agree to take any action that would require it to hold separate (including by trust or otherwise), divest, license, terminate any existing relationship, or otherwise enter into any arrangements or agree to limit its freedom of action if such action is (i) reasonably likely to have a material adverse effect on the combined businesses and operations of Parent, Purchasers and the Operating Companies (individually or together with all such conditions, limitations, qualifications or other actions contemplated by this Section 5.04(c), a “Burdensome Condition”) or (ii) not conditioned on the consummation of the transactions contemplated by this Agreement. Subject to the immediately preceding proviso, in addition, Parent, Purchasers PEL and the Seller shall, and shall cause their affiliates to, use their reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date; provided, however, that such litigation in no way limits the obligation of Parent, Purchasers, PEL or the Seller to, or to cause its affiliates to, use its reasonable best efforts (and to take any and all steps necessary to eliminate any impediment under any antitrust, competition or trade regulation Law) to close the transactions contemplated hereby prior to the End Date.

(d)         Subject to applicable Law, the Confidentiality Agreement and Section 5.03, each of Parent and Purchasers, on the one hand, and PEL and the Seller, on the other hand, shall use its reasonable best efforts to (i) promptly notify the other of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and (ii) permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Parent or Purchaser, on the one hand, nor PEL and the Seller, on the other hand, shall (or permit any of their respective affiliates to) agree to participate in any substantive communication with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such communication. Parent and Purchaser, on the one hand, and PEL and the Seller, on the other hand, will, and will cause their respective affiliates to, reasonably coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Subject to applicable Law, the Confidentiality Agreement and Section 5.03, Parent and Purchaser, on the one hand, and PEL and the Seller, on the other hand, will use reasonable best efforts to promptly provide each other with copies of all correspondence, filings or communications between them or any of their Representatives or affiliates, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that neither party shall be obligated to provide the other with any such materials that are deemed by the possessing party, in its sole discretion, to be confidential or protected by privilege, including documents submitted as attachments or exhibits to that party’s filings referred to in Section 5.04(a).

(e)          Parent and Purchasers shall not, and shall cause their respective affiliates not to, enter into any transaction, or any Contract or other agreement, whether oral or written, to take any action to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it materially more difficult, or to materially increase the time required, to: (i) obtain the expiration or termination of the waiting period under the HSR Act applicable to the transactions contemplated by this Agreement; or (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement.

SECTION 5.05.     No Solicitation; Other Offers; PEL Shareholder Vote. (a)  Concurrently with the effectiveness of this Agreement, the Exclusivity Agreement, dated December 26, 2019, by and among certain parties hereto shall immediately, and with no further action or liability on the part of any party thereto, terminate and be of no further force and effect, and from and after the date hereof, PEL shall not, and shall cause its controlled affiliates and any of its or their directors, officers or employees not to, and shall not authorize or direct its investment bankers, attorneys, accountants, consultants or other agents, auditors, advisors or other representatives to, directly or indirectly, (i) solicit, initiate, propose, seek or take any action for the purpose of the making, submission or announcement of, or knowingly facilitate, assist, induce or encourage the making, submission or announcement of, any proposal that constitutes, or that would reasonably be expected to lead to an Acquisition Proposal; (ii) enter into, engage in, participate in or maintain or continue any discussions or negotiations with, furnish any non-public information relating to the Acquired Business or afford access to the business, properties, assets, books, records or other non-public information of the Acquired Business to, or otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate, induce or encourage, any effort by any third party concerning an Acquisition Proposal; (iii) (A) fail to make, qualify, withdraw, withhold, amend or modify in a manner adverse to Purchaser, or propose publicly to qualify, withdraw, withhold, amend or modify, the Company Board Recommendation, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement (whether written or oral, binding or nonbinding) relating to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal or that would require PEL to abandon or fail to consummate the transactions contemplated by this Agreement and the other Ancillary Agreements, (C) following the date on which any Acquisition Proposal or material modification thereto is first made public, fail to issue a press release reaffirming the Company Board Recommendation within two Business Days after a written request by Purchaser to do so (it being understood that PEL will not be obligated to issue such a press release on more than two occasions in respect of any Acquisition Proposal (or material amendment or update thereto)) or (D) fail to include the Company Board Recommendation in the EGM Notice that is mailed to the PEL Shareholders (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”); (iv) submit any Acquisition Proposal or any matter related thereto to the vote of the PEL Shareholders; or (v) authorize or commit to do any of the foregoing. Without limiting the generality of the foregoing, PEL acknowledges and agrees that, in the event any of its controlled affiliates, any of its or their directors or officers take, or PEL authorizes or directs employees, investment bankers, attorneys, accountants, consultants or other agents, auditors, advisors or other representatives to take, any action that if taken by PEL would be a breach of this Section 5.05, the taking of such action by such person shall be deemed to constitute a breach of this Section 5.05 by PEL (including for purposes of Section 7.01(d)).

(b)          On or prior to the date of this Agreement, the Board of Directors has approved the entry by PEL into this Agreement and the consummation by PEL of the transactions contemplated hereby and by the Ancillary Agreements, and the holding of an extraordinary general meeting of the shareholders of PEL (the “PEL Shareholders”) to approve the Acquisition and the other transactions contemplated by this Agreement (an “EGM”). As promptly as practicable following the date hereof (and in any case, by no later than January 24, 2020), (x) PEL shall prepare a notice of the EGM (the “EGM Notice”), (y) the parties shall reasonably cooperate to furnish to the other parties hereto any information in respect of such party as is reasonably necessary in order to complete the preparation and circulation of the EGM Notice and (z) PEL shall post the EGM Notice to the PEL Shareholders. PEL shall provide Parent and the Purchasers (and their Representatives) with a reasonable opportunity to review and comment on the EGM Notice and any amendment or supplement thereto, in each case prior to the circulation or posting of the EGM Notice or any such amendment or supplement with the BSE, the National Stock Exchange of India or the PEL Shareholders and PEL shall reflect in good faith any comments provided by Parent, the Purchasers and their respective Representatives. The EGM Notice shall comply with the requirements of the Companies Act, 2013 (the “Companies Act”), and shall include, in addition to the formal resolution on which the PEL Shareholders are being asked to vote, the Company Board Recommendation, an explanatory statement with respect to the transactions contemplated hereby (including a synopsis of the transactions contemplated hereby), the authorizations required to consummate the transactions contemplated hereby, and such other facts as would enable a PEL Shareholder to understand the scope and implications of the proposed resolution and to take a decision thereon. In addition, PEL shall, as promptly as practicable following the date of this Agreement, (i) file the EGM Notice with the BSE and the National Stock Exchange of India, (ii) make copies of the relevant transaction documents available for inspection at the registered office of PEL and at the EGM and (iii) take such other actions as are reasonably necessary in order to duly call and give notice of and convene and hold the EGM, including to fix and publish a record date and take all other lawful action to duly call, give notice of, convene and hold the EGM as promptly as practicable following the date hereof. Without limiting the generality of the foregoing, PEL shall use reasonable best efforts to cause the EGM to occur on the 25th day following the posting of the EGM Notice to the PEL Shareholders, which day is the earliest date by which the EGM may occur under the Companies Act. Each party shall use its reasonable best efforts to respond as promptly as practicable to any comments received from the BSE, the National Stock Exchange of India or other applicable Governmental Entity and each party (A) shall provide the other parties with a reasonable opportunity to review and comment on any communications (whether written or oral) with the BSE, the National Stock Exchange of India or other applicable Governmental Entity prior to making such communication (whether written or oral)) in respect of the EGM, the EGM Notice or the transactions contemplated with this Agreement, and (B) will promptly provide the other parties with a copy of all such communications (or, if an oral communication, a description thereof) made with the BSE, the National Stock Exchange of India or other applicable Governmental Entity. PEL shall comply with all applicable Laws with respect to such EGM, including the Companies Act.

(c)          At the EGM, PEL shall request that the PEL Shareholders adopt a special resolution approving the transactions contemplated hereby (the “Special Resolution”). The Special Resolution will be adopted if at least 75% of the votes cast at the EGM are in favor of the Special Resolution (the “PEL Shareholder Approval”). PEL shall take all other reasonable action necessary or advisable to secure the PEL Shareholder Approval. Notwithstanding any Adverse Recommendation Change in breach of this Section 5.05, the obligations of the parties under this Agreement, including the obligation to hold the EGM and the other obligations set forth in this Section 5.05, shall continue in full force and effect and the Special Resolution shall be submitted to the PEL Shareholders for approval at the EGM whether or not (i) the Board of Directors shall have effected an Adverse Recommendation Change, (ii) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to PEL or any of its Representatives or (iii) any other proposal or matter shall have been publicly proposed or announced that otherwise would have any effect on PEL or the PEL Shareholders.

(d)          Any adjournment, delay or postponement of the EGM shall require the prior written consent of the Purchaser, except that PEL shall, without obtaining such prior written consent, be permitted to adjourn, delay or postpone the EGM for no greater than a period of five (5) Business Days if PEL is required to postpone or adjourn the EGM by applicable Law due to any event of disorder or other like causes which make it impossible to conduct the EGM. Without the prior written consent of Purchaser, the Special Resolution shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the PEL Shareholders in connection with the Special Resolution) that PEL shall propose to be acted on by the PEL Shareholders at the EGM.

(e)          On or prior to the date of this Agreement, the board of directors of the Seller has approved the entry by the Seller into this Agreement and the consummation by the Seller of the transactions contemplated hereby and by the Ancillary Agreements.

SECTION 5.06.     Publicity. Other than the press release to be agreed by Parent, Purchasers, PEL and the Seller to be issued following the execution of this Agreement, neither Purchaser nor Parent, on the one hand, nor PEL or the Seller, on the other hand, will issue or permit any of their respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by Law or stock exchange rules or regulations (in which case whichever of Parent or Purchasers or any of their affiliates or the Seller or PEL or their affiliates, as applicable, are required to make the release or statement shall be required to consult with the other party (whether or not such other party is named in such release or statement), a reasonable time prior to its release to allow the other party to comment on such release or statement in advance of such issuance and, after such release or statement, shall provide the other party with a copy thereof (or summary thereof in the case of oral statements)); provided, however, that Parent or any Purchaser, on the one hand, and PEL or the Seller, on the other hand, may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement. If Parent, the Purchasers, PEL or the Seller, based on the advice of their respective counsel, determines that this Agreement, or any of the other Ancillary Agreements, must be publicly filed with a Governmental Entity, then the Purchasers, Parent, PEL or the Seller, as applicable, prior to making any such filing, shall provide the Seller and PEL or the Purchasers and Parent, as applicable, and their counsel with a redacted version of this Agreement (and any other Ancillary Agreement) which it intends to file, and will give due consideration to any comments provided by the Seller and PEL or Purchasers and Parent, as applicable, or their respective counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Entity of those sections specified by the Seller, PEL, Parent or the Purchasers or their respective counsel for redaction and confidentiality. Notwithstanding the foregoing or any other provision to the contrary in this Agreement, from and after the Closing, the Seller, PEL, Parent, Purchasers, the Operating Companies and their respective affiliates may issue any releases of information, including through website posting, without the consent of any other party hereto to the extent consistent with any release or public announcement jointly approved by the Purchasers, Parent, PEL and the Seller.

SECTION 5.07.     Further Actions; Wrong Pockets; Intercompany Accounts and Intercompany Arrangements. (a) On the terms and subject to the conditions of this Agreement (including Section 5.04), each party shall, subject to the proviso to the first sentence of Section 5.04(c), use its respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated hereby and to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing. In addition to the foregoing, the Purchasers agree, subject to any overriding obligations of confidentiality, to provide customary information with respect of its respective financial capability, resources and creditworthiness if reasonably requested by any third party whose consent or approval is sought hereunder. Subject to appropriate confidentiality protections, applicable Law and the terms of Section 5.03, each of the parties hereto will cooperate with and furnish to the other party such reasonably necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)          From time to time following the Closing, the parties hereto shall, and shall cause their respective affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other party. Without limiting the generality of the foregoing, the parties hereto shall, and shall cause their respective affiliates to, execute, acknowledge and deliver all conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to (i) transfer back to the Seller or a designated affiliate thereof, and Seller or a designated affiliate thereof shall accept and assume, any asset or liability not primarily used in or related to the Acquired Business, at Seller’s sole cost and expense, and (ii) transfer to Purchasers, or a designated affiliate thereof, and Purchasers or a designated affiliate thereof shall accept and assume, any asset or liability primarily used in or related to the Acquired Business which was not transferred to or assumed by the Purchasers or any of their respective affiliates (including, following the Closing, the Operating Companies) at or prior to Closing, at Seller’s sole cost and expense; provided, that to the extent the transfer of any such assets requires the approval, consent or wavier of a third party, the assignment of any such asset shall not occur until such approval, consent or waiver shall have been obtained pursuant to Section 5.07(c). The Purchasers or Seller, as applicable, or its applicable affiliate, shall promptly notify the other party upon becoming aware that there are any such assets in its possession or control.

(c)          Promptly following the date hereof, each of PEL and the Seller shall, and shall cause the Operating Companies to, reasonably cooperate with Purchaser in order for Purchasers to obtain any consents, approvals or waivers required to be obtained from parties to any contracts, agreements or other arrangements, in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (including those set forth on Section 3.03 of the Seller Disclosure Letter); provided, that notwithstanding anything to the contrary in this Agreement, none of PEL, the Seller or any of their respective affiliates shall be required to pay money to any third party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection with such efforts. Without limiting any other provision of this Agreement, the Seller shall, and shall cause the Operating Companies to, use commercially reasonable efforts (including by cooperating with the Purchaser and its affiliates and representatives) in connection with the giving of notices of the transactions required by this Agreement or any of the Ancillary Agreements to any person, including as required pursuant to any contracts, agreements or other arrangements to which any Operating Company is a party. Prior to the Closing, PEL and the Seller shall use commercially reasonable efforts to obtain any third-party consents, waivers or novations required pursuant to the terms of any contracts, agreements or other arrangements that are, in the Purchasers’ reasonable judgment, necessary or appropriate to operate the business of the Operating Companies after the Closing. To the extent any such third-party consents, waivers or novations have not been achieved or obtained as of the Closing Date, PEL and the Seller will reasonably cooperate with the Operating Companies following the Closing Date to obtain any third-party consents, waivers or novations reasonably requested by the Purchaser.

(d)          Immediately prior to the Closing, all intercompany balances and accounts between PEL, the Seller or any of their respective affiliates or Related Parties (other than the Operating Companies), on the one hand, and any Operating Company, on the other hand, in each case, shall be settled or otherwise eliminated in such manner as determined by Seller without any further Liability to any Operating Company; provided¸ that the Seller shall not effect such settlement or elimination in any manner that shifts any actual or potential Tax Liability from a Pre-Closing Tax Period to a Post-Closing Tax Period or otherwise adversely affects the Tax position of the Operating Companies in any Post-Closing Tax Period. Intercompany balances and accounts solely among any of the Operating Companies shall not be affected by this provision. Immediately prior to the Closing, except for this Agreement and the Ancillary Agreements, all Related Party Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no Operating Company shall have any further Liability therefor or thereunder.

(e)          Promptly after the date hereof and prior to the Closing, PEL and the Seller shall use their respective reasonable best efforts to terminate, or assign to an affiliate of PEL or the Seller (other than an Operating Company), the Contract set forth on Section 5.07(e) of the Seller Disclosure Schedule, in each case without any ongoing obligations or liability to Purchasers or any of their respective affiliates (including, following the Closing, each of the Operating Companies).

SECTION 5.08.     Concerning Counsel. (a) Covington & Burling LLP (together, “Counsel”) have acted as counsel for the Seller and PEL (collectively, the “Clients”) in connection with this Agreement and the consummation of the transactions contemplated hereby (collectively, the “Engagement”), and in such matters not as counsel for Purchasers or their respective affiliates.  Only the Clients shall be considered clients of Counsel for purposes of the Engagement.  From and after the Closing, any and all communications between any of the Clients and Counsel made in the course of or relating to the Engagement shall be deemed to be attorney-client confidences that belong solely to the Seller and PEL and not to the Operating Companies.  Purchasers and their respective affiliates (including, after the Closing, the Operating Companies) shall not have access to any such communications, or to the files of Counsel relating to the Engagement.  Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller and PEL shall be the sole holders of the attorney-client privilege with respect to the Engagement, and none of the Purchasers, the Operating Companies or any of their respective affiliates shall be a holder thereof, (ii) to the extent that files of Counsel in respect of the Engagement would constitute property of the Operating Companies, only the Seller and PEL shall hold such property rights, and (iii) Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchasers, the Operating Companies or any of their respective affiliates by reason of the Engagement or otherwise.

(b)          If the Seller, PEL and Counsel so desire, and without the need for any Consent or waiver by Purchasers or the Operating Companies, Counsel shall be permitted to represent the Seller and PEL after the Closing in connection with any matter, including anything related to the transactions contemplated hereby or any disagreement or dispute in connection therewith or any other matter relating to the Engagement.  Without limiting the generality of the foregoing, after the Closing, Counsel shall be permitted to represent the Seller, PEL, any of their Representatives, or any one or more of them, in connection with any negotiation, transaction or dispute (where “dispute” includes litigation, arbitration or other adversarial proceedings) with the Purchasers, the Operating Companies or any of their Representatives, including indemnification related Claims or any other matter related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.  The Purchasers, each on behalf of itself and its affiliates, including the Operating Companies, hereby consents to the disclosure to the Seller and PEL and (prior to the Closing) the Operating Companies by Counsel of any information learned by Counsel in the course of its representation of the Clients, whether or not such information is subject to the attorney-client privilege or Counsel’s duty of confidentiality and with respect to the Seller and PEL, whether such disclosure is made before or after the Closing, and irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of the Clients by Counsel relating to the Engagement.  The Purchasers shall not, and from and after the Closing shall cause the Operating Companies not to, assert any Claim against Counsel in respect of legal services provided to the Clients by Counsel except to the extent any such legal services pertained to the Operating Companies or their Business and were relied upon by the Operating Companies.

SECTION 5.09.     Parent Forbearances. Except for matters (x) consented to by PEL (such content not to be unreasonably withheld, conditioned or delayed), or (y) otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, Parent will not, and will not permit any of its subsidiaries to:

(a)          adopt, amend, terminate or propose any change to its organizational documents in a manner that materially and adversely effects the Seller, in its capacity as a holder of Parent Common Stock following the Closing, disproportionately to its effect on the other holders of Parent Common Stock (and without taking into account any Tax considerations or any fact or circumstance related to the jurisdiction of incorporation of the Seller or any of its affiliates);

(b)          declare and pay any non-cash dividends or distributions (except for dividends or other distributions paid by any subsidiary of Parent to Parent or to another subsidiary of Parent);

(c)          completely or partially liquidate Parent’s assets, operations or businesses; or

(d)          agree or commit to do any of the foregoing.

SECTION 5.10.     Seller Retained Materials. Notwithstanding anything to the contrary contained in this Agreement, Purchasers acknowledge and agree that all of the following shall remain the property of the PEL and the Seller, and neither any Purchaser nor any of their respective affiliates (including, after the Closing, the Operating Companies) shall have any interest therein: (a) all records and reports prepared or received by PEL, Seller, any of their respective affiliates or Representatives in connection with the sale of the Acquired Companies and the transactions contemplated hereby, including all analyses relating to the Operating Companies or Purchasers or their respective affiliates so prepared or received and (b) all bids and expressions of interest received from third parties with respect thereto.

SECTION 5.11.     WARN Act. From the Closing Date until the twelve (12)-month anniversary of the Closing, Purchasers and Purchasers’ affiliates agree to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”), and to otherwise comply with the WARN Act with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting employees that would trigger the WARN Act (including as a result of the consummation of transactions contemplated by this Agreement) and occurring from and after the Closing.

SECTION 5.12.     Employee Matters.

(a)          From the Closing Date until the 12-month anniversary of the Closing, (or, if earlier, the date of termination of employment of the relevant employee), Purchasers and Purchasers’ affiliates shall provide or shall cause the Operating Companies to provide to employees of the Operating Companies who remain in the employment of the Operating Companies or Purchasers or any of Purchasers’ affiliates (the “Continuing Employees”) (i) salary, wage rate, and target annual variable cash compensation opportunity that are no less favorable in the aggregate than the salary, wage rate, and target annual variable cash compensation opportunity provided to such Continuing Employees immediately prior to the Closing Date, (ii) eligibility for employee benefits (excluding any equity or equity-based or long-term incentives, change in control, severance, defined benefit pensions and post-employment health and welfare benefits) that are no less favorable in the aggregate than such employee benefits to which similarly situated employees of Purchasers were entitled immediately prior to the Closing Date; provided that until such time as Purchasers shall cause Continuing Employees to participate in the applicable New Plan (as defined below), a Continuing Employee’s continued participation in a Company Benefit Plan shall be deemed to satisfy the foregoing provisions of this clause (ii) (it being understood that participation in the New Plans may commence at different times with respect to each New Plan); and (iii) severance benefits (subject, in each case, to the execution and non-revocation of a release of claims by the applicable Continuing Employee) that are no less favorable than those provided to similarly situated employees of Purchasers immediately prior to the Closing Date.

(b)          With respect to any welfare plan maintained by any Purchaser or any of its affiliates, any Operating Company in which Continuing Employees are eligible to participate during the remainder of the calendar year after the Closing (the “New Plans”), Purchasers shall, and shall cause the Operating Companies to, use commercially reasonable efforts to, with respect to the applicable plan year in which the Closing occurs, (i) waive all waiting periods, limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Continuing Employees to the extent such waiting periods, limitations and exclusions were satisfied or did not apply to such Continuing Employees under analogous Company Benefit Plans providing welfare benefits in which such Continuing Employees participated immediately prior to the Closing and (ii) provide each Continuing Employee with credit for any co-payments, deductibles, and other out-of-pocket expenses paid under any Company Benefit Plan providing medical benefits during the portion of the plan year ending on the Closing Date in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such New Plan providing medical benefits that are applicable to the Continuing Employees for the plan year in which the Closing occurs.

(c)          Where applicable, and automatically applicable if required by Law, Purchasers and Purchasers’ affiliates shall credit or cause to be credited each Continuing Employee’s length of service with the Operating Companies for purposes of eligibility, vesting, and with respect to benefit accrual, for purposes of accrual of vacation days, sick days, paid-time off and severance benefits to the same extent such service was recognized for the same purpose immediately prior to the Closing under the Company Benefit Plan (including any severance arrangement described herein) that most closely resembles that to be offered by Purchasers or one of Purchasers’ affiliates, provided that no such service shall be credited to the extent that it would result in a duplication of benefits or compensation.

(d)          Upon Purchasers’ request, which shall be provided no less than ten (10) days prior to the Closing Date, the Operating Companies shall (i) terminate any Company Benefit Plan, in each case, effective no later than the day prior to the Closing Date and contingent on the Closing and (ii) provide Purchaser with evidence that each such Company Benefit Plan has been terminated effective no later than the day prior to the Closing Date pursuant to resolutions duly adopted by the board of directors of the applicable Operating Company, with such resolutions subject to Purchaser’s advance review and comment. With respect to any Company Benefit Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plans”) that is terminated upon Purchasers’ request in accordance with this Section 5.12(d), Purchasers shall cause one or more defined contributions plans maintained by Purchasers or their respective affiliates that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (as applicable, the “Purchaser 401(k) Plan”) to allow each Continuing Employee to make a “direct rollover” to the Purchaser 401(k) Plan of the account balances of such Continuing Employees under the Company 401(k) Plan in which such Continuing Employee participated prior to the Closing if such Purchaser 401(k) Plan permits such a direct rollover and if such direct rollover is elected in accordance with applicable Law by such Continuing Employee. The rollovers described herein shall comply with applicable Law, and each party shall make all filings and take any actions required of such party under applicable Law in connection therewith.

(e)          From the date hereof until the Closing Date, PEL and Seller shall use commercially reasonable efforts to assist and cooperate with Purchasers in order for Purchasers to relocate (the “India Employee Transition”) the employees of the Acquired Business that work in the office of PEL located at Piramal Enterprises Ltd. Piramal Tower, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai, Maharashtra 400 013, India to an office of the Purchasers or their respective affiliates or some other reasonable office designated by the Purchasers (the “Purchaser Office”); provided, that neither the Seller nor any of their respective affiliates shall be required to pay money to any third party or offer or grant any accommodation (financial or otherwise) to any third party in connection with such efforts and the Purchasers shall be responsible for all costs and expenses incurred in connection with the physical relocation of such employees. As of the Closing, Purchasers shall have caused the Purchaser Office to be ready and available for use by the employees moving location pursuant to the India Employee Transition. The Purchaser Office shall be in a location that is reasonably close to and accessible by the employees moving location pursuant to the India Employee Transition.

(f)           The provisions of this Section 5.12 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.12 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan (including any Company Benefit Plan) for purposes of ERISA or otherwise, and no other person, including, without limitation, any current or former Service Provider or any individual associated therewith, or any participant or beneficiary thereof in any Company Benefit Plan, shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing contained in this Section 5.12 or otherwise contained in this Agreement shall confer, or be interpreted as requiring any of the Operating Companies to provide, any Continuing Employee any right to employment or continued employment with Purchaser, the Operating Companies or any affiliate thereof, nor shall anything contained herein interfere with the right of Purchaser to relocate or terminate the employment of any of the Continuing Employees at any time after the Closing Date.

SECTION 5.13.     Litigation Cooperation. From and after the Closing Date, the Purchasers and the Seller shall, and shall cause their respective affiliates to, provide such assistance and cooperation as the other party or its counsel may reasonably request (excluding the provision of legal services) in connection with any Proceeding relating to any Operating Company, as the case may be, including making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that the party making such request shall reimburse each such other party for its reasonable and documented out-of-pocket costs and expenses in providing such assistance.

SECTION 5.14.     Restrictive Covenants.

(a)          Without limiting Section 5.04, each of PEL and the Seller recognizes and acknowledges that it has certain Confidential Information and Trade Secrets. From and after the Closing until the third anniversary of the Closing Date (the “Restriction Period”), none of PEL, the Seller nor any of their respective subsidiaries or affiliates (the “Seller Restricted Parties”) shall, directly or indirectly, use, take commercial or proprietary advantage of or profit from any Confidential Information or Trade Secrets or disclose Confidential Information or Trade Secrets to any person for any reason or purpose whatsoever, except as is required to be disclosed under applicable Law or as otherwise may be necessary to enforce PEL’s or Seller’s rights or Purchasers’ obligations under this Agreement; provided, that the party required to make such disclosure shall provide the Operating Companies with prompt notice of any such disclosure and shall use commercially reasonable efforts to limit the extent of such disclosure.

(b)          Without limiting the foregoing, during the Restriction Period, (i) no Seller Restricted Party will, anywhere in the world, without the prior written consent of the Purchasers, either directly or indirectly, whether for such Seller Restricted Party’s own account or solely or jointly with others, as a shareholder, partner, lender or joint venturer, enter into or engage in any business that competes with the Acquired Business as conducted as of the date hereof; provided, that the foregoing covenant shall not restrict any Seller Restricted Party’s right to (x) invest in stock, bonds or other securities of any person, so long as such stock, bonds or other securities are listed on any national securities exchange or are publicly owned and regularly traded in the over-the-counter-market and constitute no more than, in the case of any class of capital stock or other securities of any issuer, five percent (5%) of the issued and outstanding shares or other securities of such issuer) anywhere in the world or (y) own, invest in, or engage in any activities, services, products or systems of a nature provided by such Seller Restricted Party apart from the Acquired Business as of the date of this Agreement, and any natural evolution thereof.

(c)          From and after the date hereof until two (2) years after the Closing Date, no Seller Restricted Party shall, either directly or indirectly, (x) solicit or induce any person who, as of the date hereof or as of the Closing, was a Service Provider of any Acquired Company or any Company Subsidiary (“Protected Employees”) to terminate his or her relationship with such Operating Company, or hire any such Protected Employee; provided, however, that the foregoing covenant shall not restrict any Seller Restricted Party’s right to (a) solicit or retain the services of any Protected Employee at any time after (i) the date such Protected Employee is terminated or (ii) the six (6) month anniversary of the date such Protected Employee resigns his or her employment (provided that such Protected Employee did not terminate such relationship based upon any conduct by any Seller Restricted Party in breach of this Section 5.14(c)), or (b) solely for the purposes of clause (x) of the foregoing covenant, conduct general solicitations for employees or public advertisements of employment opportunities (including, without limitation, any recruitment efforts conducted by any recruitment agency), provided, that such general solicitations, public advertisements and recruitment efforts are not specifically directed at any of the Protected Employees.

(d)          If, at the time of enforcement of the covenants contained in this Section 5.14 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by applicable Law. The Seller has consulted with legal counsel regarding the Restrictive Covenants applicable to it and, based on such consultation, has determined and hereby acknowledges that such Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Operating Companies. The Seller further acknowledges and agrees that the Restrictive Covenants are being entered into by such person in connection with the transactions contemplated by this Agreement and not directly or indirectly in connection with the Seller’s employment or other relationship with the Operating Companies.

(e)          If any of the Seller Restricted Parties breaches, or threatens to commit a breach of, any of the Restrictive Covenants applicable to it, Purchasers shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchasers at law or in equity or pursuant to the terms of this Agreement: (i) the rights provided under Section 5.14(d), (ii) the right and remedy to have such Restrictive Covenants specifically enforced by any court of competent jurisdiction (without posting a bond), it being agreed that any breach or threatened breach of such Restrictive Covenants would cause irreparable injury to Purchasers and that money damages would not provide an adequate remedy to Purchasers; and (iii) the right to money damages.

SECTION 5.15.     Payoff Letters. PEL and the Seller shall deliver, or cause to be delivered, customary payoff or similar documentation in form and substance reasonably acceptable to Purchasers (the “Payoff Letters”) with respect to the Closing Indebtedness identified on Section 2.02(c) of the Seller Disclosure Schedule at least two (2) Business Days prior to Closing, in each case, providing that, subject only to the payment of the amount specified in such Payoff Letter in accordance with the Initial Closing Statement, all outstanding obligations of the Operating Companies arising under or relating to such Closing Indebtedness (including guarantees in respect thereof) shall be repaid and extinguished in full and that upon receipt of such amount such person shall release its Liens and other security interests in, and shall file, or authorize the Operating Companies to file, Uniform Commercial Code termination statements, to the extent applicable, and such other documents necessary to release of record its Liens and other security interests in, the assets and properties of the Operating Companies.

SECTION 5.16.     Guaranty Subject to Article VII, Parent hereby irrevocably and unconditionally guarantees the prompt and full discharge by each Purchaser of all of its covenants, agreements, obligations and liabilities under this Agreement, including the due and punctual payment of all amounts which are or may become due and payable by each Purchaser hereunder when and as the same shall become due and payable in accordance with the terms and subject to the conditions set forth herein (collectively, the “Obligations”), subject to any defense such Purchaser may have to such Obligations (it being agreed that Parent shall be entitled to assert such defense on behalf of each such Purchaser). Parent acknowledges and agrees that, with respect to all Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against any Purchaser. If any Purchaser shall default in the due and punctual performance of any Obligations, including the full and timely payment of any amount due and payable pursuant to any Obligations, the Parent will forthwith perform or cause to be performed such Obligations and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

SECTION 5.17.     Post-Closing Services. From the date hereof until the Closing Date, PEL, the Seller and Purchasers and their respective Representatives and affiliates shall cooperate and work in good faith to identify any services and facilities that PEL, the Seller or their respective affiliates (other than any Operating Company) provided (or procured the provision of) with respect to the Acquired Business as of the date hereof and which Purchasers reasonably determine to be necessary or appropriate in order for the Acquired Business to continue to operate in substantially the same manner in which the Acquired Business operated prior to the date hereof. From the date hereof until the Closing, PEL, the Seller and the Purchasers shall, and shall cause their respective affiliates and Representatives to, use their respective reasonable best efforts, acting reasonably and in good faith, to enter into customary transition services arrangements as necessary or appropriate such that the Acquired Business shall continue to receive any such services or facilities in the same manner as to scope, service level (if applicable) and duration as was provided to the Acquired Business during the twelve (12)-month period prior to the date hereof; provided, that none of PEL, the Seller or their respective Representatives or affiliates shall have any obligation to enter into any such customary transition services arrangements with respect to the India Employee Transition.

SECTION 5.18.     Financing Cooperation. (a) PEL and the Seller shall use their respective commercially reasonable efforts to provide, and shall cause the Operating Companies to use their commercially reasonable efforts to provide, to Purchasers, at Purchasers’ sole expense, all cooperation reasonably requested in writing by Purchasers that is necessary, proper or advisable in connection with the arrangement of the Financing (including in connection with the Bridge Facility and one or more offerings of equity securities of Parent) to the extent customary in connection with the arrangement of debt or equity financing similar to the Financing, including:

(i)          as promptly as reasonably practicable, furnishing Purchasers with the Required Information;

(ii)         as promptly as reasonably practicable, informing Purchasers if to the Knowledge of Seller there exist any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP;

(iii)        to the extent reasonably determined by Purchasers or their respective Representatives to be necessary or advisable in connection with the Financing prior to the Closing, assisting in the preparation for and participating in the marketing efforts for the Financing (including a reasonable number of meetings, presentations, calls, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies) and assisting Purchasers in obtaining ratings in connection with the Bridge Facility; provided that only the employees and Representatives of PEL, Seller and their respective affiliates set forth on Section 5.18(a) of the Seller Disclosure Schedule shall participate in any such meetings, calls, road shows or presentations;

(iv)       reasonably assisting Purchasers and the Financing Sources with the preparation of bank information memoranda, lender presentations, investor presentations, offering documents, rating agency presentations and similar documents required in connection with the Financing, including reviewing and commenting on Purchaser’s draft of a business description with respect to the Operating Companies to be included in marketing materials; provided that any such memoranda, documents or presentations would not be issued by PEL, the Seller or their respective affiliates and shall contain disclosure and financial statements with respect to the Acquired Business reflecting Purchasers or their respective affiliates as the obligor;

(v)        using commercially reasonable efforts to cause its independent auditors to provide, consistent with customary practice, (A) reasonable assistance to Purchasers in connection with the Financing, including in Purchasers’ preparation of pro forma financial statements and information, (B) consents customary for financings similar to the Financing (including consents of auditors for use of their reports in any materials relating to the Financing) and (C) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Operating Companies as reasonably requested by Purchasers or as necessary or customary for financings similar to the Financing (including any SEC-registered offering of equity securities);

(vi)       reasonably assisting Purchasers in connection with the preparation of pro forma financial information and pro forma financial statements to the extent necessary or reasonably required in connection with the Financing; provided that none of PEL, the Seller or any of the Operating Companies shall be required to actually prepare or be responsible for any such pro forma financial information or provide any information or assistance relating to Purchasers or their respective affiliates, any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing; and

(vii)      providing, (A) customary authorization letters to the Financing Sources authorizing the distribution of information to prospective investors and/or lenders, subject to customary confidentiality provisions, and containing customary representations on behalf of the Operating Companies to the Financing Sources consistent with the Commitment Letter, including that the public side versions of such documents do not include material non-public information about PEL, the Seller or the Operating Companies or their securities and the accuracy of the information contained in the disclosure and marketing materials with respect to PEL, the Seller or the Operating Companies related to the Financing; provided, that PEL and the Seller are given a reasonable opportunity prior to execution to review and provide comments on such authorization letters and such information distributed to prospective investors and/or lenders in connection therewith and (B) all documentation and other information about the Seller and the Operating Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent reasonably requested by Purchasers in writing reasonably in advance of the Closing, and in any case, at least ten (10) Business Days prior to the Closing Date;

Notwithstanding the foregoing or any other provision to the contrary in this Agreement, neither the Seller nor the Operating Companies shall be required to provide cooperation under this Section 5.18 that: (A) unreasonably interferes with the ongoing business of the Operating Companies; (B) results in any Operating Company incurring any liability with respect to any matters relating to the Financing prior to the Closing (other than in respect of the authorization letters contemplated by Section 5.18(a)(vii) above), (C) causes any representation or warranty in this Agreement or to be breached; or (D) causes any closing condition set forth in Article VI to fail to be satisfied or otherwise causes the breach of this Agreement. Furthermore, PEL, the Seller and its affiliates shall not be required to provide any further financial statements other than the Required Information, nor be required to provide any updates to such financial statements (unless (y) to the Knowledge of the Seller, such financial statements contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (z) any facts of the type described in Section 5.18(a)(ii) above exist) nor be required to provide any other information (financial or otherwise) other than as contemplated by Section 5.18(a) above and Section 5.18(f) below.

(b)          The Seller and PEL on behalf of the Operating Companies hereby consent to the reasonable use of the Operating Companies’ logos in connection with the Financing; provided, that such logos are used in a manner that is not intended to harm or disparage the Operating Companies’ reputation or goodwill.

(c)          In no event shall PEL, the Seller or the Operating Companies be required to pay any commitment or similar fee that is not contingent upon and due on or after the Closing or incur any Liability (including due to any act or omission by PEL, the Seller or the Operating Companies or any of their respective representatives) or expense in connection with assisting Purchasers in arranging the Financing in the event the Closing does not occur, other than any Liability that arose out of the fraud or willful misconduct of the Operating Companies or their representatives or directly resulted from the breach of any of the material obligations of the Operating Companies under this Agreement. Purchasers shall (i) from and after the Closing, promptly upon request by PEL or the Seller, reimburse PEL or the Seller for all reasonable and documented out-of-pocket costs and expenses incurred in good faith by PEL or the Seller in connection with such cooperation, and (ii) promptly after the termination of this Agreement pursuant to Section 7.01, upon request by PEL, the Seller or the Operating Companies reimburse PEL, the Seller or the Operating Companies for all reasonable and documented out-of-pocket costs and expenses incurred in good faith by PEL, the Seller or the Operating Companies in connection with such cooperation. Purchasers acknowledge and agree that, in the event that this Agreement is terminated pursuant to Section 7.01, none of PEL, the Seller, any Operating Company nor their respective representatives and affiliates shall have any responsibility for, or incur any Liability to any person under, any financing that Purchasers may raise in connection with the transactions contemplated by this Agreement, and Purchasers hereby agree to indemnify and hold harmless PEL, the Seller, the Operating Companies, and their affiliates and representatives from and against any and all Losses suffered or incurred by them in connection therewith, except, in each case, to the extent such Loss (i) arose out of or resulted from the fraud or willful misconduct of PEL, the Seller, the Operating Companies or their representatives, (ii) directly resulted from the breach of any of the material obligations of PEL, the Seller or any Operating Company under this Agreement, (iii) directly resulted from any information furnished by PEL or the Seller under this Agreement that is inaccurate or misleading or (iv) were agreed to in a settlement without the written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) with the arrangement of the Financing.

(d)          For purposes of this Agreement, the following terms have the meanings set forth below:

(i)          “2019 Audited Financial Statements” means the audited financial statements of the Operating Companies as of the end of, and for, the fiscal year ending December 31, 2019, consisting of the balance sheets as of the end of such fiscal year and the related statements of income, comprehensive income, equity and cash flows for such fiscal year, in each case accompanied by a report satisfying the requirements of Regulation S-X under the Securities Act of the independent registered public accounting firm for the Operating Companies.

(ii)         “Bridge Facility” shall have the meaning set forth in the Commitment Letter.

(iii)        “Commitment Letter” means that certain executed commitment letter and fee letter between one or more of the Purchasers and the financial institutions identified therein dated on or about the date hereof in connection with the debt financing being pursued by Purchasers in connection with the transactions contemplated by this Agreement, and any amendment, restatement, replacement or substitution therefor (in whole or in part) entered into by one or more of the Purchaser or any of their respective affiliates.

(iv)        “Financing” means (A) Purchasers’ debt financing (including borrowings under the Bridge Facility and any take-out financing) being pursued by Purchasers in connection with the transactions contemplated by this Agreement, as contemplated by the Commitment Letter and (B) any equity financing being pursued by Purchasers or their affiliates to obtain proceeds to be used in connection with the transactions contemplated by this Agreement.

(v)         “Financing Parties” means the Financing Sources that are party to the Commitment Letter.

(vi)        “Financing Sources” means any person that (A) has committed to provide the Financing, including the financial institutions party to the Commitment Letter, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto or (B) may participate as an investor in any equity financing pursued by the Purchasers or their affiliates prior to the Closing Date, in each case together with their respective affiliates and their and their respective affiliates’ officers, directors, partners, members, managers, employees, agents and representatives and their respective permitted successors and assigns.

(vii)       “Required Information” means the Financial Statements and the 2019 Audited Financial Statements.

(e)           A true, complete and correct copy of each executed Commitment Letter (including (i) all exhibits, schedules, annexes and amendments thereto and (ii) any associated fee letter in redacted form (none of which redactions, which relate only to fee amounts, fee percentages, basis points of compensation therein and the pricing and other economic terms of the “market flex” provisions, would affect the amount, conditionality, enforceability, availability or termination of the Financing)) as of the date of this Agreement has been provided to the Seller.

(f)          The Seller will (A) use their reasonable best efforts to deliver to Purchasers the 2019 Audited Financial Statements on (or prior to) February 28, 2020, (B) in the event that Closing has not occurred prior to March 30, 2020, the Seller shall deliver to Purchasers the 2019 Audited Financial Statements on (or prior to) March 30, 2020, and (C) in the event that Closing occurs prior to March 30, 2020 and the 2019 Audited Financial Statements have not been delivered by the Closing Date, the Seller shall (x) direct the independent registered public accounting firm for the Operating Companies to complete their work in respect of the 2019 Audited Financial Statements in such a manner and on a timetable consistent with a completion of such audit by March 30, 2020 and (y) work together with the Purchasers in good faith, between the Closing Date and March 30, 2020, to allow Purchasers and such independent registered public accounting firm to complete such audit on or prior to March 30, 2020.

SECTION 5.19.     Shares on Trust. For so long as the Seller remains the registered holder of any of the Equity Interests of DRG U.K. after Closing, the Seller shall:

(a)          hold such Equity Interests of DRG U.K. and all dividends or distributions (whether of income or capital) in respect of them, and all other rights arising out of or in connection with them, on trust for the U.K. Purchaser; and

(b)          at all times deal with and dispose of such Equity Interests of DRG U.K., and all such dividends, distributions and rights, as the U.K. Purchaser directs pursuant to lawful written instructions to the Seller.

Article VI

CONDITIONS TO CLOSING

SECTION 6.01.     Conditions to Each Party’s Obligation. The obligations of Parent, the Purchasers, PEL and the Seller to consummate the Closing are subject to the satisfaction (or waiver by Parent and the Seller) at or prior to the Closing of the following conditions:

(a)          Any waiting period under the HSR Act shall have expired or been terminated without the imposition of any Burdensome Condition.

(b)          No applicable Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any applicable Law or preliminary or permanent injunction or order, in each case which is in effect and which prohibits, enjoins or otherwise restrains the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)          The transactions contemplated by the Indian Share Purchase Agreement shall be consummated substantially concurrently with the Closing.

SECTION 6.02.     Conditions to Obligation of Parent and Purchasers. The obligations of Parent and the Purchasers to consummate the Closing are subject to the satisfaction (or waiver, to the extent permitted by applicable Law, by Parent) at or prior to the Closing of the following conditions:

(a)          (i) Each of the representations and warranties of the Seller set forth in this Agreement (other than as set forth in clause (ii) of this Section 6.02(a) shall be true and correct on and as of the date of this Agreement and at the Closing without regard to any materiality, “material adverse effect” or similar qualifiers contained therein (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct on and as of such particular date without regard to any materiality, “material adverse effect” or similar qualifier contained therein), except where the failure of any of such representations and warranties of Seller to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (ii) each of the Seller Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and at the Closing without regard to any materiality, “material adverse effect” or similar qualifiers contained therein (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct on and as of such particular date without regard to any materiality, “material adverse effect” or similar qualifier contained therein).

(b)          PEL and the Seller shall have performed or complied with or caused to be performed or complied with, in all material respects, those obligations and covenants required by this Agreement to be performed or complied with by PEL and the Seller at or prior to the Closing.

(c)          The Purchasers shall have received a certificate signed by an authorized officer of PEL and the Seller as to the satisfaction of each of the conditions set forth in Section 6.02(a) and Section 6.02(b).

(d)          Since the date hereof, there has occurred no fact, event or circumstance which has had or would reasonably be expected to have a Material Adverse Effect.

(e)          The PEL Shareholder Approval shall have been obtained and the Purchaser shall have received documentation evidencing the PEL Shareholder Approval.

(f)          The Voting Agreement shall be in full force and effect and all persons party thereto shall have performed or complied in all material respects with all covenants, agreements and obligations required by the Voting Agreement to be performed or complied with by such persons on or before the Closing Date.

SECTION 6.03.     Conditions to Obligation of the Seller and PEL. The obligation of the Seller and PEL to consummate the Closing is subject to the satisfaction (or waiver, to the extent permitted by applicable Law, by the Seller) on or prior to the Closing Date of the following conditions:

(a)          (i) The representations and warranties of Parent and the Purchasers set forth in this Agreement (other than as set forth in clause (ii) of this Section 6.03(a)) shall be true and correct at the Closing without regard to any materiality, “material adverse effect” or similar qualifiers contained therein (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct on and as of such particular date without regard to any materiality qualifier contained therein), except where the failure of any of such representations and warranties of the Purchasers to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect, and (ii) each of the Purchaser Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and at the Closing without regard to any materiality, “material adverse effect” or similar qualifiers contained therein (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct on and as of such particular date without regard to any materiality, “material adverse effect” or similar qualifier contained therein).

(b)          Parent and the Purchasers shall have performed or complied with or caused to be performed or complied with, in all material respects, those obligations and covenants required by this Agreement to be performed or complied with by Parent or the Purchasers at or prior to the Closing.

(c)          The Seller shall have received a certificate signed by an authorized officer of Parent and each Purchaser as to the satisfaction of each of the conditions set forth in Section 6.03(a) and Section 6.03(b).

Article VII

Termination

SECTION 7.01.     Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)          by mutual written consent of PEL, the Seller and Parent; or

(b)          by either PEL or Seller, on the one hand, or Parent, on the other hand:

(i)            if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any Governmental Entity having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the proximate cause of the issuance of such non-appealable final order, decree or judgment; or

(ii)           if the Closing does not occur on or prior to May 16, 2020 (the “End Date”); provided, however, that (A) the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose breach of any of its obligations under this Agreement, including the obligations of the Purchasers, PEL or the Seller under Section 5.04, has been the proximate cause of the failure of the Closing to have occurred on or before the End Date and (B) Purchasers shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) during the pendency of any proceeding brought by the Seller for specific performance pursuant to Section 10.14 of Purchasers’ obligation to consummate the Closing, including payment of the Initial Closing Cash Consideration and the Deferred Cash Consideration to the Seller; or

(c)          by Parent if the Seller or PEL shall have breached or failed to perform any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.01 or 6.02 and (ii) either (A) cannot be cured by the Seller or PEL by the End Date or (B) if capable of being cured, then shall not have been cured by the earlier of (I) the 20th day following receipt by the Seller of written notice of such breach or failure to perform from Purchasers or (II) the date that is three Business Days prior to the End Date; provided, however, that Purchasers shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Parent or any Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to the Closing set forth in Sections 6.01 or 6.03 not being satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied was proximately caused by a breach by the Seller or PEL of its representations, warranties, covenants or agreements contained in this Agreement); or

(d)          by the Seller if any Purchaser or Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.01 or 6.03 and (ii) either (A) cannot be cured by the Purchasers or Parent by the End Date or (B) if capable of being cured, then shall not have been cured by the earlier of (I) the 20th day following receipt by Parent of written notice of such breach or failure to perform from the Seller or (II) the date that is three Business Days prior to the End Date; provided, however, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if PEL or the Seller is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to the Closing set forth in Sections 6.01 or 6.02 not being satisfied (other than those conditions that (x) by their terms are to be satisfied at the Closing or (y) the failure of which to be satisfied was proximately caused by a breach by Parent or any Purchaser of its representations, warranties, covenants or agreements contained in this Agreement).

SECTION 7.02.     Effect of Termination.

(a)          In the event of termination by the Seller, PEL or Parent pursuant to Section 7.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.03(a) (Confidentiality), Section 5.06 (Publicity), this Article VII (Termination), Section 10.03 (Expenses), Section 10.04 (Notices), Section 10.05 (Interpretation; Certain Definitions), Section 10.09 (Governing Law), Section 10.10 (Jurisdiction), Section 10.11 (Service of Process) and Section 10.12 (Waiver of Jury Trial), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, the Purchasers, PEL or the Seller or their respective affiliates or Representatives or Financing Sources, except as liability may exist pursuant to the sections specified in this Section 7.02(a) that survive such termination or pursuant to Section 7.02(c) or Section 7.02(d).

(b)          If the transactions contemplated by this Agreement are terminated as provided herein (i) the Purchasers promptly shall, at the written request of the Seller, and shall cause each of its affiliates and Representatives to, return to the Seller or destroy (such return or destruction to be at Purchasers’ election and confirmed in writing by Purchasers to the Seller), all documents and other material received from the Seller or any of its affiliates or Representatives relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; (ii) PEL and the Seller promptly shall, at the written request of Purchasers, and shall cause each of their respective affiliates and Representatives to, return to the Purchasers or destroy (such return or destruction to be at the Seller’s election and to be confirmed in writing by the Seller to the Purchasers), all documents and other material received from Purchasers or any of their respective affiliates or Representatives relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; (iii) all information received by Purchasers or their respective affiliates or Representatives with respect to the businesses of the Seller and its affiliates (including the Operating Companies) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement; and (iv) all information received by PEL, the Seller or their respective affiliates or Representatives with respect to the businesses of Parent and Purchasers and their respective affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c)            Nothing in this Agreement shall be deemed to release any party hereto from Losses resulting from any Willful Breach of this Agreement or Fraud by such party (or, in the case of the Seller, of the Operating Companies) of this Agreement, or prevent PEL, the Seller or the Operating Companies from enforcing any guaranty of the Obligations in circumstances under which such guaranty may be enforced pursuant to Section 5.16, and the rights of the parties hereto to pursue all remedies for any such Willful Breach or Fraud will survive such termination unimpaired.

(d)            In the event that (i) PEL, the Seller or any of their respective controlled affiliates breaches Section 5.05 or (ii) any member of the Piramal Promotor Group breaches its obligations pursuant to the Voting Agreement, and in either case this Agreement is terminated (A) by Parent pursuant to Section 7.01(c) or Section 7.01(b)(ii) at a time where Parent was entitled to terminate this Agreement pursuant to Section 7.01(c) or (B) the Seller at a time where Parent was entitled to terminate this Agreement pursuant to Section 7.01(c) (unless at such time the Seller was also entitled to terminate this Agreement pursuant to Section 7.01(d)), then within two (2) Business Days of any such termination PEL or the Seller shall pay to Parent (or a designated affiliate of Parent), by wire transfer of immediately available funds, the amount of $5,000,000 as reimbursement for the costs, fees and expenses incurred by Purchasers and their respective affiliates in connection with this Agreement and the transactions contemplated by this Agreement (the “Purchaser Expense Reimbursement Payment”). To the extent that the payment, if any, of the Purchaser Expense Reimbursement Payment to any Purchaser (or any of its affiliates) pursuant to Section 7.02(d) is subject to a deduction or withholding on account of Taxes, then the amount payable to such Purchaser pursuant to Section 7.02(d) shall, after such deduction or withholding, be equal to the amount that would have been paid to the Purchaser in the absence of such deduction of withholding. Notwithstanding any other provision in this Agreement, any sum payable by PEL or the Seller pursuant to this Section 7.02(d) shall be exclusive of any VAT and accordingly PEL or the Seller shall, in addition to the sum payable, pay an amount equal to any applicable VAT, subject (where applicable) to the receipt of an invoice from the payee in respect of such VAT. It is agreed that the Purchaser Expense Reimbursement Payment is not a penalty or termination fee, but rather is liquidated damages in a reasonable amount that will compensate the Purchaser and their respective affiliates in the circumstances in which such Purchaser Expense Reimbursement is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the other Ancillary Agreements and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Each party agrees that the agreements contained in this Section 7.02(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

Article VIII

Indemnification; SURVIVAL

SECTION 8.01.     Indemnification by the Seller and PEL. Subject to the applicable survival periods set forth in Section 8.08 and the other limitations set forth in this Article VIII, from and after the Closing, the Seller and PEL, jointly and severally, on their own behalf and on behalf of their respective successors, executors, administrators, estate, heirs and assigns (collectively, for the purposes of this Section 8.01, the “Seller Indemnifying Parties”, and each individually, a “Seller Indemnifying Party”) shall indemnify Parent and the Purchasers and Parent’s and the Purchasers’ directors, managers, officers, employees, affiliates (including, after the Closing, the Operating Companies), direct and indirect partners, equityholders, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnitees”) from and against any Losses of Purchaser Indemnitees arising out of, or by reason of:

(a)          any breach by the Operating Companies, PEL or the Seller of any of the representations and warranties of the Seller or PEL set forth in this Agreement or any representations or warranties in Article III of the Indian Share Purchase Agreement, other than representations and warranties with respect to Taxes pursuant to Section 3.13;

(b)          any breach of any covenant made by the Seller, the Operating Companies or PEL under this Agreement or the other Ancillary Agreements, other than pursuant to Section  5.01(a)(xxii);

(c)          any Liabilities arising from, in connection with or resulting from any businesses, assets or operations of PEL, the Seller or any of their respective affiliates other than the Acquired Business;

(d)          any Liabilities arising from, in connection with or resulting from the Contract set forth on Section 8.01(d) of the Seller Disclosure Schedule; and

(e)          Fraud by the Seller, an Operating Company or PEL prior to Closing in connection with the transactions contemplated by this Agreement.

For the avoidance of doubt, this Section 8.01 shall not apply with respect to any matter relating to Taxes, indemnification in respect of which is governed by Article IX.

SECTION 8.02.     Indemnification by Purchasers. Subject to the applicable survival periods set forth in Section 8.08 and the other limitations set forth in this Article VIII, from and after the Closing, Purchasers, jointly and severally, on their own behalf and on behalf of their respective successors, executors, administrators, estate, heirs and assigns (collectively, the “Purchaser Indemnifying Parties”), shall indemnify PEL, the Seller and their respective directors, managers, officers, employees, affiliates, direct and indirect partners, equityholders, agents, attorneys, representatives, successors and assigns (collectively, the “Seller Indemnitees”) from and against any Losses of Seller Indemnitees arising out of, or by reason of:

(a)          any breach by Parent or Purchaser of any of the representations or warranties of Purchaser set forth in this Agreement;

(b)          any breach by Parent or Purchaser of any covenant or agreement made by Parent or Purchaser to be performed by it hereunder or the Ancillary Agreements; and

(c)          any Liabilities arising from, in connection with or resulting from the Acquired Business.

SECTION 8.03.     Indemnification Procedures.

(a)          If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 8.01 or Section 8.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall reasonably promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim (or such earlier period as reasonably requested based on the circumstances) to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party's choice; provided, that, notwithstanding any provision to the contrary, the Indemnifying Party shall not be entitled to assume or control such defense, appeal or settlement proceedings if (i) the Indemnified Party has been advised by counsel that an actual or potential conflict of interest exists between the Indemnified Party and the Indemnifying Party in connection with the defense of such Third Party Claim, (ii) the Indemnifying Party does not acknowledge that it would have an indemnity obligation for the Losses resulting from such Third Party Claim (in its good faith determination based on the information then available to it at such time) as provided under this Article VIII within twenty (20) days of receipt of notice of such Third Party Claim, (iii) the Third Party Claim involves any criminal Proceeding, (iv) any remedy sought in the Third Party Claim is an injunction or equitable relief against the Indemnified Parties or any of its affiliates or (v) the Indemnifying Party has failed or is failing to prosecute or defend the Third Party Claim in good faith. Unless and until the Indemnifying Party has agreed to fully indemnify the Indemnified Party, the Indemnified Party shall control the claim and the Indemnifying Party shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party. Notwithstanding any provisions to the contrary in this Agreement, so long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim, (ii) the Indemnifying Party will not admit any liability, file any papers or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnified Party (such consent not be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party. If the Indemnified Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, the Indemnified Party shall consult with the Indemnifying Party and keep the Indemnifying Party reasonably apprised of the progress of the defense, appeal or settlement proceedings of such Third Party Claim. The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party with respect to such Third Party Claim or to which settlement the Indemnified Party consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). As to any Third Party Claim with respect to which the Indemnifying Party does not or cannot elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in (but not control) such defense, appeal or settlement proceedings at its cost and expense. The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties will give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b)          An Indemnified Party shall give the Indemnifying Party written notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement that does not involve a Third Party Claim, within 30 days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(c)          For the avoidance of doubt, the provisions of Sections 8.03(a) and 8.03(b) shall not apply to or with respect to any Tax Proceeding.

SECTION 8.04.     Limitations on Indemnification.

(a)          Notwithstanding anything to the contrary contained in this Agreement:

(i)           subject to the provisions of the following clause (iv), the Seller Indemnifying Parties’ and the Purchaser Indemnifying Parties’ aggregate maximum liability under Section 8.01(a) and Section 8.01(b) or Section 8.02(a), as applicable, shall not exceed the amount of the Closing Cash Consideration, except in the case of Fraud;

(ii)          the Seller Indemnitees and the Purchaser Indemnitees shall not be entitled to indemnification for any Losses pursuant to Section 8.01(a) or Section 8.02(a), as applicable, until the aggregate amount of the Losses arising out of or relating to any breach (or series of related breaches) exceeds $100,000 (the “Per Claim Threshold”), and the aggregate amount of all Losses in respect of any breach (or series of related breaches) that exceed the Per Claim Threshold exceed, on a cumulative basis, the amount of $7,125,000 (the “Indemnification Deductible”), in which case the Seller Indemnitees or Purchaser Indemnitees, as applicable, shall be entitled to indemnification for any Losses pursuant to Section 8.01(a), or Section 8.02(a), as applicable, that exceed the Indemnification Deductible; provided that the Per Claim Threshold and Indemnification Deductible shall not apply to any Losses with respect to any breach of the Seller Fundamental Representations or Purchaser Fundamental Representations, as applicable;

(iii)         the Purchaser Indemnitees shall not be entitled to indemnification for any Losses pursuant to Section 8.01(b) (only with respect to any breach of Section 5.01) until the aggregate amount of the Losses arising out of or relating to any breach (or series of related breaches) exceeds the Per Claim Threshold;

(iv)         the Seller Indemnifying Parties’ and the Purchaser Indemnifying Parties’ aggregate maximum liability under Section 8.01(a) or Section 8.02(a), as applicable, other than with respect to any breach of the Seller Fundamental Representations or the Purchaser Fundamental Representations, as applicable, shall not exceed the Indemnification Cap;

(v)          without limiting the foregoing clause (iv), the Purchaser Indemnitees’ first source of satisfaction for claims under Section 8.01(a), other than with respect to any breach of the Seller Fundamental Representations, shall be to recover the amount of such indemnifiable Losses by reducing the amount of shares of Parent Common Stock to be issued to PEL in accordance with the provisions of Section 2.05 and no Purchaser Indemnitee shall be able to collect from the Seller Indemnifying Parties in respect of such claims until the entire amount of the Maximum Stock Consideration is exhausted;

(vi)         to prevent duplicate recovery, the Seller and PEL shall not have any liability under this Article VIII for any otherwise indemnifiable Loss to the extent such item was taken into account in determining the Closing Cash Consideration under Section 2.03; and

(vii)        no party shall be liable for any Loss pursuant to this Article VIII to the extent arising from any Law not in force on the date hereof or any change in Law which takes effect retroactively.

SECTION 8.05.     Calculation of Indemnity Payments.

(a)          The amount of any Loss for which indemnification is provided under this Article VIII or Article IX shall be (i) net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Loss to prevent duplicative recovery (net of any expenses incurred to recover such amounts and any resulting increase in premiums) and (ii) reduced to take account of any net cash Tax benefit actually realized by the Indemnified Party in the taxable year of the incurrence or payment of any such Loss or any prior year (calculated by computing the amount of Taxes on a with and without basis).

(b)          The Indemnified Parties shall use its commercially reasonable efforts to seek to recover any insurance proceeds as a result of any matter giving rise to an indemnification claim of the Indemnified Parties against the Indemnifying Party. If an Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article VIII, then the Indemnified Party shall (solely to prevent duplicative recovery) promptly remit to the Indemnifying Party the excess (if any) of (i) (A) the amount paid by the Indemnifying Party in respect of such Losses (net of any expenses incurred to recover such amounts and any resulting increase in premiums) plus (B) the amount received by the Indemnified Party in respect thereof over (ii) the full amount of the Losses.

(c)          Each party shall, and shall cause its respective affiliates to, use commercially reasonable efforts to mitigate any Loss indemnifiable hereunder to the extent required by applicable Law upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter, solely to prevent duplicative recovery.

(d)          For purposes of determining the existence of, and the amount of Losses arising from, a breach of or inaccuracy in any representation or warranty of the Operating Companies, PEL or the Seller in this Agreement (other than any representations or warranties in Section 3.07(b) of this Agreement) or the Indian Share Purchase Agreement, any limitations or qualifications as to materiality, “material adverse effect” or similar qualifiers set forth in such representation or warranty shall be disregarded.

SECTION 8.06.     Exclusivity. Subject to (and without limiting the effects of) the terms of Section 10.09 and Section 10.10, from and after Closing, except with respect to matters covered by Section 2.03, Section 2.05, Fraud and Tax matters (other than Tax matters related to any breach of Section 3.15 or Section 5.12), which shall be governed solely by Article IX, the remedies provided in this Article VIII and in Section 10.14 shall constitute the sole and exclusive remedies available to any party hereto with respect to any claim relating to this Agreement or the Indian Share Purchase Agreement or the transactions contemplated hereby and thereby and the facts and circumstances relating and pertaining hereto and thereto (whether any such claim shall be made in contract, breach of warranty, tort or otherwise). In furtherance of the foregoing, except as set forth in the immediately preceding sentence, the Seller, PEL, Parent and the Purchasers hereby waive, from and after the Closing, any and all rights, claims and causes of action whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise that PEL, the Seller, the Purchasers or any other Seller Indemnitee or Purchaser Indemnitee may have against the other party or any of their respective affiliates, arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII, the indemnification obligations set forth in Article IX, any remedies for Fraud, remedies pursuant to Section 2.03 for the matters set forth therein, and the remedies in Section 10.14. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein or in the Indian Share Purchase Agreement shall give rise to any right on the part of the Purchasers or Parent, on the one hand, or PEL or the Seller, on the other hand, after the consummation of the transactions contemplated by this Agreement or the Indian Share Purchase Agreement, to rescind this Agreement or any of the transactions contemplated hereby or thereby. No past, present or future Representative, incorporator, member, partner or stockholder of any party or any of its respective affiliates shall have any liability, whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise, for any obligations or liabilities of any party or any of its respective affiliates arising under, in connection with or related to this Agreement or the Indian Share Purchase Agreement or for any claim based on, in respect of or by reason of the Acquisition or the Acquisition (as defined in the Indian Share Purchase Agreement), including any alleged non-disclosure or misrepresentations made by any such persons, other than in the case of Fraud.

SECTION 8.07.     Tax Treatment of Indemnification. For all Tax purposes, Purchaser and the Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Cash Consideration unless otherwise required by applicable Law or good faith resolution of a Tax contest.

SECTION 8.08.     Survival. The representations and warranties contained in this Agreement (other than the representations and warranties set forth in Section 3.13, the survival of which shall be governed solely by Article IX), shall survive the Closing solely for purposes of Sections 8.01 and 8.02 and shall terminate at the close of business twelve (12) months following the Closing Date; provided that notwithstanding the foregoing, the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing solely for purposes of Sections 8.01 and 8.02 and shall terminate at the close of business three (3) years following the Closing Date. The covenants and agreements contained in this Agreement that contemplate performance prior to Closing shall survive the Closing and shall terminate at the close of business twelve (12) months following the Closing Date. The covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed. After the Closing, no party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time in accordance with Section 8.03. No Claim for indemnification under Sections 8.01 or Section 8.02 shall be commenced after the expiration of the applicable survival period, unless prior to the expiration of the applicable survival period notice of such Claim was given to the other party in accordance with Section 8.03 prior to the expiration of the applicable survival period.

SECTION 8.09.     Release. Each of PEL and the Seller (on behalf of itself and its successors, heirs and assigns) hereby agrees that effective as of the Closing, it and its affiliates, and it and its affiliates’ Representatives, shall not make any Claim of any sort, nature or description against Parent, Purchaser, the Operating Companies or any of their respective affiliates by reason of the fact that PEL or the Seller or any of their respective affiliates is or was an equity holder or manager of any Operating Company (whether such Claim is for Judgments, Losses, or otherwise, whether such Claim is pursuant to any statute, charter document, by-law, agreement, tort or otherwise, and whether such Claim is for compensatory damages, punitive damages or other relief in law, equity or otherwise). Each of PEL and the Seller hereby acknowledges and agrees (on behalf of itself and its successors, heirs and assigns) that effective at and after the Closing, it shall not have any Claim or right to contribution or indemnity from Purchaser, the Operating Companies or with respect to any amounts paid by it pursuant to this Agreement or otherwise. Effective at and after the Closing, each of PEL and the Seller, on behalf of itself and its successors, heirs and assigns, hereby irrevocably waives, releases and discharges the Operating Companies from any and all Liabilities to it of any kind or nature whatsoever, whether in the capacity as a direct or indirect equity holder or manager of any Operating Company or otherwise. Effective at or after the Closing, in no event shall the Operating Companies be responsible for any breaches of the representations, warranties, agreements or covenants of PEL or the Seller hereunder, and in any event neither PEL, the Seller nor any of their respective affiliates may seek contribution from the Operating Companies in respect of any payments required to be made by PEL or the Seller pursuant to this Agreement.

Article IX

Tax Matters

SECTION 9.01.     Transfer Taxes. Any Transfer Taxes incurred in connection with the entry into this Agreement or the Indian Share Purchase Agreement and the acquisition of the Operating Companies shall be paid by the Purchasers. The party required by applicable Law to file any Tax Return with respect to such Transfer Taxes shall prepare and file such Tax Return and pay any Transfer Tax reflected on such Tax Return. To the extent that any such Transfer Taxes are paid by the Seller or an affiliate of Seller, the Seller or such affiliate shall provide the Purchasers with a copy of the Tax Return reflecting such Transfer Tax and the Purchasers shall promptly reimburse the Seller for the amount of such Transfer Tax paid by the Seller.

SECTION 9.02.     Tax Returns.

(a)          The Seller and its affiliates shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of any Operating Company relating to Income Taxes in respect of a Pre-Closing Tax Period (other than Tax Returns in respect of a Straddle Tax Period) that are due after the Closing Date (“Pre-Closing Tax Returns”) and shall pay or, to the extent not paid directly by the Seller or one of its affiliates, shall reimburse the Purchasers or the Operating Companies, as appropriate, for all Taxes shown as due and payable on such Pre-Closing Tax Returns (to the extent such amounts are not reflected in the calculation of Closing Working Capital or Closing Indebtedness). All such Pre-Closing Tax Returns shall be prepared and filed in accordance with past practice unless required by applicable Law. The Seller shall provide the Parent with a copy of each Pre-Closing Tax Return no fewer than thirty days prior to its due date (including any extensions) for the Purchaser’s review and comment. The Seller shall reasonably consider in good faith any comments received in writing from the Parent within fifteen (15) days after such Pre-Closing Tax Return is provided to the Parent. In the event that the Seller does not agree with any comments so provided by the Parent, the Parties shall attempt in good faith to resolve such disagreement prior to filing. If the Parties are unable to resolve any dispute within ten (10) days, such Pre-Closing Tax Return shall be filed as prepared by the Seller and such dispute shall be resolved by a Tax Expert (as defined below), under the procedures set forth in Section 2.03(a)(ii) mutatis mutandis, which resolution shall be binding on the Parties. The fees and expenses of the Tax Expert shall be borne equally by the Purchasers and the Seller. To the extent so required by any resolution by the Tax Expert that occurs after the initial filing of a Pre-Closing Tax Return, an amended Pre-Closing Tax Return that reflects such resolution shall be filed.

(b)          The Purchasers shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns of any Operating Company in respect of a Pre-Closing Tax Period or any Straddle Tax Period that are due to be filed after the Closing Date (“Specified Tax Returns”); provided, however, that the Purchasers (i) shall not take any position on any such Specified Tax Returns that is inconsistent with the past practice of the Operating Companies, unless required by applicable Law and (ii) with respect to any Specified Tax Return relating to Income Taxes and any other material Specified Tax Return, shall submit any such Specified Tax Return to the Seller no fewer than thirty days prior to filing for the Seller’s review and comment. The Purchasers shall reasonably consider in good faith any comments received in writing from the Seller within 15 days after such Specified Tax Return is provided to the Seller. In the event that the Purchasers do not agree with any comments so provided by the Seller, the Parties shall attempt in good faith to resolve such disagreement prior to filing. If the Parties are unable to resolve any dispute within ten (10) days, such Specified Tax Return shall be filed as prepared by the Purchasers, and such dispute shall be resolved by a nationally recognized independent accounting firm to be mutually agreed upon by the Seller and the Purchasers (such agreed firm being the “Tax Expert”), under the procedures set forth in Section 2.03(a)(ii) mutatis mutandis, which resolution shall be binding on the Parties. The fees and expenses of the Tax Expert shall be borne equally by the Purchasers and the Seller. The Purchasers shall deliver to the Seller a copy of any Specified Tax Return prepared and filed in accordance with this Section 9.02(b), and the Seller shall pay the appropriate Purchaser the amount of any liability for Taxes shown on such Tax Return allocated to the Pre-Closing Tax Period determined in accordance with Section 9.03 (to the extent such Taxes are not reflected in the calculation of Closing Working Capital or Closing Indebtedness). To the extent so required by any resolution by the Tax Expert that occurs after the initial filing of a Specified Tax Return, the Purchasers shall file an amended Specified Tax Return that reflects such resolution.

(c)          The Purchasers and the Seller shall, and shall cause their respective affiliates to, cooperate in preparing any Tax Returns of any Operating Company. The Purchasers and the Seller shall, and shall cause their respective affiliates to, provide each other with any cooperation and information reasonably requested and in their possession (and shall cause any of their affiliates to provide such cooperation and information) for the purpose of filing any Tax Return (including any amended Tax Return or claim for refund), determining any Tax Asset (including any limitations on their respective utilization), determining a liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other Proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by any Taxing Authority. The Purchasers and the Seller shall, and shall cause each of their respective affiliates to, make itself and its employees reasonably available on a mutually convenient basis to provide such cooperation. Each of the Purchasers shall retain all Tax Returns, work papers and material records or other documents in its possession (or in the possession of one of its affiliates) relating to Tax matters for any Pre-Closing Tax Period until the expiration of the related applicable statute of limitations, including any extensions thereof plus 60 days. Any information obtained under this Section 9.02(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns (including furnishing information returns to other persons) or claims for refunds or the conduct of any audit or other Proceeding.

SECTION 9.03.     Straddle Tax Periods. For the purposes of determining the liability for Taxes of, or in respect of, or payable by, the Operating Companies or any of their assets or liabilities in respect of any Straddle Tax Period, the amount of any Taxes of the Operating Companies for such Straddle Tax Period which relate to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that any Taxes and any item (such as depreciation or amortization) determined on a periodic basis shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Tax Period beginning after the Closing Date by multiplying the amount of such Tax for the entire relevant Straddle Tax Period with a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Tax Period.

SECTION 9.04.     Tax Refunds. The Purchasers shall promptly pay to the Seller the amount of any refund in respect of any Pre-Closing Tax Period of Taxes of the Operating Companies that is received by the Purchasers or any of their respective affiliates (including the Operating Companies) directly credited against any liability for Taxes in respect of any Post-Closing Tax Period of any Operating Company or any of its affiliates after the Closing to the extent such refund is not reflected in the calculation of Closing Working Capital; provided, that the amount of any such refund required to by paid by the Purchasers shall be reduced (but not below zero) by (x) reasonable out-of-pocket expenses incurred by the Purchasers or their respective affiliates (including the Operating Companies) solely in connection with filing any claims for such refunds, (y) any Taxes actually incurred by any of the Operating Companies or their affiliates after the Closing as a result of the receipt or accrual of such refunds, and (z) in the case of DAIPL, any withholding or other Tax that is imposed on the distribution by DAIPL of the amount of such refund to Singapore Purchaser after the receipt of such refund.

SECTION 9.05.     Miscellaneous Tax Covenants.

(a)          None of the Purchasers or any of their affiliates shall, or shall permit any Operating Company to, commit any Purchaser Tax Act.

(b)          Prior to the Closing, PEL and the Seller shall terminate, or cause the termination of, all Tax Sharing Agreements to which any Operating Company is party.

(c)          Prior to Closing, PEL and the Seller shall take such actions as are necessary to cause the repayment, termination, or extinguishment of all outstanding intercompany loans between Millennium Research Group Inc. and DRG Holdco (or any of its subsidiaries) in such manner as determined by the Seller with the prior written approval of the Parent (not to be unreasonably withheld, delayed or conditioned).

(d)          Seller shall take the actions set forth on Section 9.05(d) of the Seller Disclosure Schedule.

SECTION 9.06.     Tax Indemnification.

(a)          The Seller Indemnifying Parties hereby indemnify each Purchaser Indemnitee against and agree to hold each Purchaser Indemnitee harmless from any Covered Tax and any liabilities, reasonable costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), Losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Covered Tax (together, a “Tax Loss”).

(b)          Any claim of any Purchaser Indemnitee under this Section 9.06 may be made and enforced by any of the Purchasers on behalf of such Purchaser Indemnitee.

(c)          The Seller Indemnifying Parties’ aggregate maximum liability under this Section 9.06, shall not exceed the amount of the Closing Cash Consideration.

(d)          For purposes of determining the amount of any Tax Losses arising from a breach of or inaccuracy in any representation, warranty, covenant or obligation with respect to any Operating Companies, any limitations or qualifications as to dollar amount or materiality (or similar concept) set forth in such representation, warranty, covenant or obligation shall be disregarded.

(e)          Notwithstanding any other provision of this Agreement, the provisions of Article VIII, other than those set forth in Section 8.05(a) and 8.07, shall not apply for purposes of this Section 9.06.

SECTION 9.07.     Tax Proceedings.

(a)          The Purchasers shall give written notice within ten (10) Business Days to the Seller of the assertion of any claim, or the commencement of any suit, audit, action or other proceeding by any Governmental Entity of any Tax or Tax Return in respect of a Pre-Closing Tax Period or that could otherwise reasonably be expected to result in a Covered Tax for which the Seller Indemnifying Parties would be liable pursuant to Section 9.06(a) (a “Tax Proceeding”) and shall promptly give the Seller such information with respect thereto as the Seller may reasonably request. Any failure by the Purchasers to provide such notice in the manner and time described in this Section 9.07(a) to the Seller shall relieve the Seller Indemnifying Parties of their indemnity obligations under Section 9.06 only to the extent that Seller Indemnifying Parties are actually prejudiced thereby.

(b)          The Seller shall have the right to elect to control and to assume the sole defense of any Tax Proceeding to the extent that it relates solely to a Tax or Tax Return in respect of a Pre-Closing Tax Period at its own expense; provided, that (A) the Seller shall not assume the defense of any such suit, action or proceeding if the Seller, on behalf of the Seller Indemnifying Parties, does not acknowledge that it would have an indemnity obligation for the Tax Losses resulting from such Tax Proceeding under this Article IX within twenty (20) days of receipt of notice pursuant to Section 9.06(a), (B) the Seller shall not, without Parent’s consent, which consent shall not be unreasonably withheld, conditioned or delayed, settle or otherwise compromise such Tax Proceeding if such settlement or compromise could result in an increase in the Tax liability of the Purchasers or any of their respective affiliates (including, after the Closing, any Operating Company), (C)  Parent and its affiliates shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by the Seller, (D) Parent may object to the Seller’s choice of counsel if such counsel would have an actual or potential conflict of interest representing any of the Purchasers or any of their affiliates in the Tax Proceeding, and (E) the Seller shall consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Proceeding.

(c)          The Purchasers shall assume the defense and control of any Tax Proceeding other than any Tax Proceeding of which the Seller has elected the defense and control pursuant to Section 9.07(b); provided, that (A) the Purchasers shall not, without the Seller’s consent, which consent shall not be unreasonably withheld, conditioned or delayed, settle or otherwise compromise such Tax Proceeding if such settlement or compromise would result in any Covered Tax for which the Seller Indemnifying Parties would be responsible, (B) the Seller shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Purchasers and (C) the Purchasers shall consult with the Seller upon the Purchasers’ reasonable request for such consultation from time to time with respect to any Tax Proceeding relating to a Covered Tax.

(d)          Without limiting any provision of this Section 9.07 hereof, the Seller, PEL, the Purchasers and each of their respective affiliates shall fully cooperate in the defense or prosecution of any Tax Proceeding.

(e)          The Purchaser Indemnitees may seek payment for the Tax Losses indemnifiable under this Article IX directly from the Seller Indemnifying Parties who shall be jointly and severally liable in the case of indemnifiable Tax Losses or other claims under this Article IX. Without limiting the foregoing, and without duplication, the Purchaser Indemnitees shall have the right to seek recovery for (all or any portion of) the Tax Losses indemnifiable under this Article IX in accordance with Section 2.05.

SECTION 9.08.     Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Article IX and the representations in Section 3.13 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

Article X

Miscellaneous

SECTION 10.01.     Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchasers or Parent, on the one hand, or PEL or the Seller, on the other hand, without the prior written consent of the Seller (in the case of Purchasers or Parent) or Parent (in the case of PEL or the Seller), as applicable; provided, that (a) any party may assign, without the consent of any other party, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to any of its respective affiliates (provided that PEL may not assign any of its rights to receive the Stock Consideration except and until such assignee provides Purchaser with reasonable documentation of its ability to make, and has made, the representations and warranties of the Seller pursuant to Sections 3.26 and 3.27) and (b) Purchaser may assign, without the consent of any other party, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to any successor in interest to all or substantially all of the Operating Companies or their business (provided that, in the case of each of clause (a) and clause (b), no such assignment shall relieve such party of its obligations hereunder). Subject to the first sentence of this Section 10.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 10.01 shall be null and void.

SECTION 10.02.     No Third-Party Beneficiaries. Except (a) with respect to the Financing Sources, which shall be third party beneficiaries of, and entitled to enforce, Section 7.02, Section 10.02, Section 10.10(b), Section 10.11, Section 10.12 and Section 10.13 (collectively, the “Financing Sources Provisions”) and (b) with respect to Section 10.14, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

SECTION 10.03.     Expenses. Each of the parties shall pay its own legal, investment banking, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein. The Seller shall pay any fees and expenses of the Operating Companies incurred in connection with preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, (i) the Purchasers, on the one hand, and the Seller and PEL, on the other hand, shall each be responsible for fifty percent (50%) of (A) any filing fees related to compliance with the applicable requirements of the HSR Act, in each case as set forth in Section 5.04, and (B) any costs and expenses of the Escrow Agent, and (ii) any fees of the Independent Expert shall be borne by the parties as provided in Section 2.03(a)(ii).

SECTION 10.04.     Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered personally to the intended recipient, (b) three Business Days following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party, and (c) upon the earlier of (i) with confirmation of receipt or (ii) one Business Day following sending by e-mail transmission:

(i)           if to the Seller,

PEL – DRG Dutch Holdco B.V

Address: Rouboslaan 32 (Ground Floor), 2252 TR Voorschoten, The Netherlands

Attention: Mr Varun Agarwal

Email: varun.agarwal@piramal.com

Legal.department@piramal.com

with a copy to (which shall not constitute notice):

Piramal Enterprises Limited

Address: Piramal Enterprises Limited

10th floor, Piramal Tower, Peninsula Corporate Park,

Ganpatrao Kadam Marg,

Lower Parel, Mumbai 400013

Attention: Mr S.K. Honnesh, Group General Counsel

Email: sk.honnesh@piramal.com

and

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001

Attention: Ralph Voltmer; Scott Naturman

Email: rvoltmer@cov.com; snaturman@cov.com

(ii)          if to Purchaser,

Clarivate Analytics Plc

160 Blackfriars Road

London SE1 8EZ, U.K.

Attention: Steve Hartman

Email: stephen.hartman@Clarivate.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Daniel Brass

Facsimile: (212) 701-5153

Email: daniel.brass@davispolk.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 10.04.

SECTION 10.05.     Interpretation; Certain Definitions. (a) No reference to or disclosure of any matter or item in this Agreement or in the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, shall be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. All Exhibits annexed hereto or referred to herein, and the Seller Disclosure Schedule and Purchaser Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, or in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. “Including” (and, with correlative meaning, “include”) means including, without limiting the generality of any description preceding or succeeding such term, and the rule of ejusdem generis will not be applicable to limit a general statement preceded, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned. The descriptive headings of the several Articles and Sections of this Agreement, the Table of Contents to this Agreement and the Seller Disclosure Schedule and Purchaser Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles,” “Sections,” “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections of this Agreement or Exhibits or Schedules hereto unless otherwise indicated. The terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. Except where the context otherwise requires, wherever used, the word “or” is used in the inclusive sense (and/or). To extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, this Agreement shall control with respect to all matters.

(b)            For all purposes hereof:

“affiliate” means, with respect to any party, any person controlling, controlled by or under common control with such party. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Ancillary Agreements” means the Escrow Agreement, the Voting Agreement, the Indian Share Purchase Agreement, the and each other agreement, certificate and instrument to be executed and delivered by the Seller, PEL, Parent or any Purchaser, as applicable, in connection with this Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any third party offer or proposal relating to, or any third party indication of interest in, in a single transaction or a series of related transactions, (i) any acquisition or purchase, direct or indirect, of assets representing 15% or more of the consolidated assets of the Acquired Business or any equity or voting securities of any Operating Company, (ii) any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning any equity or voting securities of any Operating Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving any Operating Company.

“Board of Directors” means the board of directors of PEL.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City or Mumbai, India.

“Cash Consideration” means an amount of cash equal to the sum of the Closing Cash Consideration and the Deferred Cash Consideration.

“Claim” means any claims, demands, actions, suits, government orders and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Closing Cash” means, as of 11:59 p.m. (New York time) on the day before the Closing Date, the aggregate amount of the Operating Companies’ cash, cash equivalents and investments with a maturity of less than thirty (30) days, in each case on hand or in bank or other accounts, and any accrued and unpaid interest thereon, net of outstanding checks and overdrafts, but excluding any Restricted Cash; provided, however, that Closing Cash shall be reduced by the amount of any withholding or other Taxes, if any, that would be imposed on the distribution by MRG of an amount equal to the amount of Closing Cash held by MRG (before giving effect to this proviso) to Canada Purchaser and then by Canada Purchaser to UK Purchaser immediately after Closing (it being understood that Seller, at its option, may cause MRG to distribute, prior to Closing, to Seller any cash that otherwise would have constituted Closing Cash if not so distributed).

“Closing Indebtedness” means any Indebtedness of the Operating Companies outstanding as of 11:59 p.m. (New York time) on the day before the Closing Date.

“Closing Working Capital” means Working Capital as of 11:59 p.m. (New York time). on the day before the Closing Date.

“Company Board Recommendation” means the Board of Directors (i) determining that this Agreement and the transactions contemplated hereby, including the Acquisition, are fair to and in the best interests of PEL and the PEL Shareholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby, including the Acquisition, and (iii) recommending the approval and adoption of this Agreement and the Acquisition by the PEL Shareholders.

“Company Intellectual Property” means the Intellectual Property owned (or purported to be owned) by the Operating Companies.

“Company Subsidiary” means any subsidiary of any Acquired Company.

“Confidential Information” means all financial, technical, commercial or other information of the Operating Companies (whether written or oral), including all information, notes, client lists and records, reports, analyses, financial statements, compilations, studies, forms, business or management methods, marketing data, fee schedules, information technology systems and programs, projections or forecasts of the Operating Companies. Confidential Information does not include any information that (i) is or becomes generally available to and known by the public (other than as a result of violation of this Agreement by the relevant party or its Representatives); or (ii) has already been developed, or is hereafter independently acquired or developed, by the relevant party without violating any confidentiality agreement or other obligation of secrecy under this Agreement or otherwise as evidenced by internal records of such relevant party.

“Covered Person” means the present and former directors and officers, employees, fiduciaries and other insureds of the Operating Companies.

“Escrow Agent” means Citibank, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement in the form of Exhibit C.

“Escrow Amount” means the Purchase Price Adjustment Escrow Amount.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fraud” means actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied.

“Indebtedness” of any person means, the aggregate amount owed without duplication in respect of (i) obligations for borrowed money or in respect of loans or advances, (ii) securitization, factoring or other similar arrangements, (iii) obligations for amounts drawn on outstanding letters of credit and bankers’ acceptances, (iv) obligations with respect to interest rate swap, currency swap, forward currency or interest rate contracts or other hedging arrangements, (v) obligations under leases of personal property required to be capitalized under GAAP, (vi) obligations evidenced by notes, bonds, debentures or other debt securities, (vii) obligations under conditional sale or other title retention agreements relating to property or assets purchased by such person (other than customary trade credit incurred in the ordinary course of business), (viii) the items set forth on Section 10.05(b)(i) of the Seller Disclosure Schedule, (ix) all accrued and unpaid interest, fees, premiums or penalties on any of the obligations referred to in the foregoing clauses (i) through (viii) assuming repayment in full on the date of determination, (x) accrued but unpaid current Income Taxes through the Closing Date, and (xi) obligations referred to in the foregoing clauses (i) through (x) of other persons for the payment of which such person is responsible as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Indemnification Cap” means an amount equal to $47,500,000.

“Indian Closing Cash Consideration” means the cash consideration payable by the Purchasers at the closing of the transactions contemplated by the Indian Share Purchase Agreement.

“Indian Employee Benefit Plans” means the (Indian) Employees Provident Fund and Miscellaneous Provisions Act, 1952, (Indian) Employee’s State Insurance Act, 1948, (Indian) Payment of Gratuity Act, 1972, (Indian) Payment of Bonus Act, 1965 and any other applicable laws in India which extend current or future benefits to any current or former employee (whether temporary, part-time or full-time) or individual independent contractor engaged by DRG Analytics and Insights Private Limited.

“Indian Share Purchase Agreement” means a share purchase agreement by and among PEL, Piramal Consumer Products Limited, and the Singapore Purchaser and, solely for the limited purposes set forth therein, Parent in the form attached hereto as Exhibit E.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) patents and patent applications therefor, and any divisions, continuations, continuations-in-part, extensions, reexaminations or reissues of any patents or patent applications; (ii) registered and unregistered trademarks, service marks, trade names, slogans, logos, trade dress, social media identifiers and accounts, and Internet domain names, together with all goodwill associated therewith and all applications, registrations, renewals and extensions thereof; (iii) registered or unregistered copyrights, applications, renewals, extensions, reversions, restorations, and moral rights thereof, now or hereafter provided by applicable Law; (iv) Trade Secrets; (v) intellectual property rights in software, data, database rights and documentation, including user manuals and training material related thereto recognized under applicable Law; and (vi) all other intellectual property or similar proprietary rights to the extent entitled to legal protection as such.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, the Operating Companies.

“International Plan” means any Company Benefit Plan that covers Service Providers who perform (or who, as of immediately prior to termination of their employment with any of the Operating Companies, performed) services primarily in a country other than the United States, other than any such Company Benefit Plan that is mandated by a Governmental Entity or by applicable Law that is sponsored or maintained by a Governmental Entity and not by any of the Operating Companies.

“Key Employee” means any Service Provider whose annual base cash compensation is $250,000 or more.

“Knowledge of Purchaser” means the actual knowledge, after due inquiry of direct reports, of the persons set forth on Section 10.05(b)(i) of the Purchaser Disclosure Schedule.

“Knowledge of Seller” means the actual knowledge, after due inquiry of direct reports, of the persons set forth on Section 10.05(b)(ii) of the Seller Disclosure Schedule.

“Liabilities” mean with respect to any person, any liability of such person of any kind, whether absolute or contingent, known or unknown, accrued or unaccrued, asserted or unasserted, matured or un-matured, fixed, disputed, liquidated or executory, in each regardless of whether required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Operating Companies or for which the Operating Companies have obtained a covenant not to be sued.

“Lock-up Period” shall mean the period commencing on the date hereof and ending 90 days after the one (1) year anniversary of the Closing.

“Losses” means, with respect to any person, any and all losses, Proceedings, arbitration, audit, examination, investigation, litigation (whether civil, criminal, administrative, judicial or investigative, whether formal or informal; whether public or private; and whether commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator), assessments, damages (including lost profit and diminution in value to the extent arising from activities that are reasonably foreseeable), Liabilities (whether express or implied, primary or secondary, direct or indirect or otherwise due or to become due), deficiencies, assessments, Taxes, costs and expenses asserted against, imposed upon or incurred by such person, including interest, penalties, attorneys’ fees and expenses, settlement costs, third-party expert and consultant fees and expenses, fines, Judgments, awards and financial responsibility for investigation, removal and cleanup costs, natural resource damages, and government oversight costs, in each case on a pre-Tax basis that are either (i) probable and reasonably foreseeable or (ii) actually paid or payable pursuant to a Third Party Claim.

“made available”; “provided to” and words of similar meaning or import mean, with respect to any document furnished to Purchaser, that such document was made available to Purchaser in the electronic data room hosted prior to the execution and delivery of this Agreement as that site existed on such day and as of the Closing.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, has a material adverse effect on (a) the business, assets, properties, liabilities, financial condition or results of operations of the Operating Companies, taken as a whole, or (b) on the ability of the Seller, PEL, the Operating Companies or their respective affiliates to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that solely for the purposes of the foregoing clause (a), no effect, change, event or occurrence arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect: (i) (A) the Seller’s, PEL’s or any of their respective affiliates’ compliance with the terms and conditions of this Agreement or (B) any action taken by the Seller, any Operating Company or any of their respective affiliates that is (1) expressly contemplated by this Agreement, (2) which any Purchaser has expressly requested in writing or (3) to which any Purchaser has consented to in writing; (ii) any event, change, occurrence or effect affecting the industry, industry sectors or any geographic markets in which the Operating Companies operate generally or the United States or worldwide economy generally or the securities, syndicated loan, credit or other financial markets generally, including changes in interest or exchange rates; (iii) political or regulatory conditions, including the worsening of any existing conditions; (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, whether or not caused by any person, or any national or international calamity or crisis; (v) any failure of the Operating Companies to meet internal forecasts, projections, predictions, guidance, estimates, milestones or budgets (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any event, change, occurrence or effect that caused such failure has resulted in a Material Adverse Effect); (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Operating Companies (it being understood that this clause (vi) shall not apply to a breach of any representation or warranty related to the negotiation, execution or announcement of the transactions contemplated by this Agreement and the Ancillary Agreements); (vii) the loss of, or impact on, the relation of the Operating Companies with any employees, partners, distributors or customers as a result of the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Operating Companies or otherwise (it being understood that this clause (vii) shall not apply to a breach of any representation or warranty related to the negotiation, execution or announcement of the transactions contemplated by this Agreement and the Ancillary Agreements); or (viii) any change or prospective change in Laws or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) after the date hereof or the enforcement thereof; provided, further, that, with respect to a matter described in any of clauses (ii), (iii), (iv) and (viii), such event, change, occurrence or effect may be taken into account in determining whether there has been a Material Adverse Effect to the extent such matter has a materially disproportionate adverse effect on the business of the Operating Companies as compared to other businesses in the industry in which the Operating Companies operate.

“Material Customers” means all of the customers of the Operating Companies from whom the Operating Companies reasonably expect to receive, in the aggregate, annual payments in excess of $1,800,000 during the fiscal year ended December 31, 2019.

“Material Suppliers” means (A) all of the suppliers of the Operating Companies to whom the Operating Companies reasonably expect to make annual payments in excess of $500,000 during the fiscal year ended December 31, 2019 and (B) any licensor or other provider of any “real world” data or database rights.

“Maximum Available Stock Consideration” means at any time, the number of shares of Parent Common Stock available for issuance pursuant to Section 2.05.

“Maximum Stock Consideration” means 2,895,638 shares of validly issued, fully paid and non-assessable Parent Common Stock, subject to adjustment pursuant to Section 2.05.

“Operating Companies” means the Acquired Companies, the Company Subsidiaries, DRG Analytics & Insights Private Limited, a private company limited by shares incorporated under the laws of the Republic of India (“DAIPL”), and any subsidiary of any of the foregoing.

“Parent Common Stock” means the ordinary shares, with no par value per share, of Parent.

“Parent SEC Documents” means all forms, documents and reports that Parent and each of its subsidiaries have filed or furnished with the SEC since May 13, 2019.

“Parent Stock Exchange” means the New York Stock Exchange.

“Permitted Liens” means (i) such Liens as are set forth in Section 10.05(b)(iii) of the Seller Disclosure Schedule, (ii) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s or other like Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable, or which are being contested in good faith through appropriate proceedings and for which appropriate reserves have been taken in accordance with GAAP, (iii) Liens arising under original purchase price, conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business to the extent not incurred in connection with the borrowing of money, (iv) Liens for Taxes not yet due and payable, that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which appropriate reserves have been taken in accordance with GAAP, (v) Liens disclosed in the Financial Statements or the notes thereto or securing liabilities reflected in the Financial Statements or the notes thereto or in the Closing Statement, (vi) restrictions under the Leases, and (vii) easements, covenants, rights-of-way, zoning, building and other similar restrictions, or other imperfections of title, licenses or Liens, that (A) are matters of record and (B) which have not and do not individually or in the aggregate (a) materially detract from the value of the assets to which they attach or (b) materially impair the continued use and operation of the assets to which they relate in the conduct of the businesses of any of the Operating Companies as currently conducted.

“person” means any individual, firm, corporation, partnership, association, limited liability company, unlimited liability company, trust, unincorporated organization, joint venture, Governmental Entity or other entity.

“Personal Data” means, in addition to any definition for any similar term (e.g., “personally identifiable information,” “personal information,” “PII,” “personal health information” or “PHI”) provided by applicable Law, any and all information relating to a person or household that contains data elements that are or are capable of being associated with or can reasonably be linked with a person or household, including (i) personal identifiers, such as name, address, telephone number and date of birth, (ii) identification numbers, such as social security number, driver’s license number, tax identification number or passport number, (iii) online identifiers, email addresses, social media handles, Internet or software-based usernames, Internet Protocol addresses, cookie identifiers and device identifiers, (iv) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (v) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (vi) genetic data, data concerning health, biometric data, such as a fingerprint, retina or iris image, voice print, signature, or other unique physical representation or characteristic, and (vii) individual medical or health information, including protected health information governed by the Health Insurance Portability and Accountability Act of 1996, and the regulations promulgated thereunder.

“Proceeding” means any suit, action, complaint, hearing or proceeding, whether judicial or administrative, before any Governmental Entity or arbitrator.

“Purchase Price Adjustment Escrow Amount” means an amount equal to $1,000,000.

“Purchase Price Adjustment Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement.

“Purchaser Fundamental Representations” means the representations and warranties in Section 4.01 (Organization), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03(a)(i) (Non-Contravention and Approvals), Section 4.05 (Availability of Funds) and Section 4.07 (Brokers and Finders).

“Purchaser Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, would reasonably be expected to (x) prevent or materially impede or delay the consummation by Parent or Purchasers of the Acquisition and the other transactions contemplated by this Agreement or (y) the ability of Parent, the Purchasers or their respective affiliates to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

“Registration Statement” shall mean any registration statement of Parent filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits to and all material incorporated by reference in such registration statement.

“Representatives” means, as to any person, such person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Restricted Cash” means cash and cash equivalents to the extent such cash and cash equivalents are not freely useable and available to the Operating Companies because such cash or cash equivalents is subject to restrictions or limitations on the transfer, use or distribution either by Contract, for regulatory or legal purposes, or is cash and cash equivalents that is collected from a customer in advance and is being held in escrow on behalf of such customer; provided, that for avoidance of doubt, Restricted Cash shall include all cash balances that represent collateral for the letters of credit in respect of the following Leased Real Property: (x) 100 District Avenue, Suite 213, Burlington, Massachusetts 01803 and (y) 150 West 22nd Street, 4th Floor, New York, NY 10011.

“SEC” means the U.S. Securities and Exchange Commission, or any successor agency thereto.

“Securities Act” means the Securities and Exchange Act of 1933, as amended.

“Seller Fundamental Representations” means the representations and warranties in Section 3.01 (Organization), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03(a)(i) (Non-Contravention and Approvals), Section 3.04 (The Acquired Companies), Section 3.08 (Title to Equity Interests) and Section 3.19 (Brokers and Finders) and the representations and warranties in Sections 3.01, 3.02, 3.03(a)(i), 3.04, 3.05 and 3.06 of the Indian Share Purchase Agreement.

“Shelf Registration Statement” shall mean a Registration Statement filed with the SEC on either (a) Form S-3 or Form F-3 (or any successor form or other appropriate form under the Securities Act) or (b) if Parent is not permitted to file a Registration Statement on Form S-3 or Form F-3, an evergreen Registration Statement on Form S-1 or Form F-1 (or any successor form or other appropriate form under the Securities Act), in each case, for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC) covering the Parent Common Stock.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Trade Secrets” means any and all know-how, trade secrets, confidential information, customer lists, software source code, technical information, data, process technology, plans, drawings, and blue prints relating to the Operating Companies that derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use.

“Transaction Expenses” means all fees, costs and expenses incurred by or on behalf of, or payable by, any of the Operating Companies in connection with the preparation, negotiation, execution and consummation of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby that have not been paid as of the Closing (including those that become due or payable on or after the Closing pursuant to contracts, agreements or arrangements in effect at or prior to the Closing), or any other sale or strategic review process conducted or pursued by the Seller, whether or not accrued and whether billed or payable prior to, on or after the Closing, including (i) all bonuses or accelerated benefits (including, for the avoidance of doubt, any retention, change in control, transaction or similar bonuses, including all payments under (x) the Amended and Restated Decision Resources, Inc. Long-Term Incentive Plan and (y) the Decision Resources Group, Inc. Equity Incentive Plan), incentive and/or severance payments (including, for the avoidance of doubt, severance payments due to Vivek Sharma following his separation from the Company at or after the Closing), and obligations for continued benefits, in each case payable to any Service Provider in connection with the transactions contemplated hereby (alone or together with any other event which standing alone would not itself trigger such entitlement), whether due and payable prior to, at or after the Closing, and all related fees and expenses thereto, plus the employer portion of any payroll, employment or similar Taxes related thereto or related to any other compensatory arrangement that is paid out or for which the vesting is accelerated in connection with the transactions contemplated hereby (whether or not the underlying compensatory arrangement is treated as a Transaction Expense), (ii) all fees, costs, expenses and disbursements of investment banks, financial advisors, attorneys, accountants and other advisors and service providers (other than the Escrow Agent), including pursuant to that certain Letter Agreement, by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Decision Resources, Inc., dated December 13, 2018, unless otherwise terminated, (iii) any assignment, change in control or similar fees expressly payable as a result of the execution and delivery of this Agreement and the other Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, (iv) any fees, costs, expenses and other Liabilities incurred (or that would be incurred or made) as a result of the termination or settlement of any Related Party Agreement or account that is required to be terminated or settled pursuant to Section 5.07, (v) fifty percent (50%) of (A) any fee related to compliance with the applicable requirements of the HSR Act, in each case as set forth in Section 5.04 and (B) any costs and expenses of the Escrow Agent and (vi) the fixed sum of $500,000. “Transaction Expenses” shall also mean all obligations of the Operating Companies in respect of (i) accrued but unpaid bonuses (including, for the avoidance of doubt, any (A) accrued but unpaid bonuses under the 2019 Annual Incentive Bonus Plan, (B) accrued but unpaid retention bonuses, whether or not such retention bonuses become payable in connection with the consummation of the transactions contemplated by this Agreement, and (C) any remaining amounts of the sign-on bonus payable to Girish Venkatachaliah pursuant to his employment agreement with DR/Decision Resources, LLC, dated as of September 2, 2019, plus, for all such accrued but unpaid bonuses under this clause (i), the employer portion of any payroll, employment or similar Taxes relating to any payments or benefits paid or provided pursuant thereto, and (ii) severance or other termination-related payments that are due or accrued but unpaid, which shall include the value of any health and welfare benefits provided in connection with such severance, plus the employer portion of any payroll, employment or similar Taxes relating to any payments paid or provided pursuant thereto.

“VAT” means any Tax imposed in compliance with the Council Directive of 28 November 2006 on (a) the common system of value added tax (EC Directive 2006/112); and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in paragraph (a) above, or imposed elsewhere, including for the avoidance of doubt goods and services or similar Tax imposed by or on behalf of India (or any political subdivision or Taxing Authority thereof).

“Willful Breach” means a breach that is a consequence of an act undertaken, or a failure to act, which the breaching party actually knew would, or would reasonably be expected or likely to, result in a material breach of this Agreement.

SECTION 10.06.     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 10.07.     Entire Agreement. This Agreement, and the Exhibits and Seller Disclosure Schedule and Purchaser Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the Ancillary Agreements, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the Ancillary Agreements. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Schedule and Purchaser Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 10.08.     Severability. If any covenant or provision hereof is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision, each of which is hereby declared to be separate and distinct. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. If any provision of this Agreement is declared invalid or unenforceable for any reason other than overbreadth, the offending provision will be modified so as to maintain the essential benefits of the bargain among the parties hereto to the maximum extent possible, consistent with law and public policy.

SECTION 10.09.     GOVERNING LAW. THIS AGREEMENT, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT AND ANY DISPUTES ARISING UNDER OR RELATED HERETO (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICTS OF LAW PRINCIPLES.

SECTION 10.10.     JURISDICTION; OTHER MATTERS RELATED TO FINANCING SOURCES.

(a)           EACH PARTY IRREVOCABLY AGREES THAT ANY PROCEEDING AGAINST THEM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR DISPUTES RELATING HERETO (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) SHALL BE BROUGHT EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, OR, IF SUCH COURT DOES NOT HAVE JURISDICTION, THE STATE COURTS OF NEW YORK LOCATED IN NEW YORK COUNTY, AND HEREBY IRREVOCABLY ACCEPTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE AFORESAID COURTS IN PERSONAM WITH RESPECT TO ANY SUCH PROCEEDING AND WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b)           Notwithstanding anything in this Agreement to the contrary, each party hereto (on behalf of themselves and their respective affiliates and its and their respective officers, directors, employees, members, managers, partners, controlling persons and representatives) acknowledges and irrevocably agrees (i) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise against any Financing Source arising out of or relating to this Agreement or the Commitment Letter or the performance hereunder or thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or a federal Court), and any appellate court from thereof, (ii) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such legal action in any other court, (and, if brought, agree to dismiss or otherwise terminate such legal action) and (iv) that the provisions of Section 10.12 shall apply to any such legal action. The Seller, the Operating Companies and PEL (on behalf of themselves and their respective affiliates and its and their respective officers, directors, employees, members, managers, partners, controlling persons and representatives) covenant and agree that the Financing Sources shall not have any liability or obligations (whether based in contract, tort, fraud, strict liability or otherwise) to the Seller, PEL, the Operating Companies or their respective affiliates (or its or their respective officers, directors, employees, members, managers, partners, controlling persons and representatives) arising out of or relating to this Agreement, the Commitment Letter or any Financing. It is also hereby agreed that in no event will the Seller, PEL, the Operating Companies or the respective affiliates (or its or their respective officers, directors, employees, members, managers, partners, controlling persons and representatives) have any rights or claims with respect to the Financing or against the Financing Sources or be entitled to specific performance of the Commitment Letter against the Financing Sources. For the avoidance of doubt, nothing in this Section 10.10(b) shall limit the rights of Purchaser (or, after the Closing, the Operating Companies) against the Financing Sources under the Commitment Letter or the agreements, if any, pertaining to the Financing. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature in connection with this Agreement, the Financing or the Commitment Letter.

SECTION 10.11.     SERVICE OF PROCESS. EACH OF THE PARTIES CONSENTS TO SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT WHICH MAY BE SERVED IN ANY PROCEEDING IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR THE STATE COURTS OF NEW YORK LOCATED IN NEW YORK COUNTY, WHICH SERVICE MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, POSTAGE PREPAID, OR AS OTHERWISE PROVIDED IN SECTION 10.04, TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH IN SECTION 10.04.

SECTION 10.12.     WAIVER OF JURY TRIAL.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION (INCLUDING AGAINST ANY FINANCING SOURCE) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE FINANCING OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

SECTION 10.13.     Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by on behalf of Parent and the Seller (and any such amendment shall be binding on all of the parties hereto), or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. Notwithstanding anything to the contrary contained herein, any amendments to or waivers of any Financing Sources Provisions in a manner adverse to the Financing Sources shall require the prior written consent of the affected Financing Parties.

SECTION 10.14.     Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following two sentences, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither PEL, the Seller, Parent nor the Purchasers would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.14 shall not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, in no event shall the exercise of the Seller’s right to seek specific performance pursuant to this Section 10.14 reduce, restrict or otherwise limit the Seller’s right to terminate this Agreement pursuant to Section 7.01; provided, that the Seller shall not be permitted or entitled to receive both a grant of specific performance of the type contemplated by this Section 10.14 and any money damages. For the avoidance of doubt, in no event shall the exercise of the Seller’s right to seek specific performance pursuant to this Section 10.14 reduce, restrict or otherwise limit the Seller’s right to terminate this Agreement pursuant to Section 7.01(d); provided, that the Seller shall not be permitted or entitled to receive both a grant of specific performance of the type contemplated by this Section 10.14 and any money damages.

SECTION 10.15.     Joint Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 10.16.     Fulfillment of Obligations.   Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

PEL-DRG DUTCH HOLDCO B.V.

by:	/s/ Varun Agarwal
Name: Varun Agarwal
Title: Director

by:	/s/ Martin Kruithof
Name: Martin Kruithof
Title: Director

PIRAMAL ENTERPRISES LIMITED

by:	/s/ S. K. Honnesh
Name: S. K. Honnesh
Title: Group General Counsel

CLARIVATE ANALYTICS (US) HOLDINGS. INC.

by:	/s/ Stephen Hartman
Name: Stephen Hartman
Title: Director

CLARIVATE ANALYTICS PLC

by:	/s/ Stephen Hartman
Name: Stephen Hartman
Title: Director

CLARIVATE ANALYTICS (CANADA) HOLDINGS. CORP.

by:	/s/ Stephen Hartman
Name: Stephen Hartman
Title: Director

CAMECO UK BIDCO LIMITED

by:	/s/ Stephen Hartman
Name: Stephen Hartman
Title: Director

CLARIVATE ANALYTICS (SINGAPORE) PTE. LTD.

by:	/s/ David Liu
Name: David Liu
Title: EVP APAC